Exhibit 99.2

Cadbury Schweppes plc
Report & Accounts and Form 20-F 2004

Registered Office and
Group Headquarters
25 Berkeley Square, London W1J 6HB, UK
Registered in England and Wales No. 52457
Telephone Number: 020 7409 1313

Group Secretary
M A C Clark

Senior Independent
Non-Executive Director
Interested persons who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.
Registrars
Computershare Investor Services PLC,
P. O. Box 82,
The Pavilions,
Bridgwater Road,
Bristol BS99 7NH, UK
Telephone Number: 0870 873 5803
Fax Number: 0870 703 6103
Email: web.queries@computershare.co.uk

Financial Calendar

	Final Dividend for 2004	Interim Dividend for 2005

Ordinary Shares
Announcement of results	23 February 2005	26 July 2005
Ex-dividend date	27 April 2005	14 September 2005
Record date	29 April 2005	16 September 2005
Dividend payment	27 May 2005	14 October 2005

The Annual General Meeting of the Company is on 19 May 2005. The Notice of Meeting, details of the business to be transacted and arrangements for the Meeting are contained in the separate Annual General Meeting booklet sent to all shareowners.

This document is the Report & Accounts and Form 20-F of Cadbury Schweppes public limited company for the year ended 2 January 2005. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles. Together with the Form 20-F to be filed with, and the form 6-K to be furnished to, the US Securities and Exchange Commission in April 2005, it constitutes the annual report on Form 20-F for the US Securities and Exchange Commission.

Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Description of Business

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Description of Business

1. Business Overview
Origins and Portfolio Development
The origins of Cadbury Schweppes date back to the founding of Schweppes, a mineral water business, by Jacob Schweppe in 1783 and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc.

Cadbury and Schweppes remain among the most important of the Group’s brands. Many of its other key brands are also long established having been launched in the late 19th and early 20th centuries. Most notable among these are Dr Pepper, Halls, Trident and Cadbury Dairy Milk.

Brand	Product	Date Launched

Schweppes	Carbonated water	1783
Cadbury	Cocoa powder	1824
Schweppes Tonic Water	Quinine based carbonated drink	1870
Dr Pepper	Carbonated soft drink	1885
Halls Cough Tablets	Cough drop	1893
Dentyne	Chewing gum	1899
Canada Dry	Carbonated soft drink	1904
Cadbury Dairy Milk	Milk chocolate bar	1905
Chiclets	Sugar coated gum	1914
7 UP	Carbonated soft drink	1929
Trident	Sugar free gum	1962
Snapple	Non carbonated soft drink	1972

The Business Today
Since 1969, Cadbury Schweppes’ operations have been focused on confectionery and non-alcoholic beverages. In the late 1980’s, the Group sold its non-core household product, food and hot beverage operations so that it could focus on confectionery and cold beverages. In 2004, 60% of the Group’s net sales came from confectionery and 40% from beverages.

Over the last 25 years, the Group’s geographic and product participation within the confectionery and beverage markets has been significantly changed, mainly through a programme of acquisitions and disposals.

Main Confectionery Acquisitions: 2000 – 2004

The Group has extended and strengthened its position in certain markets and categories where it believed it could generate faster growth at higher margins and exited other markets and categories where it felt it did not have sustainable competitive advantage and where a sale created value for its shareowners.

The most significant strategic moves over this period have been:
•	1986 and 1987 – sale of the food & beverage and health & household divisions
•	1995 – purchase of Dr Pepper/Seven Up, a carbonated soft drinks business mainly in the US
•	1997 – sale of Coca Cola Schweppes Beverages, a soft drink bottling operation, in the UK
•	1999 – sale of beverage brands in 160 markets around the world
•	2000 – purchase of Snapple, a non-carbonated premium beverage business mainly in the US
•	2003 – purchase of Adams confectionery business, a gum and medicated sugar confectionery business with strong positions in North, Central and South America

Today, the business is organised into five geographic regions: Americas Beverages; Americas Confectionery; Europe Middle East and Africa (“EMEA”), which sells predominantly confectionery but includes some beverage sales; Europe Beverages, selling beverages; and Asia Pacific, selling both beverages and confectionery.

Confectionery
In confectionery, the Group has substantially grown its share of the global confectionery market as it has extended its geographic and product participation. This has primarily been achieved through acquisition, most notably Wedel in Poland (1999), Hollywood in France (2000), Dandy in Scandinavia (2002) and the acquisition of Adams (2003).

At the time of acquisition, Wedel was the number one chocolate brand in Poland and Hollywood the number two gum brand in France. Dandy was the fourth largest gum business in the world, with strong market share positions in Scandinavia, Switzerland and Russia.

Date	Company	Country	Percent Holding	Consideration	Description/Comments

Feb-99	Wedel	Poland	100%	£49m	The number one chocolate brand at the time of acquisition

Aug-00	Hollywood	France	100%	Not disclosed	The number two gum business in France at the time of acquisition (number one in 2004)

Feb-02	Cadbury India	India	Share increased from 49% to 94%	£111m	Buy-out of the minority shares. By the end of 2004, Cadbury Schweppes shareholding had reached 96%.

May-02	Kent	Turkey	65%	USD95m	Turkey’s leading sugar confectionery company

Sep-02	Dandy	Denmark	100%	£222m	Fourth largest chewing gum company world- wide at the time of acquisition with key markets in Scandinavia, Switzerland and Russia

Mar-03	Adams	US	100%	USD4.2bn	Second largest gum business world-wide.

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The US$4.2bn (£2.7bn) acquisition of Adams in 2003 transformed Cadbury Schweppes’ position in the confectionery market world-wide. With turnover of around $2 billion, a global market share of 24.7% in gum, a focus on the important markets of North and Latin America and a strong position in the growing markets of medicated confectionery, Adams significantly increased Cadbury Schweppes’ confectionery scale, product range and geographic reach.

Adams had a significant market presence and operations in North, Central and South America which accounted for 75% of its sales. Key markets outside the Americas were the UK, Greece, Egypt, Japan and Thailand. Adams’ sales were focused on a small number of global and regional brands mainly in the gum and medicated sugar confectionery categories. With a number two share of the world-wide gum market, the acquisition added the Trident, Dentyne/Dentyne Ice, Chiclets and Bubbas range of gum and bubblegum brands to the Group. The Halls brand is the number one sugar brand and the leading medicated brand world-wide (source: Euromonitor 2003).

Today, Cadbury Schweppes is the second largest group in the global confectionery market with a market share of 9.2% (source: Euromonitor 2003). This compares with a market share of 5.3% in 2001. (source: Euromonitor)

The Group has strong positions in many of the important confectionery markets around the world. It has a number one or number two market share position in 23 of the top 50 confectionery markets (see table below) and a leading market share in all of its geographic regions.

Number of No.1 or No.2 Positions in the Top 50 Confectionery Markets

	Cadbury Schweppes	Nestle	Kraft	Mars	Wrigley	Hershey

No.1 Position	17	5	4	2	3	1
No.2 Position	6	11	5	4	2	1
Total Confectionery	23	16	9	6	5	2

Source: Euromonitor 2003

The Group’s confectionery turnover is generated from products spanning the full range of the confectionery market – chocolate, gum and sugar. The table below shows the change in percentage contributions to the Group’s confectionery turnover on a product and a geographic basis between 1997 and 2004. In 1997, 73% of confectionery turnover was generated by chocolate; in 2004 this figure fell to 46%, with 28% generated by gum, and 26% by other sugar products. In 1997, 87% of confectionery turnover was generated in EMEA and Asia Pacific, particularly in the UK and Australia. In 2004, EMEA accounted for around 55% of confectionery turnover, Asia Pacific accounted for around 15% of confectionery turnover and the Americas accounted for around 30% of confectionery turnover versus just over 10% in 1997.

Today, the Group sells its confectionery products in around 190 countries. It has 71 (2003: 78) manufacturing facilities. Further details are provided on page 10. The Group’s main confectionery brands are Cadbury, Trident, Halls, Dentyne, Stimorol, Hollywood, Wedel, Bassetts and Trebor. With the exception of Halls, which is sold in over 24 countries around the world, the Group’s brands have regional or local strengths. Details of the Group’s main confectionery brands by region can be found on pages 8 to 10 – Business Regions.

Sales Contribution by Product	Sales Contribution by Geography

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Description of Business

Beverages
The Group’s beverage business is concentrated in three regions where the Group believes it has or can build a sustained competitive advantage: the Americas (North America and Mexico), Continental Europe and Australia.

This footprint was achieved through the disposal of non-core beverage brands and businesses in 160 markets in 1999, and the subsequent acquisition of brands and businesses in the Group’s focus markets. The acquisition programme increased the scale of the remaining operations and expanded the Group’s brand portfolio, particularly into the non-carbonated sector of the beverage market. The most significant of these acquisitions were Snapple in the US (2000), La Casera in Spain (2001), Orangina in France (2001), Squirt in Mexico (2002) and Apollinaris & Schweppes (2002).

Main Beverage Acquisitions 2000 – 2004

Date	Company	Country	Percent Holding	Consideration	Description/Comments

Oct-00	Snapple	US	100%	£1.2bn	The leading premium beverage business in the US Main brands were Snapple, RC Cola and Mistic

Jul-01	La Casera	Spain	100%	£65m	Spain’s third largest soft drinks producer

Oct-01	Orangina	France	100%	£445m	Soft drink brands in Continental Europe, North America and Australia.

Feb-02	Squirt	Mexico	100%	Not disclosed	Acquisition of the Squirt brand in Mexico. The Group already owned the Squirt brand in the US

Nov-02	Apollinaris & Schweppes	Germany	Share increased from 28% to 100%	£115m	Buy-out of the remaining 72% interest in the Group’s German associate

As a result of these transactions 40% of the Group’s beverage turnover was generated from the sale of non-carbonated beverages in 2004 versus around 20% in 1997. In addition,

in all of the markets in which it has decided to operate, the Group has built strong number 2 or number 3 market share positions.

Sales Contribution by Product	Sales Contribution by Geography

The Group’s main beverage brands include Dr Pepper, 7 UP, Schweppes, Snapple, Hawaiian Punch, Mott’s, Orangina, Oasis, Clamato, Canada Dry, A&W, Sunkist, Yoo-Hoo and La Casera. 7 UP is owned by the Group in the US and Puerto Rico only and Sunkist is a licensed product. The Orangina brand is owned around the world. All other carbonated soft drink brands are owned in a limited number of countries, principally the US, Canada, Mexico, Continental Europe, Scandinavia and Australia. Principal still drink brands are owned around the world. Detail of the Group’s main beverage brands by region can be found in the Business Regions sections on pages 8 to 10.

In beverages, Cadbury Schweppes operates both as a manufacturer and as a licensor. The Group has wholly owned manufacturing operations in nine countries, the most significant of which are in Australia, Mexico, Spain, Germany and the US. There are bottling agreements in the United States and France with associated companies. In 23 countries, including the US, Cadbury Schweppes acts as a brand licensor, selling concentrate and syrup to independently owned manufacturers (certain of which are affiliated with competitors) to which it also supplies technical and marketing support. Following the 1999 disposal, outside of these 23 countries the Group does not own the rights to any carbonated beverage, or water brands with the exception of Orangina.

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Goals and Priorities

2004–7 Goals		2004 Priorities

1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Execute “Fuel for Growth”

2	Profitably and significantly increase global	3	Integrate Adams and “Beat the Model”
	confectionery share	4	Execute “Smart Variety”

3	Profitably secure and grow regional beverages share	5	Integrate North America Beverages
		6	Integrate Europe Beverages

4	Ensure our capabilities are best in class	7	Ratchet up innovation
		8	Hone people and systems capabilities

5	Reinforce reputation with employees and society	9	Motivate, develop & reward our people
		10	Continue high Corporate and Social Responsibility standards

In October 2003, the Group set its strategic goals for the 2004 – 2007 period along with specific priorities for 2004. Each goal has 2 priorities. The goals are unlikely to change from year to year but the priorities will.

The first goal and overarching objective is to deliver superior shareowner returns. Performance in respect of this goal is measured by comparing Cadbury Schweppes’ Total Shareowner Return (TSR) against a set of 28 international fast moving consumer goods peers.

The Group believes there is a direct link over time between superior business performance and superior shareowner returns. The Group measures its annual performance based on three key business performance indicators: sales, margins, and cash flow. It measures achievement of performance within set goal ranges. These performance ranges are:

•	Turnover growth in the base business(†) of between 3% and 5% per annum at constant currency;
•	Underlying operating margin(†) growth (before goodwill/intangibles amortisation and exceptional items) of between 50 and 75 basis points per annum at constant currency; and
•	Free cash flow(†) totalling £1.5 billion over the four year period to 2007 at constant currency.

(†) An explanation of the measures used by the Group in setting its performance goal ranges and the reasons for using these measures are set out on page 50.

Details on the Group’s performance in respect of the financial goals and total shareholder return in 2004 are provided on pages 55 and 37. Senior management incentives are linked to the Group’s external performance goals. Details of management performance incentives are provided on page 35.

All of the Group’s goals and priorities over the 2004 to 2007 period support the achievement of its overarching objective of superior shareowner performance. Critical priorities in this respect are: executing Fuel for Growth; integrating Adams; executing Smart Variety; and increasing the level of innovation.

The Fuel for Growth initiative is designed to reduce the Group’s direct and indirect cost base by £400 million per annum by 2007. Major cost reduction opportunities include: the cost synergies arising from the integration of Adams; bringing together the beverage businesses in North America; fully integrating European beverage acquisitions; reconfiguring the global confectionery supply chain; and reducing administrative overheads at every level in the Group.

A major proportion of the cost savings will support the achievement of the Group’s margin growth goals. The Group intends to reinvest around one third of the cost savings to support growth initiatives, including increased investment in marketing, science & technology, innovation and commercial capabilities.

Integrating Adams and delivering on the acquisition case recognises the strategic nature of this acquisition and the scale and complexity of the integration programme. The full integration of Adams into Cadbury Schweppes involves the merging of the separate commercial, back-office and supply chain structures. The integration is expected to be fully completed by 2006. It requires the Group to deliver $125 million of cost synergies and $60 million of revenue synergies, and the return on the capital invested in Adams to exceed the Group’s weighted average cost of capital. The most significant projects are the creation of new back-office and logistics infrastructure in the United States and Canada. The project in the United States was successfully completed in the fourth quarter of 2004. The Canadian project is scheduled for completion by the second quarter of 2005.

The Smart Variety growth initiative recognises that Cadbury Schweppes’ business model is based on its diverse range of strong local and regional brands. Smart Variety is a commercial discipline which provides the Group with the decision rules and processes to leverage the combination of its broad product range, geographic reach, routes to market and manufacturing capabilities.

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Description of Business

Product innovation is an important growth driver in the beverage and confectionery markets. In pursuit of its growth objective, the Group has set a goal of generating 15% of sales from innovation by 2007. Innovation is defined as sales generated in any particular year from new products launched in that year and the prior year. In 2004, our innovation to sales ratio was 9%, up from 6% in 2003.

In support of this innovation goal the Group’s research and development activities were reorganised in 2004 into a newly created Science and Technology function. Further details are provided on page14. New processes and software have also been developed.

2005 Goals and Priorities
For 2005, while the Group’s goals have remained the same, a number of changes have been made to the priorities in order to provide greater focus on growth and returns.

The Group is seeking to maximise the returns from the investment in Fuel for Growth and improve capital efficiency across the business. The investment needed to deliver the £400 million of Fuel for Growth savings has been reduced from £900 million to £800 million. More stringent capital allocation and working capital management is expected to improve the Group’s capital efficiency.

Investment and focus on growth will be increased through innovation, marketing, sales execution and enhancing Cadbury Schweppes’ commercial capabilities. In addition, in the United States, the Group will seek to further strengthen its carbonated soft drinks distribution through greater alignment with its bottling partners and consolidation of the independent bottling network.

2004–7 Goals		2005 Priorities

1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Execute “Fuel for Growth” and focus on Free Cash Flow

2	Profitably and significantly increase global	3	Invest, innovate and execute
	confectionery share	4	Execute “Smart Variety”

3	Profitably secure and grow regional beverages share	5	Invest, innovate and execute
		6	Strengthen non CSDs and RTM

4	Ensure our capabilities are best in class	7	Roll-out Building Commercial Capabilities
		8	Refine Supply Chain disciplines

5	Reinforce reputation with employees and society	9	Motivate, develop & reward our people
		10	Continue high Corporate and Social Responsibility standards

Managing for Value
Managing for Value (“MFV”) was introduced into the Group in 1997. Value Based Management remains fundamental to our strategic and operational processes. It enables the Group to identify the generators of economic profit, and thus value, within the business. Senior managers have a high percentage of their compensation based on MFV principles.

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Organisation Structure and Management
In February 2003, the Group announced a comprehensive management and organisational change designed to position the Group more effectively to drive a more focused growth and efficiency agenda and enable the successful integration of Adams.

The main changes were:

•	The consolidation of nine operating units into five larger regions to leverage better the Group’s regional commercial and supply chain scale, and
•

The separation of the management of the supply chain from the commercial operations, allowing the commercial managers to focus on delivering top line growth and the supply chain managers to drive efficiencies.

•	The creation of a Science and Technology function in order to accelerate growth and innovation.

The chart below depicts the organisational structure of the Group. In addition to the five regions (Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; Europe Beverages; and Asia Pacific), there are six central functions (Finance; Human Resources; Legal; Global Commercial; Science & Technology; and Global Supply Chain). The Science and Technology function was created in 2004 to accelerate the Group’s innovation rate.

The functions have both a Group headquarters and a regional presence, with the objective of driving world-class performance and ensuring that global strategies and processes are followed and targets met.

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Description of Business

Business Regions
The following charts show the relative size of the Group’s regions.
Turnover by Region	Underlying Operating Profit(1) by Region

(1) For an explanation of underlying operating profit and a reconciliation to operating profit see page 50.

Americas Beverages

	2004	% of Group Total		2004	% of Group Total

Turnover	£1,686m	25%	No of employees	6,800	12%
Operating Profit	£448m	46%	Operating Assets	£435m	21%
Underlying Operating Profit	£506m	41%	No of factories	11
Operating Margin	27%
Underlying Operating Margin	30%

Main markets:	US, Canada, Mexico
Main brands:	Dr Pepper, 7 UP, Snapple, Mott’s, Diet Rite, Sunkist, Crush, Canada Dry, Schweppes, Clamato,
Peñafiel, A&W, Royal Crown, Nantucket Nectars

The Americas Beverages region comprises operations in the US, Canada and Mexico. During the last quarter of 2003, the North American operations of Dr Pepper/Seven Up, Mott’s and Snapple were brought together under a single management organisation.

The principal products of the business in North America cover both the carbonated and still soft drinks market. The main carbonated soft drinks brands are Dr Pepper and 7 UP. The Group owns 7 UP in the United States and Puerto Rico only. Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. The main still beverage brands are Snapple, Hawaiian Punch, Mott’s, Clamato and Yoo-Hoo.

In North America, the carbonated beverage brands are primarily manufactured and distributed through independently owned bottling and canning operations.

The Group operates as a licensor, selling carbonated beverage concentrate to these bottling and canning operations, including Dr Pepper/Seven Up Bottling Group, in which Cadbury Schweppes has a 40% equity interest. Dr Pepper/Seven Up Bottling Group is an independent bottling company operating in Texas, California and 17 other Western and Midwestern states of the United States. The processes and operations of the independently owned bottlers and canners are monitored to ensure high product standards. The Group also provide marketing technical and manufacturer support. The still beverage brands are manufactured and distributed by Group owned and other independent companies.

In Mexico the principal brands are Peñafiel, Squirt, Crush and Canada Dry. These brands are manufactured and distributed directly by Cadbury Schweppes and third party bottlers.

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Americas Confectionery

	2004	% of Group Total		2004	% of Group Total

Turnover	£1,093m	16%	No of employees	14,000	24%
Operating Profit	£38m	4%	Operating Assets	£272m	13%
Underlying Operating Profit	£139m	11%	No of factories	11
Operating Margin	4%
Underlying Operating Margin	13%

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia
Main brands:	Halls, Trident, Dentyne, Chiclets, Bubbas, Cadbury, Beldent, Mantecol, Swedish Fish, Sour Patch Kids

The Group’s business in this region was significantly expanded following the acquisition of Adams in March 2003 (over 75% of the Adams business is based in the Americas). Americas Confectionery operates businesses in all of the major countries in the region including the US, Canada, Mexico,

Brazil and Argentina. Key brands sold in the Americas include Halls, Trident, Dentyne/Dentyne Ice, Bubbas, Clorets, Cadbury, Chiclets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol. Manufacturing facilities are situated in Mexico, Brazil, Colombia, Canada and the US.

Europe, Middle East and Africa (EMEA)

	2004	% of Group Total		2004	% of Group Total

Turnover	£2,246m	33%	No of employees	21,500	37%
Operating Profit	£304m	31%	Operating Assets	£808m	39%
Underlying Operating Profit	£349m	28%	No of factories	43
Operating Margin	14%
Underlying Operating Margin	16%

Main markets:	UK, France, Poland, Spain, Russia, Turkey, Greece, Egypt, South Africa, Nigeria, Scandinavia
Main confectionery brands:	Cadbury, Maynards, Trebor, Bassetts, Poulain, Hollywood, Wedel, Trident, Halls, Stimorol, Dirol, Kent, Bim Bim, Chiclets

The EMEA region includes all of the Group’s interests in the European (including Russian), African and Middle Eastern confectionery markets. The United Kingdom is the Group’s largest confectionery business in the EMEA region where the Group sells under the Cadbury, Trebor Bassett, Maynards, Halls and Fry’s brand names.

Key confectionery brands in Continental Europe include: Hollywood; Poulain and La Pie Qui Chante in France; Wedel and Cadbury in Poland; Dulciora, Trident and Halls in Spain; Stimorol and V6 in Denmark, Belgium and Sweden; Halls and Trident in Greece and Portugal; Halls and Saila in Italy; Cadbury, Dirol and Halls in Russia and Olips, Jelibon and Relax in Turkey. Within Continental Europe, the French business is the biggest operating unit. The Group also operates in Spain, Poland, Turkey, Greece, the Netherlands, Switzerland and Germany.

In Africa and the Middle East, the Group’s main confectionery operations are in Egypt and South Africa. The Group also operates in Morocco, Lebanon, United Arab Emirates, Ghana and Kenya. In addition, the Group owns 46% of Cadbury Nigeria, which is reported as an associate. In Egypt, products are sold under the Cadbury, Bim Bim and Chiclets brand names. In South Africa, the Group sells confectionery products under the Cadbury and Halls brand names. In South Africa, the Group also operates a food and beverage business, Bromor Foods, and its products are sold under the Oros, Energade and Brookes brand names.

Europe Beverages

	2004	% of Group Total		2004	% of Group Total

Turnover	£653m	10%	No of employees	3,000	5%
Operating Profit	£78m	8%	Operating Assets	£161m	8%
Underlying Operating Profit	£117m	9%	No of factories	14
Operating Margin	12%
Underlying Operating Margin	18%

Main markets:	France, Spain, Germany, Belgium, Luxembourg
Main brands:	Orangina, Schweppes, Trina, La Casera, Oasis, Apollinaris

The key markets in the Europe Beverages region are France, Germany and Spain. In 2002, the Group took full control of the Apollinaris & Schweppes business in Germany in which it previously held a 28% stake. Principal products include carbonated soft drinks, mineral waters and still drinks, with key brands including Schweppes, Orangina, Oasis, La Casera,

Pampryl, Trinaranjus, Apollinaris, Gini and Vida. This region has wholly owned bottling operations in Germany, Spain, Portugal and Belgium and a bottling arrangement with San Benedetto in France. The region licenses its products in 19 countries across Continental Europe, Scandinavia and Syria.

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Description of Business
Asia Pacific

	2004	% of Group Total		2004	% of Group Total

Turnover	£1,050m	16%	No of employees	12,400	21%
Operating Profit	£106m	11%	Operating Assets	£383m	19%
Underlying Operating Profit	£137m	11%	No of factories	24
Operating Margin	10%
Underlying Operating Margin	13%

Main markets:	Australia, New Zealand, India, Japan, Thailand, China
Main confectionery brands:	Cadbury, Halls, Trident, Clorets, Bournvita
Main beverage and food brands	Schweppes, Cottee’s (Australia only)

This region comprises confectionery operations principally in Australia, New Zealand, Malaysia, Indonesia, India, Japan, Thailand and China and a beverage and foods business in Australia, Schweppes Cottee’s.

In confectionery, in addition to selling Cadbury branded products, the Group sells products under the Trebor and Red Tulip brands in Australia; the Sportlife brand in China;

Production Assets

	Confectionery	Beverages	Total

Americas Beverages	–	11	11
Americas Confectionery	11	–	11
EMEA	43	–	43
Europe Beverages	–	14	14
Asia Pacific	17	7	24

Total	71	32	103

Properties
As of 2 January 2005, the Group had a total of 103 manufacturing plants and bottling facilities, of which 43 were located in Europe, Middle East and Africa, 11 in Americas Confectionery, 11 in Americas Beverages, 24 in Asia Pacific and 14 in Europe Beverages. Of these, 71 are engaged in the manufacture of confectionery products and 32 are engaged in the manufacture and bottling of beverage products.

the Halls, Trident and Clorets brands in Japan and Thailand; and the Bournvita and Halls brands in India. In the Australian beverages market, products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a license to manufacture, sell and distribute Pepsi, 7 UP, Mountain Dew and Gatorade. Manufacturing facilities are situated in Australia, New Zealand, India,Thailand, China and Singapore.

All of the above facilities are owned by the Group, except for 6 facilities in Europe, Middle East and Africa, 1 in Americas Confectionery, 2 in Asia Pacific and 1 in Americas Beverages, all of which are leased.

All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The Group has a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.

The table below details the material properties of the Group, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 37–100%.

Material Properties

Location	Principal products	Area in ’000 sq ft	Production Capacity ’000 tonnes

Bournville, UK (part leasehold)	Chocolate Confectionery	1,766	236
Somerdale, UK	Chocolate Confectionery	933	95
Aspers, Pa., USA	Beverages	620	737	*
Ringwood, Australia	Chocolate Confectionery	610	39
Williamson, NY, USA	Beverages	578	507	*
Rockford, Ill., USA	Gum Confectionery	536	54
Sheffield, UK	Sugar Confectionery	503	88
Coolock, Ireland	Chocolate Confectionery	488	107
Puebla, Mexico	Gum Confectionery	408	91
Chirk, UK	Confectionery Feedstocks	261	61
Bauru, Brazil	Sugar and Gum Confectionery	217	31
Overland, St. Louis, Miss., USA	Beverages Concentrates	199	188	*
Marlbrook, UK	Confectionery Feedstocks	132	91
Carcagente, Spain	Beverages Concentrates	130	19	*
Rathmore, Ireland	Confectionery Feedstocks	106	55
Dublin, Ireland (Leasehold)	Gumbase	80	23

* in millions of litres

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2. Market Environment
Competition
The soft drinks and confectionery industries are highly competitive: the Group’s brands compete with many other multi-national, national and regional companies and private label suppliers in various markets. The Group competes actively in terms of quality, taste and price of products and seeks to develop and enhance brand recognition through the introduction of new products, new packaging, extensive advertising and promotional programmes.

The soft drinks industry includes a number of brand owners which act as licensors of branded products. Through Dr Pepper/Seven Up in the United States, the Europe Beverages region, which is primarily based in Continental Europe, and Schweppes Cottee’s in Australia, Cadbury Schweppes is the third largest carbonated soft drinks group world-wide by sales volume. (Source: Euromonitor 2003)

Cadbury Schweppes is among the top two confectionery groups in the world by sales value (see table below). The chocolate confectionery market is primarily a branded market. Four groups account for around 40% of the world chocolate confectionery market; each group’s market share is built on regional strengths. Cadbury Schweppes’ 7.2% chocolate share is built on strong positions in the UK, Ireland, Australia, New Zealand and India. The gum market is also a branded market. It is more global in nature with brands and products being more consistent across different geographies. Two groups account for nearly 60% of total share. Cadbury Schweppes’ number two position is built on strong market shares in the Americas, parts of Continental Europe, Japan and Thailand. The sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products. Cadbury Schweppes has the leading 6.4% share of the global sugar confectionery market.

2003 $ Share	Total	Chocolate	Sugar	Gum

Cadbury Schweppes	9.2%	7.2%	6.4%	24.7%

Mars	9.9%	16.5%	3.2%	–
Nestle	7.8%	12.2%	3.5%	–
Hershey	6.3%	9.3%	3.1%	2.1%
Kraft	4.7%	7.0%	2.7%	–
Wrigley	4.4%	–	–	33.9%
Ferrero	4.2%	7.0%	1.4%	–
Perfetti	2.2%	–	4.4%	5.7%
Lotte	2.0%	–	0.7%	9.2%

Source: Euromonitor 2003

Industry Trends
Both the beverage and confectionery markets in which the Group operates are growing.

According to Euromonitor the global confectionery market grew by 3.2% in value in 2003. It forecasts that the market will grow at a similar rate in the foreseeable future. Within the overall confectionery market chocolate grew at 3.0% in 2003, gum by 5.1% and sugar by 2.8%. In gum, consumers are switching away from sugared to sugar-free products.

Over 80% of the Group’s gum is sugar-free. Developing markets overall are growing faster than developed markets. Around 25% of the Group’s confectionery sales are generated in developing markets around the world. Key developing markets for the Group are: Mexico and Brazil in the Americas Confectionery region; Russia, Poland, Turkey, Egypt and South Africa in the EMEA region; and India and Thailand in the Asia Pacific region.

Value	% total market	2004 Vs 2003 (%)

Chocolate	54.0	+3.0
Sugar (sweets/candied)	32.8	+2.8
– Medicated	2.9	+1.8
Gum	13.2	+5.1
– Sugar	5.0	+1.9
– Sugar free	8.2	+7.6

Total confectionery	$118.8bn	+3.2

Source: Euromonitor 2003

The Group’s main beverage market is in the US. According to AC Nielsen, the US refreshment beverage market, which includes non-alcoholic carbonated and non-carbonated soft drinks, was flat in volume terms but grew by 3% in value in 2004. Carbonated soft drinks (CSDs) volumes have been flat or declining in recent years and fell by 3.1% in 2004. The decline in volumes has been attributed to the combination of above inflation pricing and consumers switching to non-carbonated products, primarily sports drinks and bottled water. Within the carbonated market, products sweetened with sugar (regular) have been declining – by 7.0% in 2004 – while products sweetened with low calorie sweeteners (diet) have been growing – by 5.2% in 2004. Cadbury Schweppes’ has 6 out of the top 10 non-cola diet CSDs in the United States, including Diet Dr Pepper, Diet A&W, Diet Sunkist and Diet Rite. In 2004, diet CSDs accounted for 23% of Cadbury Schweppes’ CSD sales in the US and grew by 19%. Cadbury Schweppes does not participate in the sports drinks market in the US and only has a small presence in the bottled water market. The non-CSD categories in which the Group participates fell by 1.2% in volume in 2004.

Volumes	% total market	2004 Vs 2003 (%)

Carbonated soft drinks	61	–3
– Regular	42	–7
– Diet	19	+5
Non carbonated	39	+5
– Water	11	+20
– Isotonics	4	+9
– 100% Juice	10	–5
– Juice Drinks	9	0

Total	100	0

Source: AC Nielsen (December 2004)

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Description of Business

Consumers and Customers
The Group’s products are primarily impulse products and are sold to the consumer through many different outlets, ranging from grocery stores to petrol station kiosks and fountain equipment at leisure, food and entertainment venues. In many markets, sales to the large multiple grocery trade accounts for less than 50% of sales. No single customer accounts for more than 10% of the Group’s turnover.

The Group has a variety of programmes in place to ensure that consumer insights are built into its commercial strategy. In 2004, the Group put in place a new approach to consumer segmentation and commercial strategy development, based on rigorous and extensive consumer research in its key confectionery markets. This is being extended to its key beverage markets in 2005.

Raw Materials and Suppliers
The Group uses a wide range of raw materials in the production of its confectionery and beverage products. The main raw materials are: cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products including milk, fruit and nuts.

Cadbury Schweppes buys its raw materials from about 40,000 suppliers around the world. No single supplier accounts for more than 10% of the Group’s raw material purchases. The Group developed a Human Rights and Ethical Trading (HRET) policy in 2000. Further details are provided on page 15.

The Group seeks to minimise the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts where such agreements and contracts are available.

Cocoa beans are imported from West Africa and the Far East. West Africa accounts for over 60% of world production. The Group buys cocoa beans and cocoa butter from a range of suppliers. The Group attempts to minimise the effect of cocoa price movements and secure its future cocoa requirements by entering into forward and future contracts for cocoa beans and cocoa butter.

The Group purchases most of its sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion of the Group’s sugar requirements are purchased at fluctuating world prices. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of sugar for its operations, with sources available from numerous supplies.

3. Organisation Capabilities and Governance

Employees
The average employee headcount is:

	2004	2003

Americas Beverages	6,774	7,020
Americas Confectionery	14,002	13,672
EMEA	21,549	22,611
Europe Beverages	3,019	3,139
Asia Pacific	12,436	12,480
Central	662	612

Total	58,442	59,534

During 2004, the average number of people employed by the Group and its subsidiaries in the UK was 7,468 (2003: 7,409).

Learning and Development
The Group’s “People Strategy” sets out Cadbury Schweppes’ commitment to ensuring all employees realise their full potential. Objectives are set and performance measured through annual individual performance and development reviews. Regular personal development and career development discussions are held.

In 2004, learning and development focused on supporting the introduction of new operational processes more suited to the scale and reach of the business following the Adams acquisition. This included a revised Integrated Portfolio Management (IPM) process for new product development and launch, and a new Sales and Operations planning (S&OP) process which speeds up the process from ordering through production and delivery of product as well as increasing the accuracy of forecasting. In addition, significant learning and development support was provided for the continued rollout of Probe, the new business enterprise system.

The Group’s Building Strategic Capability programme, a fundamental building block of Managing for Value, continued to be rolled out across the Group, as was the coaching and people development skills training programme first introduced in 2003.

A major new programme called Building Commercial Capability was developed during 2004 for roll-out in 2005. The aim of the programme is to improve commercial decision making. It will further improve the marketing and sales expertise by defining a common Cadbury Schweppes way of marketing and selling.

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Leadership Imperatives
In 2004, the Group rolled out its refreshed Leadership Imperatives. These outline the behaviours that are expected of managers and leaders across the Group and are built into the individual performance reviews that occur twice a year. The Leadership Imperatives are: Accountable; Adaptable; Aggressive; Forward Thinking; Motivating; Collaborative; Growing People and Living our Values.

Employee Communication and Involvement
Employee communication and engagement continued to expand in 2004 with all areas of the business putting in place a more integrated regional and global communication structure and enhanced programmes.

Through its subsidiaries, Cadbury Schweppes has successfully entered into numerous collective bargaining agreements. The Group’s management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms.

For the first time the Group undertook a common employee climate survey among the Group’s Senior Executive population and the three levels of management below it worldwide. The survey aimed to find out how colleagues across the business feel about working at Cadbury Schweppes and asked for their views on a range of topics, including personal development, motivation and teamwork. The response rate was high at 74% and the overall results were positive albeit with some areas for improvement.

The outputs of the survey are being discussed in each region and function during 2005 to see what further improvements can be made. The next Global Climate Survey will be carried out towards the end of 2005. The intention over time is to extend the survey to every Cadbury Schweppes employee.

Employee Share Ownership
Share ownership among all Cadbury Schweppes employees is actively encouraged. Employees in Australia, Canada, France, Germany, Ireland, Mexico, Netherlands, New Zealand, Portugal, Spain, UK and US have access to all-employee share plan arrangements which involve participation on favourable terms. Overall, around 40% of all eligible employees choose to participate, and invitations to participate are generally communicated each year.

Details of stock option plans available to employees are provided in Note 30 to the Financial Statements on page 143.

Equal Employment Opportunities, Diversity and Inclusiveness
Diversity brings the richness of capabilities and perspectives that enable a global business to stay relevant to customers and consumers. The objective of the Group is to have an inclusive employment environment in terms of race, colour, ethnic or national origin, gender, sexual orientation, age, religion, marital status and disability.

This objective is embedded in the Group-wide Equal Employment Opportunities and Diversity Policy. The Board and Corporate and Social Responsibility (CSR) Committee monitor procedures and progress and Cadbury Schweppes uses training, workshops, and induction, and in some cases Diversity Committees, to ensure it shares best practice and celebrates diversity. Additional initiatives were taken in 2004 to explore new ways to extend the Group’s commitments to ensuring an inclusive environment at work. Recommendations will be reviewed early in 2005 for implementation during the coming year.

Disabled Persons
The Group employs people with disabilities, though not all of them are formally registered disabled persons in UK terms. If an employee becomes disabled, the Group always aims to offer an alternative job, wherever possible, with retraining where needed.

Health and Well-Being
A number of health and well-being programmes are provided for employees at business unit level. These programmes range from employee nutrition & health education through to whole-family health management schemes. The programmes include the provision of nutrition-focused cafeterias on site, hygiene and health management education, subsidised activity facilities on site or off-site, organised sporting and social activities, and a range of courses and counselling on matters such as work-life balance, relaxation and stress management, managing weight change and reducing smoking or drinking. A large number of business units have medical facilities for basic health and safety requirements. In addition many provide medicals of one form or another for employees to give an indication of fitness to work.

In 2004, these programmes were reviewed so that guiding principles could be put in place during 2005 to inform their further development and the introduction of new facilities and programmes.

Pensions
Companies across the Group reflect local good practice in their retirement provisions. For example, the employee representatives on the Pensions Consultative Committee elect half of the trustees administering the Company scheme in the UK. The Company appoints the remaining trustees. Details on Group pension arrangements are provided in Note 18 to the Financial Statements on page 119.

In line with the Accounting For People reporting standard we introduced in last year’s Annual Review we continue to track key facts and figures on the shape of our employee base around the world .Turnover remains low at 2-5% p.a., as for 2003. In 2004, our executive management population has dropped to 165, from 180 in 2003. The proportion of women in this group has risen to 13% in 2004, up from 11% in 2003.

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Description of Business

Science and Technology – including research and development
In 2004, the Group’s research and development activities were reorganised and came together under new Science and Technology leadership. This function is represented at the Chief Executive’s Committee and led by a Chief Science and Technology Officer. During 2004, a new global science and technology strategy was put in place to enable the Group to gain greater advantage in this area. Currently, the function undertakes the investigation of changes to existing products, and the development of new products, packaging and manufacturing processes. This includes rigorously assessing the safety of ingredients and products and the inclusion of any benefit-enhancing ingredients, as well as the development of improved product tastes, textures and physical properties of products which meet or exceed customer expectations while also meeting regulatory requirements of all countries where the product is sold.

The Group uses its own science, technology and innovation facilities as well as those of suppliers. The Group’s major facilities are based in Reading, UK; Morris Plains, New Jersey, USA; and Trumbull, Connecticut, USA. There are several smaller facilities around the world which support local business units. The Group has committed to building a new facility in the New Jersey area, which will be completed in late 2005. This will represent a significant upgrade to current facilities.

The Group spent £63 million in 2004, £53 million in 2003 and £32 million in 2002 on research and development.

Innovation
In 2004, Cadbury Schweppes invested in a new consumer segmentation study across its major markets around the world. This is providing valuable insights for the innovation platforms which the Group has chosen to pursue globally. It has also increased the focus on discovery of ideas to feed the Group’s innovation pipelines, with the aid of a proprietary software tool and common process for innovation decision-making and resource allocation.

Intellectual Property
The Group is the owner of numerous registered trade marks, copyrights, patents, designs and domain names throughout the world together with numerous licences, as well as substantial know-how, trade secrets and technology. These relate to its products and the processes for their production, packaging, marketing and the design and operation of various processes and equipment used in its businesses. An amount of £3,261 million has been included in the Group’s balance sheet at 2 January 2005 to reflect the cost of intellectual property acquired since 1985. While the Group does not generally charge annual amortisation of this cost in its accounts, in the event of any diminution in value, an appropriate charge would be made against income. For further information on our policy regarding the amortisation of the cost of brands see Note 1 to the Financial Statements on page 102.

Corporate Governance
In managing the affairs of the Group, the Board of Cadbury Schweppes plc is committed to achieving high standards of business integrity, ethics and professionalism across all its activities. The Board supports the highest standards of corporate governance, and has approved a financial Code of Ethics that applies to the Chief Executive Officer and senior financial officers in the Group. All members of the Board sign the Cadbury Schweppes Business Principles. Both the Code and Business Principles are available on the Group’s website www.cadburyschweppes.com.

For the full corporate governance report and an outline of the Board of Directors remit, composition and activities see pages 25 to 31.

Corporate and Social Responsibility (CSR)
Cadbury Schweppes business growth objectives are developed with a strong sense of obligation and responsibility to the wider society. To sustain success in different and changing markets and diverse cultures, the Group is committed to working to high international standards of corporate and social responsibility (CSR). The Board-level Corporate and Social Responsibility Committee, established in 2000 and chaired by non-executive director Baroness Judith Wilcox, oversees an agenda covering five activity areas:

•	Human rights and employment standards;
•	Ethical sourcing and procurement;
•	Marketing and Consumer issues;
•	Environmental, health and safety;
•	Community.

The terms of reference for the committee are available to view on the investor centre page of the Company’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.

Some of the key areas the CSR Board Committee reviewed in 2004 were: environment; health and safety; ethical sourcing; food issues; community investment; external perceptions of the Group’s CSR activity including CSR indices/ratings; and the Group’s internal CSR process including awareness programmes. 2004 was our year of ‘Embedding CSR’. The Committee also received reports from the Human Rights & Ethical Trade (HRET) working party and the Environment, Health & Safety Steering Group (EHSSG).

After each meeting the CSR Committee Chairman reports to the Board on all significant matters discussed or approved by the CSR Committee. In 2004, the Audit Committee and the Chief Executive’s Committee reviewed and discussed a detailed report on risk management. These risks include possible damage to reputation if the Group does not meet appropriate CSR standards, or fails to comply with applicable laws and regulations including legislation relating to the environment and health and safety to employee practices in different countries.The risk report was discussed by the Board. An important part of the risk review includes the Group’s risk mitigation strategy.

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In 2004, an updated corporate and social responsibility report was published which outlined the Group’s commitments to major policies on and achievements against the five activity areas. The report is published in full on the website www.cadburyschweppes.com. The next CSR report will be published in 2006. Employee’s responsibility to operate within the Group’s CSR framework is set out in the Cadbury Schweppes Business Principles. Each year all managers in the business are asked to confirm that they and their teams have seen the Business Principles and will abide by them.

The Group is a signatory to the UN Global Compact and endorses its ideals. The CSR activities of the Group involve an active engagement programme with stakeholders to both inform policy and resource allocation, and to assess the effectiveness and appropriateness of activities undertaken.

The Group’s Human Rights and Ethical Trading (HRET) policy was developed in 2000. It covers core labour rights and dignity at work; health and safety in the workplace; fair remuneration; diversity and respect for differences and opportunity for development. The policy has been developed taking into account international standards – such as the International Labour Organisation conventions and the Universal Declaration of Human Rights – as well as cultural and industry best practice from our local markets. It applies to all Cadbury Schweppes’ business units, as well as its suppliers.

HRET pilot studies were conducted in five countries: China, Ghana, Indonesia, Mexico and Turkey. The learning gained has been incorporate into Ethical Sourcing Standards for the Group which are being underpinned with a system for supplier evaluation, training for employees and a programme of engagement with our suppliers. A new ethical sourcing director position has been created to manage the implementation of these standards. In 2004, the Group has continued to play a leading role in the International Cocoa Initiative to promote responsible labour practices and to work with cocoa farmers to improve their standard of living. This industry initiative is committed to the development of certification standards by July 2005. In 2004, the Group became an active member of the Palm Oil Round Table.

In 2004, the Group’s food issues strategy group, chaired by the Chairman, John Sunderland, developed 10 Group position papers and supporting policies on consumer issues related to the role of food in public health and the marketing of our products. These included a global marketing code of practice – with particular reference to children, which is published on the website; obesity prevention; enhanced labelling; portion size review; vending in schools guidelines; withdrawal of embedded toys in products; added trans-fats in products; genetically modified ingredients and chewing gum disposal. The Group is committed to playing a productive part, working with governments, industry and concerned organisations in finding longer term solutions to problems posed by the current lack of education and understanding about the appropriate role of food and activity in public health.

Following a review in 2003, in 2004 a new integrated Environmental, Health and Safety (EHS) Policy with supporting EHS standards was introduced to replace the previous separate Environmental and Health & Safety Policies. The Cadbury Schweppes EHS policy deals with environmental issues related to the manufacturing of our products,protecting bio-diversity and the eco-systems from which the Group sources raw materials, the management of its supply chain and the distribution, sale and consumption of its products.

The new EHS Standards incorporate management system requirements based upon both ISO 14001 and OSHAS 18001. All sites within the Group are audited by the Group EHS Assurance Department and some are also externally audited and certified to one or more of the internationally recognised standards and the Eco-Management and Audit Scheme (EMAS).

The Group continues to invest in systems, processes and facilities to continually improve EHS performance, which is measured and tracked against publicly available targets in the key areas of energy use, water use and greenhouse gas emissions.

Local legislative requirements for health and safety reporting vary considerably across the world and this has made consolidation of such data difficult.To enable the Group to publish a consolidated set of Group health and safety data, key performance indicators (KPIs) have been defined which all sites must report against on a globally consistent basis. The two core KPIs that the Group has selected are Lost Time Injury Frequency Rate (LTIFR) per 200,000 manhours and Serious Accident Rate (SAR) which is analogous to the UK specific definition of Reportable Accident Incident Rate (RAIR).

A new global EHS data reporting system was introduced at the end of 2004 to facilitate collation of all EHS KPIs in 2005.

Further detailed performance information is available in the CSR Report and is published on the Cadbury Schweppes website, www.cadburyschweppes.com

The Group’s growing Community Value around the World strategy guides the businesses in how they can contribute to and assist local communities. This is through pan-national, national or locally targeted programmes often involving commercial sponsorship, significant employee engagement through direct involvement or secondment, and help with facilities, as well as direct financial support. In the UK, Cadbury Schweppes is a member of The PerCent Club, whereby it seeks to invest one per cent of pre-tax profits in supporting the community working to established guidelines. During 2004, contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.3 million (2003: £2.2 million).

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Description of Business

External Ranking and Verification
The Group’s CSR performance is ranked by various external indices, based on a mix of self-completed survey data and external assessment. These include:

•	Dow Jones Sustainability World Index and Dow Jones Sustainability STOXX Index. In 2004, the Group was scored at 71%, up from 66% in 2003. The best company in the food industry was 76% and the global food average was 40%.
•	FTSE4Good and FTSE4Good Supply Chain Labour Standards Criteria. The Group is included in these indices, which measure performance of companies that meet globally recognised CSR and supply chain labour standards.
•	UK’s Business in the Community Corporate Responsibility Index. In 2003, the Group was rated at 87%, up from 73% in 2002. This is a ranking of second in the food producers and processors sector and 49th out of 139 overall.

In 2005, the Group will be independently auditing (assurance and verification) three areas of its CSR activity. These are environment; health and safety; ethical sourcing and business principles.

Government Regulation and Legislation
Production, distribution and sale of many of the Group’s products are subject to governmental regulation regarding the production, sale, safety, labelling and composition/ingredients of such products in the various countries and governmental regions in which the Group operates. In addition, the manufacture of many of the Group’s products, and the Group’s other activities, in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and also to the reclamation and re-cycling of packaging waste. The packaging of the Group’s beverage products in certain markets is subject to governmental regulation encouraging returnable containers. At all times the Group is subject to the employment and health and safety legislation in those countries in which it has operations.

The Group’s operations are also subject to the risks and uncertainties inherent in doing business in numerous countries. A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to the Group for hedging potential currency fluctuation risks. However, the operations which are affected by such controls are not material to the Group as a whole, and such controls have not significantly affected the international operations of the Group. In some of the countries where the Group operates, the regulatory authorities may have enforcement powers which could subject the Group to such actions as product recalls, seizure of products and other sanctions. However, the Group believes that it has taken and continues to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which it operates so that the risk of such sanctions does not represent a material threat to the Group.

Political Donations
In 2004, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.

4. Risk Factors
The Group’s business, financial condition, results of operations or share price could be materially adversely affected by any or all of the following risks, or by other risks that the Group presently cannot identify. The information set forth under the headings “Treasury Risk Management”, “Liquidity Risk”, “Interest Rate Risk”, “Currency Risk”, “Fair Value Analysis”, “Commodity Risk” and “Credit Risk” on pages 71 and 73 is incorporated herein by reference.

Currency Fluctuations
The Group operates in many different countries and thus is subject to currency fluctuations, both in terms of its trading activities and the translation of its financial statements; furthermore, approximately 60% of its operating profits are now derived from the Americas. During 2004, the impact of exchange rate movements on the Group was adverse and therefore turnover and total operating profit were £285 million, and £66 million lower respectively, than would have been the case had the exchange rates prevailing during 2003 been applied. While the Group uses short-term hedging for trading activities, the Company does not believe that it is appropriate or practicable to hedge long-term translation exposure. If the Group experiences significant currency fluctuations or is unable effectively to use similar interest cover ratios, then the Group’s financial condition could be adversely affected.

Competition and Demand
Both the beverages and confectionery industries are highly competitive. In its major markets, the Group competes with other multinational corporations which have significant financial resources to respond to and develop the markets in which both they and the Group operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause the Group’s sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. If the Group is unable to respond to rapid changes in consumer preferences, the Group’s sales or margins in individual markets could be materially adversely affected.

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Dependence on Business Partners
A significant part of the Group’s CSD business in the US is conducted through licensing arrangements with independent bottlers. Major competitors of the Group have substantial equity interests in certain of these bottlers. These bottlers may come under pressure to replace the Group’s brands with competitor products, and although Cadbury Schweppes would be able to re-licence these brands, such a change may well adversely affect volumes and profit, particularly in the short term. There is also a greater concentration of the Group’s customer base around the world generally, due to the consolidation of retail trade. Pricing pressures from customers in countries with concentrated retail trade, could adversely impact the Group’s sales or margins. In addition, inappropriate action by or an incident at a licensee partner involving Cadbury Schweppes brands could impact severely on the reputation of Cadbury Schweppes brands or the Group as a whole.

Information Technology
The Group depends on accurate, timely information and numerical data from key software applications to enable day-to-day decision making. The Group has continued to implement Probe, a major enterprise wide system. In 2004, it successfully implemented Probe in its carbonated soft drinks business in the US, Cadbury Adams in Japan, Orangina Schweppes in France and Cadbury in Ireland. In 2005, it will be implemented in Great Britain – both in Cadbury Trebor Bassett and the Group HQ. Any disruption caused by a failure of Probe or similar applications, of underlying equipment or of communication networks, for whatever reason, could delay day-to-day decision making or cause the Group material financial losses.

Manufacturing
The Group’s manufacturing facilities could be disrupted for reasons beyond the Group’s control. These disruptions may include extremes of weather, fire, supplies of materials or services, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect the Group’s ability to make and sell products, which could cause the Group’s revenues to decline.

Raw Materials
The Group’s profitability depends to some extent upon the cost of raw materials from around the world, which exposes the Group to price and supply fluctuation. Key items such as cocoa, milk, sugar and packaging materials are subject to potentially significant fluctuations in price and availability. While the Group takes measures to protect itself against the short-term impact of these fluctuations, there is no assurance that in the long-term any increase in costs can be recovered from customers. A failure to recover these costs from customers could decrease the Group’s profitability.

Governmental Actions
The Group’s operations are also subject to the risks and uncertainties inherent in doing business in numerous countries. The Group is subject to substantial government regulation that may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices, environment, health and safety issues, including actions such as product recalls, seizure of products and other sanctions. The Group believes that it has taken and continues to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which it operates so that the risk of such sanctions does not represent a material threat to the Group.

A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to the Group for hedging potential currency fluctuation risks. However, the operations, which are affected by such controls, are not material to the Group as a whole, and such controls have not significantly affected the international operations of the Group.

Role of food in public health
Many countries in the world face rising obesity levels, resulting from an imbalance in the energy consumed through food and energy expended in activity. The reasons for the societal level change that has occurred and why some individuals have a greater inclination to obesity are multi-faceted and complex. However, there is risk associated with the possibility of governments taking action against the food industry, for example by levying additional taxes on or by restricting the advertising of certain product types. This would make it harder for the Group to market its products and would reduce sales and profits. Also, consumer tastes may change rapidly and if the Group is unable to respond its sales or margins could decline.

Contamination
Despite safety measures adopted by the Group, the Group’s products could become contaminated. The Group uses many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While the Group believes that incidents of this type are generally localised, any contamination could be expensive to remedy, may cause delays in manufacturing and adversely affect the Group’s reputation and financial condition.

Fuel for Growth
In 2003, the Group embarked on a significant cost reduction initiative to reduce direct and indirect costs across the business. This initiative, which includes all the integration activities related to the acquisition of Adams, involves significant reductions in factories and employees. These are carefully and sensitively planned; nevertheless, major unforeseen difficulties could reduce the Group’s earnings.

Retirement Benefits
The Group has various retirement benefit schemes which are funded via investments in equities, bonds and other external assets.The scheme liabilities reflect the latest salary levels. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in the Group’s funding obligations may require significant additional funding from the employing entities.

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Description of Business

5. Forward Looking Statements
Forward looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, are made throughout this Report, including in the Description of Business – Risk Factors, the Operating and Financial Review, the Report of the Directors and the Report on Directors’ Remuneration. These forward-looking statements are based on a number of assumptions made by Cadbury Schweppes’ management concerning future events and information currently available to management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of the Group’s control, and could cause actual events to differ materially from those statements. Although Cadbury Schweppes believes the expectations reflected in those forward-looking statements are reasonable, it cannot assure you that these expectations will prove to be correct. In addition to those factors described under “Risk Factors”, other important factors that could cause actual results to differ materially from our expectations include: international economic and political conditions; changes in laws, regulations, and accounting standards; distributor and licensee relationships and actions; effectiveness of spending and marketing programmes; and unusual weather patterns.

Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

6. Comparative Statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties. These statements are based on independent sources, such as Euromonitor and AC Nielsen. These statements are accurate to the best of the knowledge and belief of Cadbury Schweppes.

18	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Report of the Directors

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Report of the Directors

Directors’ Biographies

John Sunderland
Executive Chairman – appointed Chairman in May 2003. He is Chairman of the Nomination Committee. John joined Cadbury Schweppes in 1968. Over the years, he has worked on both the confectionery and beverages sides of the business, on the boards of Cadbury Ireland, Cadbury Schweppes South Africa, as a founding director of the Coca-Cola Schweppes UK joint venture in 1987, and then as Managing Director of Trebor Bassett. In 1993, he became Managing Director of the confectionery stream and a member of the Cadbury Schweppes Board, and he was appointed CEO in 1996. His broad range of experience working within the Cadbury Schweppes Group allows him to guide the leadership of Cadbury Schweppes as we seek to create enhanced shareowner value. His participation in a range of key external organisations enables Cadbury Schweppes to influence important decisions which affect the whole of the industry.

John is also President of both the Confederation of British Industry and the Incorporated Society of British Advertisers. He is a non-executive director of The Rank Group Plc, a Director of the Financial Reporting Council, an Advisory Board Member of CVC Capital Partners and of Ian Jones & Partners and a leadership council member of Young Enterprise. John is 59 years old.

Roger Carr
Deputy Chairman & Senior Independent Non-Executive – appointed a Director in January 2001 and became Deputy Chairman in May 2003. He is the Senior Independent Non-Executive and a member of the Audit, Nomination and Remuneration Committees. He leads the Board’s consultations with major shareowners and his previous experience as both a Chairman and Chief Executive provide highly valued challenge and counsel to the leadership of the business.

Roger is also non-executive chairman of both Centrica plc and Mitchells & Butlers plc. He is also a Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. and a Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce. His past roles include being Chairman of Chubb plc until December 2002 and between 1984 and 2000 he held a number of senior positions including Chief Executive of Williams PLC and chairman of Thames Water Plc. Roger is 58 years old.

Todd Stitzer
Chief Executive Officer – appointed a Director in March 2000 and CEO in May 2003. Having trained as a lawyer, Todd has been with the business for over 20 years during which time he has gained extensive marketing, sales, strategy development and business leadership experience. The architect of the recent acquisitions that have created Cadbury Schweppes’ current platform for growth, Todd is well placed to lead the organisation as it delivers on its commitment to create superior shareowner returns.

Todd is also a non-executive director of Diageo plc. Todd’s past roles at Cadbury Schweppes include being Chief Strategy Officer between March 2000 and May 2003, President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000, and various senior sales, marketing and general management roles. Todd is 53 years old.

Ken Hanna
Chief Financial Officer – appointed a Director in April 2004. His broad range of executive and financial leadership, gained while working as the Chief Executive Officer and Group Finance Director of Dalgety plc, as well as the Operating Partner focusing on fast moving consumer goods while working for the private equity firm Compass Partners, make him particularly qualified to lead the Cadbury Schweppes finance function. He is working closely with the Group’s senior management to deliver the Fuel for Growth programme and the Group’s financial targets.

Ken is also a non-executive director of Inchcape plc. In addition to his roles in Dalgety plc (1997–1999) and Compass Partners (1999–2004), Ken’s past roles include Finance Director of United Distillers Plc and Group Finance Director of Avis Europe plc. Ken is 51 years old.

Bob Stack
Chief Human Resources Officer – appointed a Director in May 1996. He initially joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages stream. In 1992, he moved to the UK as Group Director of Strategic Human Resources management, retaining his Vice-Presidency in the beverages stream and leading executive development for the Company. Bob was appointed to the Board as Chief Human Resources Officer in 1996 and in 2000 his responsibilities were expanded to include corporate and external affairs and again in October 2002 to include corporate communications.

Bob is also a non-executive director of J Sainsbury plc. Prior to joining Cadbury Schweppes, Bob held various positions with Bristol-Myers and the American Can Company. Bob is 54 years old.

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Dr Wolfgang Berndt
Independent Non-Executive – appointed a Director in January 2002. He is a member of the Audit Committee and the Corporate and Social Responsibility Committee. His broad range of executive and operational experience gained in over 20 years as a leader in the fast moving consumer goods industry enables him to contribute significantly to the Board.

Wolfgang is also a non-executive director of Lloyds TSB Bank plc, Lloyds TSB Group plc, GfK AG and a member of the Institute for the Future. He was President, North America, for The Procter & Gamble Co. and President of its Global Fabric & Home Care division from 1999 until 2001 when he retired. Wolfgang is 62 years old.

Rick Braddock
Independent Non-Executive – appointed a Director in June 1997. He is Chairman of the Remuneration Committee and a member of the Audit Committee. Rick brings to the Board a broad range of consumer, marketing and executive leadership experience across several industry and financial sectors.

Rick is a non-executive director of Eastman Kodak Company, Marriott International, Inc., and the Lincoln Center for the Performing Arts and Chairman of MidOcean Partners. His previous roles between 1973 and 1993 included being Chairman of Priceline.com and senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc. Rick is 63 years old.

David Thompson
Independent Non-Executive – appointed a Director in March 1998. He is Chairman of the Audit Committee, a member of the Corporate and Social Responsibility Committee and a member of the Remuneration Committee. His considerable financial and retail experience, gained whilst working for The Boots Company PLC in both the UK and North America, enables him to provide a significant contribution to the Board and Audit Committee.

David is also Chairman of the Nottingham Building Society. David joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before retiring in September 2002. David is 62 years old.

Rosemary Thorne
Independent Non-Executive – appointed a Director in September 2004. She is a member of the Audit and Remuneration Committees. She brings a wealth of experience and expertise to the Board in the areas of financial reporting and corporate governance.

Rosemary has been the Group Finance Director of Bradford & Bingley plc since 2000 and is a member of both the Financial Reporting Council and Financial Reporting Review Panel. She is also a member of the Main Committee of The Hundred Group of Finance Directors. Her previous roles have included being Group Finance Director of J Sainsbury plc and Group Financial Controller of Grand Metropolitan plc. Rosemary is 53 years old.

Baroness Wilcox
Independent Non-Executive – appointed a Director in March 1997. She is Chairman of the Corporate and Social Responsibility Committee. Her breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively on commercial, human resource and CSR matters.

Baroness Wilcox is also a non-executive director of both Carpetright plc and Johnson Services PLC, a Member of the House of Lords and President of both the National Federation of Consumer Groups and the Institute of Trading Standards. She is a member of the Council of the Foundation for Science and Technology and was Chairman of the National Consumer Council between 1990 and 1995. Baroness Wilcox is 64 years old.

Mike Clark
Group Secretary and Chief Legal Officer
Mike was appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980, serving as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes in the US before taking up his current appointment. He is also a director of Camelot Group plc. Mike is 57 years old.

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Report of the Directors

General
The Directors present their Report together with the audited Financial Statements for the 53 weeks ended 2 January 2005 (the “year”).

Principal Activities
The principal activities of the Group are detailed in the Description of Business on page 2. The operating companies principally affecting the profit or net assets of the Group in the year are listed in Note 27 to the Financial Statements.

Business Review
The Chairman’s Statement, the Chief Executive Officer’s Review, and the Summary Financial Review and Financial Statements, which appear in the 2004 Annual Review and Summary Financial Statement, report on the Group’s activities during the year, its position at the year end and the early part of 2005, and the Group’s likely future development. Acquisitions and disposals are detailed in the Operating and Financial Review on page 57. The Group continues to invest in research and development and details are given in the Description of Business on page 14.

Turnover and Profit
Turnover during the year amounted to £6,738 million (2003: £6,441 million). Profit on ordinary activities before taxation amounted to £642 million (2003: £564 million).

Dividends
The Directors recommend a final dividend of 8.70 pence per ordinary share (2003: 8.35p) to be paid on 27 May 2005 to ordinary shareowners on the register on 29 April 2005. An interim dividend of 3.80 pence was paid on 15 October 2004, which makes a total of 12.50 pence per ordinary share for the year (2003: 12.00p). Ordinary dividends paid and recommended for the year will amount to £255 million (2003: £242 million).

Legal Proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. The Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect upon the results of the Group’s operations or its financial position.

Directors
The names of the Directors, together with brief biographical details, are set out on pages 20 and 21. David Kappler retired as Chief Financial Officer, and Ken Hanna was appointed in his place, on 13 April 2004. Rosemary Thorne was appointed as an independent Non-Executive Director on 6 September 2004.

At the Annual General Meeting to be held on 19 May 2005, Wolfgang Berndt, Bob Stack and Baroness Wilcox will retire by rotation in accordance with Article 90 of the Articles of Association, and, being eligible, will each offer themselves for re-appointment. Rosemary Thorne will also retire and offer herself for re-appointment, having been appointed as an independent Non-Executive Director since the last Annual General Meeting. The explanatory notes to the Notice of

Meeting set out why the Board believes that these Directors should be re-elected. Bob Stack has a service contract with the Company which is terminable at any time by the Company giving one year’s notice, and which terminates automatically at the normal retirement age of 60 years. Further information on payments on termination of Directors’ service contracts is set out in the Report on Directors’ Remuneration.

Share Capital
Changes in the share capital of the Company are detailed in Note 21 to the Financial Statements. At the 2005 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.

Directors’ share interests and substantial shareholdings
The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 29 December 2003 (or date of appointment if later), and the end of the year, 2 January 2005 (or date of resignation if earlier), are detailed in the Report on Directors’ Remuneration on page 47. At the date of this Report the Company has been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (%)

Franklin Resources, Inc.	119,185,720	5.77
Legal & General Investment Management	61,686,656	3.00

The table on page 170 details notifications of interests since 1 January 2002.

Corporate and Social Responsibility
Details of the Group’s Corporate and Social Responsibility activities are given in the Description of Business on pages 14 to 16.

Employees
Details of the Group’s employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 12 and 13.

Charitable and Political Contributions
Details of the Group’s charitable and political contributions are given in the Description of Business on pages 15 and 16.

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Environment
Details of the Group’s environment policy are set out in the Description of Business on page 15.

Policy on payment to suppliers
The Company adheres to the Better Payment Practice Guide. Details of how to obtain a copy of the Guide are on page 180. As the Company is a parent company, it has no trade creditors. However, the Group’s policy is, when agreeing the conditions of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by, and settle in accordance with, these terms.

Directors’ Responsibility
The Statement of Directors’ responsibilities in relation to Financial Statements is set out on page 88. The statement by the auditors on corporate governance matters is contained in their Report on pages 88 and 89.

Auditors
The Company’s auditors are Deloitte & Touche LLP, who are willing to continue in office and a resolution for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Note 3 in the Financial Statements on pages 105 and 106 states the auditors’ fees, both for audit and non-audit work.

Going concern
On the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the Financial Statements.

By order of the Board

M A C Clark
Group Secretary
11 March 2005

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24	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Corporate Governance Report

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

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Corporate Governance Report

In managing the affairs of the Group, the Board of Cadbury Schweppes plc is committed to achieving high standards of business integrity, ethics and professionalism across all its activities. As a fundamental part of this commitment, the Board supports the highest standards of corporate governance. The Group has a financial Code of Ethics that applies to the Chief Executive Officer and senior financial officers in the Group. All members of the Board and senior managers sign the Cadbury Schweppes Business Principles, entitled “Our Business Principles”. Both the Code of Ethics and “Our Business Principles” are available on the Group’s website, www.cadburyschweppes.com.

UK Corporate Governance
In 2004, the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance. In early 2004, the Board completed a review of Group corporate governance policy, started in late 2003. As a result, it has implemented a number of changes to take account of the 2003 revisions to the Combined Code. This includes more emphasis on training for Directors, a more formal Board performance evaluation, disclosure of Directors’ attendance at Board meetings, the formal evaluation of the work of the Audit Committee and making the terms of reference of all Board Committees more easily accessible and transparent via publication on the investor centre page of the Company’s website www.cadburyschweppes.com.

US Corporate Governance
Following the introduction of the Sarbanes-Oxley Act of 2002 in the US, the Company took steps to comply with its requirements and the consequent changes to the Securities and Exchange Commission and to the New York Stock Exchange Corporate Governance rules and regulations. The Disclosure Review Committee has responsibility for the design, periodic review and modification of internal controls and procedures to collect, process and disclose information to the public.

The revised NYSE Corporate Governance rules, approved by the SEC in November 2003, took effect for Cadbury Schweppes on 21 May 2004. As a listed non-US issuer, the Company is required to comply with some of the rules, and otherwise must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. The Company complies with all the NYSE rules which apply to non-US issuers. The Audit Committee considers some corporate governance matters on behalf of the Board and is composed entirely of independent directors. The NYSE rules allow a committee other than the Nomination Committee to fulfill this role as long as all of its members are independent directors.

Board of Directors
Board Composition: Currently, the Board has ten members: four Executive Directors and six Non-Executive Directors. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-Executive Directors bring a valuable range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life.

The role of the Board: The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. It is responsible for ensuring that any necessary corrective action is taken promptly to ensure the Group’s objectives are met.

The Chairman: John Sunderland is the Company’s Executive Chairman and is responsible for managing the Board and its meetings. He provides close support and advice to the Chief Executive Officer and participates in the ongoing dialogue between the Company and its major shareowners.

The Chief Executive Officer: Todd Stitzer is the Company’s Chief Executive Officer and is responsible for providing leadership to, and working with, the Chief Executive’s Committee in planning, developing, implementing and managing business strategies for the Group.

Senior Independent Non-Executive Director: Roger Carr, the Senior Independent Non-Executive Director, is the Company’s Deputy Chairman. Roger’s responsibilities include meeting with major shareowners and chairing meetings of the Non-Executive Directors without executive management being present.

Interested persons who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.

External directorships for Executive Directors: The Board considers that Executive Directors can gain valuable experience and knowledge by being a non-executive director of another listed company. Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive director of another company. Details of the fees received by Directors for this can be found in the Report on Directors’ Remuneration on page 41.

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The Non-Executive Directors
Independence: All the Non-Executive Directors are independent of management and have no relationships which could materially interfere with the exercise of their independent judgement. The Board has considered the position of Wolfgang Berndt and determined that he is independent, notwithstanding that he is also a non-executive director of Lloyds TSB Bank plc and Lloyds TSB Group plc, with which the Group has a number of commercial relationships. The Board based its decision on, amongst other things, the fact that Dr Berndt is not involved in any decisions taken by the Company regarding Lloyds TSB’s suitability or performance. He has no executive responsibilities in either group and is independent of management in the Cadbury Schweppes Group.

Terms of appointment: Subject to satisfactory performance, all Non-Executive Directors are appointed for an initial term of three years. Thereafter, they may serve one or two additional three-year terms, with a cap of nine years being the general rule. Their terms and conditions of appointment are summarised in the Report on Directors’ Remuneration on page 42 and more details are given on the investor centre page of the Company’s website, www.cadburyschweppes.com.

Meetings of Non-Executives: The Non-Executive Directors meet separately at least once a year (without the Chairman being present) principally to appraise the Chairman’s performance. During 2004, they held two meetings.

How the Board Operates Delegated authorities: The Board has a formal schedule of matters reserved to it for decision, which includes:
•	Responsibility for the strategic direction of the Group;
•	Committing to major capital expenditure, acquisitions and disposals;
•	Authorisation of any material borrowings and any issue of equity securities;
•	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters;
•	Senior executive appointments;
•	Approval of annual and interim results;
•	Dividend policy;
•	Satisfying itself as to the integrity of financial information; and
•	Review of the effectiveness of the Group’s system of internal control and risk management process.

Other matters are delegated to Board Committees.

The full schedule of Matters Reserved for the Board are available to view on the investor centre page of the Company’s website, www.cadburyschweppes.com . Alternatively, they are available in hard copy format from the Group Secretary.

Information flow: Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the Group.

Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom is Non-Executive). Such advice was not sought by any Director during the year.

Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. The appointment and removal of the Group Secretary is subject to approval by the Board as a whole.

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Corporate Governance Report

Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2004 was as follows:

						Corporate
						& Social
	Board	Strategy	Audit	Remuneration	Nomination	Responsibility
	(7 meetings1)	(1 meeting)	(4 meetings)	(6 meetings)	(2 meetings)	(2 meetings)

Wolfgang Berndt	7	1	4	n/a	n/a	2
Rick Braddock[2]	7	1	3	5	n/a	n/a
Roger Carr	7	1	4	6	2	n/a
Ken Hanna[3]	5	1	n/a	n/a	n/a	n/a
David Kappler[4]	3	–	n/a	n/a	n/a	n/a
Bob Stack[5]	6	1	n/a	n/a	n/a	n/a
Todd Stitzer	7	1	n/a	n/a	n/a	2
John Sunderland	7	1	n/a	n/a	2	2
David Thompson	7	1	4	6	n/a	2
Rosemary Thorne[6]	3	1	1	1	n/a	n/a
Baroness Wilcox	7	1	n/a	n/a	2	2

NB. n/a means that the specified Director is not a member of that committee, although he or she may attend meetings at the invitation of the Chairman of that committee.

(1)	In addition to the seven full Board meetings, there are two Board meetings attended by the Executive Directors only for the final approval of year end and interim results, which were considered previously by the full Board.
(2)	Rick Braddock missed one Audit and one Remuneration meeting due to a conflict in his schedule.
(3)	Ken Hanna was appointed as Chief Financial Officer on 13 April 2004 and has attended all Board meetings since his appointment.
(4)	David Kappler retired as Chief Financial Officer on 13 April 2004. He attended all Board meetings up to his retirement.
(5)	Bob Stack missed one Board meeting due to a family commitment.
(6)	Rosemary Thorne was appointed as a Non-Executive Director on 6 September 2004 and has attended all Board and Committee meetings since her appointment.

Board Effectiveness
Induction and continuing professional development:
On joining the Board, Directors are given background information describing the Company and its activities. For new Directors, site visits to the major business units are arranged. For those Non-Executive Directors who are also members of Board Committees, meetings are arranged with the Group departments who provide support to the relevant Board Committee. During 2004, the majority of the Non-Executive Directors attended training on International Financial Reporting Standards, changes in company law and directors’ responsibilities, which was provided by Deloitte & Touche LLP. The Group Secretary reported to the Board on Directors’ responsibilities and recent case law developments.

Performance evaluation: A formal and rigorous external evaluation of the Board its members and its committees was conducted during 2004 by the Zygos Partnership. The evaluation, undertaken by meetings with Directors and senior management, included reviewing, amongst other things, the composition of the Board; succession planning; the role of the Nomination Committee, the Board’s contact with shareowners and the role of the Group Secretary. The results were considered by the Board in September 2004 and certain action points were proposed for further consideration during 2005. All of these proposals were agreed and will now be acted upon.

Board evaluation will continue and will be undertaken by a combination of internal processes and advice from external consultants.

Board Committees
The Board has the following three main committees:

Audit Committee
Members: David Thompson (Chairman), Wolfgang Berndt, Rick Braddock, Roger Carr and Rosemary Thorne (appointed to the Committee on 22 October 2004).

The following ordinarily attend meetings of the Audit Committee at the invitation of the Chairman of the Committee: the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, the Director of Business Risk Management, the Head of Group Audit, the Director of Financial Control and the external auditor. The members of this Committee all held office at the year end and at the date of this Report. The Board has determined that David Thompson is the Audit Committee financial expert as defined by the US Securities and Exchange Commission.

The Audit Committee meets at least three times a year. In 2004, it met four times. The Audit Committee is responsible for exercising the full powers and authority of the Board in accounting matters and financial reporting matters. The detailed Terms of Reference for the Audit Committee are available to view on the investor centre page of the Company’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.

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Its work during 2004 included consideration of the following:
•	The 2003 full year results announcement, the 2003 Annual Review and Summary Financial Statement, the 2003 Report & Accounts and Form 20-F, and the report on the 2003 Report & Accounts from the external auditor.
•	The 2003 full year report on internal audit and the effectiveness of internal control;
•	The 2004 Interim Report;
•	The provision and scope of audit and non-audit work by the external auditor;
•	External audit fees for 2003 and 2004;
•	The introduction of the Group’s ‘Speaking Up’ protocols (the Group’s whistle-blowing policy);
•	Security arrangements for Information Technology;
•	The annual report on Group legal matters;
•	An annual review of the effectiveness of the Audit Committee;
•	Corporate governance developments in the UK and US and the Group’s response to these developments;
•	Monitoring the Group’s risk management and business ethics processes;
•	Reviewing the Group’s internal audit process and the audit plan for 2005;
•	Developments in accounting standards including the Group’s preparations for the adoption of International Financial Reporting Standards; and
•	Preparation for the Group’s compliance with the internal control provisions of the Sarbanes-Oxley legislation.

Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. The Company has incorporated that prohibition into its own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.

The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group. Permitted non-audit services, and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

Auditor independence: The Audit Committee reviews the work undertaken, and the fees incurred, by the external auditor at each meeting, along with a complete list for the previous financial year, to ensure that the external auditor remains independent of the Company. In addition, the Audit Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of the securities laws administered by the Securities and Exchange Commission in the US and the requirements of the Independence Standards Board.

Other issues: In appropriate circumstances, the Audit Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is approved annually by the shareowners at the Annual General Meeting.

Details of the fees paid to the external auditor can be found on pages 105 and 106.

The composition and role of the Audit Committee has been reviewed against the recommendations made in the Smith Report published in 2003. The Audit Committee complies with all of these recommendations.

Nomination Committee
Members: John Sunderland (Chairman), Roger Carr and Baroness Wilcox.

The Chief Human Resources Officer attends meetings at the invitation of the Chairman of the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The mixture of Non-Executive and Executive Directors on the Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.

The Nomination Committee, in discussions with the Non-Executive Directors, is responsible for succession planning within the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. No Director participates in the discussions considering their successor.

The members of this Committee all held office at the year end and at the date of this Report.

The Terms of Reference for the Nomination Committee are available to view on the investor centre page of the Company’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.

During 2004, the Committee met twice to discuss the appointment of Rosemary Thorne as a new Non-Executive Director and to make a recommendation to the Board. Spencer Stuart, external search consultants, were engaged to produce a list of 18 candidates. This list was then reduced to a short list of candidates which was discussed between the Chairman and the members of the Nomination Committee on an individual basis. The Nomination Committee met, as a whole, with Rosemary Thorne and then met again to endorse her nomination which was then presented to the Board for approval.
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Corporate Governance Report

Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on pages 33 to 48. The Terms of Reference for the Remuneration Committee are available to view on the investor centre page of the Company’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.

Corporate and Social Responsibility Committee
Members: Baroness Wilcox (Chairman), Wolfgang Berndt, Bob Stack, Todd Stitzer, John Sunderland, David Thompson, and Mike Clark.

This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. The members of this Committee all held office at the year end and at the date of this Report. Further details of the Group’s approach to corporate and social responsibility matters can be found in the Description of Business section on pages 14 to 16.

Other Committees
In addition to the four committees described above, the following committees have also been established:

Chief Executive’s Committee
Members: Todd Stitzer (Chairman), Executive Directors (except for John Sunderland), the Group Secretary and Chief Legal Officer, President of Supply Chain, President of Global Commercial Strategy, Chief Science and Technology Officer and the five Regional Presidents.

The Chief Executive’s Committee deals with major operational and management issues, including the review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues.

Disclosure Review Committee
Members: Mike Clark (Chairman), Ken Hanna, Director of Business Risk Management, Director of Financial Control, Investor Relations Director, Corporate Communication Director; other representatives of Group Legal and Finance, the external auditors and UK and US external counsel also attend meetings of this Committee by invitation.

Prior to submission to the Board and Audit Committee, this Committee reviews the Group’s Report and Accounts and Form 20-F; interim statement and trading update to assess the accuracy and completeness of disclosures, based on applicable laws and regulations.

Relations with Shareowners
The Company’s relationship with shareowners is given a high priority. The Annual Review is sent to all shareowners and a full Annual Report and Form 20-F is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release.

Annual General Meeting
Individual shareowners have the opportunity at the Annual General Meeting to question the Chairman, and through him the chairmen of the various Board Committees.

Details of the Annual General Meeting (“AGM”) are set out in the Notice of Meeting in the separate AGM booklet which is sent to shareowners. A copy of the booklet is also placed on the investor centre page of the Company’s website, www.cadburyschweppes.com. The booklet contains the text of the resolutions to be proposed at the AGM and explanatory notes, where necessary, relating to them.

At the AGM there will be a statement by the Chairman regarding the Company’s performance in 2004 and a brief statement on current trading conditions. It is intended that all Directors will, as usual, attend the AGM if at all possible. Whilst illness or other pressing reasons may mean this is not achieved, in normal circumstances the chairmen of the Committees detailed on pages 28 to 30 and 34 will attend the AGM and will be available to answer questions.

Shareowners attending the AGM will be advised of the number of proxy votes lodged for each resolution, in the categories “For” and “Against”, together with the number of “Votes withheld”. All resolutions will be voted on by taking a poll, the results of which will be announced to the London and New York Stock Exchanges and placed on the Company’s website within 48 hours of the meeting concluding.

Institutional Investors
On a day-to-day basis, the Board’s primary contact with institutional shareowners is via the Chief Executive Officer and the Chief Financial Officer, but the Senior Independent Non-Executive Director and other members of the Board are available to meet with major shareowners on request. As part of his role as the Senior Independent Non-Executive Director, Roger Carr is available to shareowners when contact with the Executive Directors or the Chairman may not be appropriate.

The Chief Executive Officer and Chief Financial Officer visit the United States and Continental Europe on a regular basis and meet with major shareowners there.

The Directors are supported by the Company’s investor relations department, who are in regular contact with institutional investors, analysts and brokers. Their reports are circulated to the Board on a regular basis and this enables the Directors to develop an understanding of the views of major shareowners.

Company Website
The Company’s website, www.cadburyschweppes.com, provides financial and other information about the Group and contains an archive of past announcements and report and accounts. It also has the facility to send a notification when any press releases are made.

Internal Control
The Directors have responsibility for the Group’s system of internal control that covers all aspects of the business. In recognition of that responsibility the Directors set policies and seek regular assurance that the system of internal control

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is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include management of the related risks.

The Directors acknowledge their responsibility for the system of internal control, however, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

The key elements of the system may be described as the control environment, and this is represented by the following:
(a)	the key business objectives are clearly specified at all levels within the Group;
(b)	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;
(c)	the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes;
(d)	a wide range of corporate policies deal, inter alia, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;
(e)	individual business units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress;
(f)	various internal assurance departments, including the internal audit department, overseen by the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the business unit involved and Group management; and
(g)	the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditor.

The management of all forms of business risk continues to be an important part of ensuring that the Group creates and protects value for its shareowners. The processes involved call for the identification of specific risks in the many different areas, the assessment of those risks in terms of their potential impact and the likelihood of them materialising. Decisions are then taken as to the most appropriate method of managing them.

These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by Group Treasury and Procurement functions with external cover for the net Group exposures (see pages 71 to 73).

In August each year, all business units are required to report on their principal business risks with details of the mitigation strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level.

Each year, a consolidated summary of the most significant risks for the Group as a whole is reviewed by the Board of Directors or by the Audit Committee.

The Group’s associates, DPSUBG and Camelot, have not been treated as part of the Group for the purposes of the Turnbull guidance on internal control.They are instead managed in line with their respective shareholder agreements.

Accordingly the Directors confirm that the system of internal control for the year ended 2 January 2005 and the period up to 11 March 2005 has been reviewed in line with the criteria set out in the Turnbull guidance as it currently stands.

The Turnbull guidance on internal controls is currently being reviewed and consulted upon. The Company has provided a detailed response to the Flint review group and one of the members of the working party is a senior member of our finance team.

John Sunderland
Chairman

11 March 2005

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32	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Report on Directors’ Remuneration

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

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Report on Directors’ Remuneration

Unaudited Information
Introduction
This report describes the current arrangements for the remuneration of Executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (“the Committee”) in 2004.

The report describes:
•	The scope and composition of the Committee
•	The principles underpinning the Group’s remuneration policy for executives
•	The reward structure and how this relates to the competitive environment in which the Group operates
•	Specific elements of the reward structure, namely
– the balance between fixed and variable pay
– Directors’ service contracts
– salaries and benefits in kind
– the Annual Incentive Plan (AIP)
– the Bonus Share Retention Plan (BSRP)
– the Long Term Incentive Plan (LTIP)
– share option plans
– retirement benefits
•	Executive Directors’ outside appointments
•	Directors’ share ownership
•	the remuneration of Non-Executive Directors
•	Directors’ remuneration in 2004

The role of the Remuneration Committee
The Committee reviews and approves the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors and approves awards under the Group’s share option plans, LTIP and BSRP. The Committee also reviews general salary ranges for senior executives to ensure they are in alignment with remuneration for the Executive Directors. The Committee’s terms of reference are available for inspection on our website.

Following a review by the Board and the Committee in 2003, the remuneration policy was amended in 2004, including a number of changes approved by shareowners at the Annual General Meeting in 2004, to bring the total reward arrangements for our Executive Directors and other senior executives of the Group more into line with prevailing practices among other UK-parented companies, whilst remaining competitive for an international, fast moving consumer goods company. This policy is expected to apply for remuneration for the coming year. As we stated last year, the Committee will keep the remuneration policy under review on an on-going basis, and carry out a detailed review within two to four years. This will ensure that the policy continues to reflect good practice and is appropriate for the objectives of the Company.

Remuneration Committee members and advisers
The Committee consists of:

Rick Braddock (Chairman of the Committee),
David Thompson
Roger Carr
Rosemary Thorne (appointed to the Committee on
22 October 2004)

All are independent Non-Executive Directors, and all of them were members of the Board and Committee at the year-end. No other person was a member of the Committee at a time when any matter relating to the Directors’ remuneration for 2004 was considered.

The Committee met five times in 2004. No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees of the Company who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

John Sunderland	Executive Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Mike Clark	Group Secretary and Chief Legal Officer
Don Mackinlay	Group Remuneration and Benefits Director
John Mills	Director of Group Secretariat

Mike Clark, Don Mackinlay and John Mills were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of the Company’s policies and practices, and on legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from Towers, Perrin, Forster & Crosby, Inc.. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of employee benefits, to the Group’s operations in Europe and North America. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May have advised the Committee on legal and regulatory issues and have also provided advice on a broad range of legal issues for the Group during 2004.

Remuneration Policy principles
The Group’s remuneration policy for executives, including Executive Directors, is based on the following core principles:
•	Variable pay is a significant element of the total remuneration package and is designed to stimulate the achievement of outstanding business performance
•	A portfolio of incentives and rewards balances management’s orientation between the achievement of short and long-term business objectives
•	Performance conditions are based on the measurable delivery of strong financial performance at constant currency and on superior shareowner returns
•	The performance conditions for the Group’s incentive plans (including the BSRP, LTIP and discretionary share options) have been chosen because they are in line with our Managing for Value (MFV) discipline and are widely understood by our shareowners
•	Total remuneration opportunities are designed to be competitive in the relevant market, thereby enabling the Group to attract and retain high calibre executives
•	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture.

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Reward Structure for the Chairman
Currently the Chairman, John Sunderland, is an Executive Director who participates in some of the incentive plans described in this report. The Board has agreed that, effective from 24 August 2005, he will retire from the Company and become part-time Chairman and his remuneration will be reduced accordingly to an annual rate of £375,000. He will not participate in any bonus or incentive plans from that date, but he will be provided with a car and driver and office and secretarial support.

At the time of John Sunderland’s change in status to part-time Chairman, the Remuneration Committee will give consideration to an increase in base salary of the Chief Executive Officer.

Reward Structure for Executive Directors
The reward structure for Executive Directors provides:
•	base salaries which are competitive against appropriate comparators
•	annual incentives under the AIP which directly support the achievement of MFV operating targets and, through the BSRP, encourage Executive Directors’ shareownership
•	long-term incentives which are directly aligned with the MFV objective, because:
	–	rewards from executive share options only arise from increases in share price; and
	–	the LTIP rewards Executive Directors only when shareowner returns are in the top half of the comparator group and there is significant earnings growth or both;
•		retirement benefit arrangements.

The ways in which these components apply to the Executive Directors, collectively and individually, are summarised below.

Reward Structure for Senior Executives
There are around 170 senior executives below Board level. Their salaries are reviewed each year against external data and Board salaries to ensure they are paid competitively and that, internally, salaries are not out of line. The reward structure for senior executives is similar to that of the Board, although only the members of the Chief Executive’s Committee and their direct reports (around 100 senior executives) receive LTIP awards, and the size of the awards under the AIP, LTIP and share option plans may differ. All senior executives are invited to participate in the BSRP at the same matching level as Executive Directors.

Overview of current remuneration elements for executives including Executive Directors

Element	Objective	Performance Period	Performance Conditions

Base Salary	Reflects market value of	Not applicable	Reviewed annually, following external
	role and individual’s skills		benchmarking and taking into account
	and experience		individual performance

Annual Incentive Plan	Incentivises delivery of	One year	Award subject to achievement of Net
(AIP)	performance goals for		Sales Value and underlying economic
	the year		profit (UEP) targets for the year

Bonus Share Retention	Incentivises sustained	Three years	Base award of 40% (subject to continued
Plan (BSRP)	annual growth		employment) and an additional match of
up to 60% (subject to achievement of
	Supports and encourages		real compound annual growth in
	share ownership		aggregate underlying economic profit

Note: This is a voluntary
investment programme

Long Term Incentive Plan	Incentivises long-term	Three years	Half of award subject to total shareowner
(LTIP)	value creation		return (TSR) ranking relative to an
international peer group (see page 40)

Half of award subject to achievement of
real compound annual growth in aggregate
Underlying Earnings per Share (UEPS)

Discretionary Share	Incentivises earnings	Three to five years	Vesting subject to achievement of real
Option Plans	growth		compound annual growth in (point to
point) UEPS. First test at end of three
years, further test available at end of
five years

	Incentivises increasing	Three to ten years	Value of award comes from share price
	share price		growth at time of exercise

Whether particular performance conditions are met is assessed with reference to the Group’s annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited.

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Report on Directors’ Remuneration

Competitive positioning of remuneration
The Committee carefully considers the market positioning of all executives for whose remuneration it is responsible, on a regular basis, against the most recent and relevant market data available. For example, for the Chief Executive Officer, the CEO position in companies of comparable size, complexity and international spread in the UKFTSE 100 index and in the US are referenced.

Basic salary is targeted at between the median and upper quartile of our comparator group and this combined with performance related variable elements is designed to result in superior quartile total remuneration against delivery of superior quartile business results.

In making assessments, the Committee takes into account the overall value of the opportunities that packages represent, including salary, benefits (such as post retirement entitlements), short and long-term incentives and share ownership requirements. It focuses, in particular, on the ‘on-target’ level of remuneration. The Committee also takes into account the proportions of total compensation that are fixed and those which are variable because they are subject to various conditions, including performance and, in the case of share-based incentives, future share price performance.

The same approach is taken for other senior executives. The Company benchmarks against similar positions in companies of comparable size, complexity and international spread and also participates in several of the leading global surveys of executive remuneration in the Fast Moving Consumer Goods sector.

Balance between fixed and variable pay
Around two-thirds of an Executive Director’s remuneration is variable and is linked to performance. The following two charts show the fixed (base salary only) and variable elements of a typical remuneration package for an Executive Director. This chart shows the relative proportions of remuneration for 2004 onwards assuming threshold, target (AIP only), and maximum performance. Threshold is the achievement level below which no incentive award is payable. Target (AIP only) represents the achievement of the Group’s profit and growth targets for the year. Maximum is the achievement level at which the maximum award is payable.

Fixed and Variable package elements at threshold, Target and Maximum Performance levels

The chart below shows the relative proportions of an Executive Director’s remuneration for 2004, based on the expected value for each component. Expected value is the present value of the sum of all the various possible outcomes at vesting or exercise of awards. This reflects the probabilities of achieving these outcomes and also the future value implicit in these outcomes and was calculated using industry accepted methodologies.

Fixed and Variable elements

Share based awards and dilution
The Company ensures that the aggregate of all share based awards it grants does not exceed the guidelines laid down by the Association of British Insurers. These suggest that the number of awards granted in respect of all share based schemes should not exceed 10% of the current issued share capital in any rolling ten-year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period. Many of the share option plans the Company or its subsidiaries operate use shares purchased in the market to satisfy awards at maturity, thereby ensuring that shareowner value is not unduly diminished or diluted.

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The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

	2000	2001	2002	2003	2004

Outstanding capacity for all employee schemes	3.49%	4.74%	5.16%	4.66%	4.53%
Outstanding capacity for discretionary schemes	0.99%	2.21%	2.55%	1.97%	1.75%

Performance Graph
The following graph shows the Company’s performance measured by total shareowner return (TSR) for the five years to 2 January 2005, compared with the TSR performance of the FTSE 100 companies over the same period. TSR is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.

Historical TSR Performance Growth in the Value of a Hypothetical £100 Holding Over Five Years FTSE 100 Comparison Based on 30 Trading Day Average Values

Service Contracts
The Company’s policy on Executive Directors’ service contracts was amended as part of the review of remuneration policy mentioned above and new contracts were signed by each of the Executive Directors in 2004 to reflect this change in policy.

These changes were made after the 2004 AGM without any special payments being made to the Executive Directors. Under the new contracts, if any Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. For the BSRP/LTIP provisions which apply on a change of control or termination of employment refer to pages 38 and 40 respectively.

All the Contracts are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice, and expire in the year in which the Executive Director reaches sixty years of age. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with the Company. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company.

Under their secondment arrangements, Bob Stack and Todd Stitzerare entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end.

All the contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the Executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004.

David Kappler’s contract was dated 1 March 2003 and expired on 18 June 2004 in accordance with its terms. The terms of his contract were similar to those described above except that if his contract had been terminated without cause, or he had resigned for a good reason, other than following a change of control, payment of twice annual base salary would have been made. Termination payments of twice total remuneration would have been made if either of these circumstances occurred within two years of a change in control. No termination payments were made to David Kappler.

Salaries and benefits in kind for Executive Directors
In setting the base salary of each Executive Director, the Committee takes into account market competitiveness and the performance of each individual Executive Director, together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the Executive Directors also receive benefits in kind. Allowances and other benefits for expatriate Directors may include housing support, other expatriate allowances and tax equalisation programmes. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than would have been the case if they had remained in their home country.

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Report on Directors’ Remuneration

Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2004, awards were based on underlying economic profit (UEP), defined as underlying operating profit less a charge for the weighted average cost of capital, and a sales turnover measure as they are key elements in our MFV philosophy.

The target incentive award for an Executive Director is 80% of base salary, with the maximum award being at 120% for exceptional performance. AIP awards to Executive Directors for 2003 and 2004 averaged 36% and 88%, respectively, of base salary.

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging our executives to meet the share ownership guidelines that we apply (see page 47). The BSRP is available to a group of approximately 165 senior executives including the Executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.

The BSRP enables participants to invest all or part of their AIP award in, or take their AIP Award as an award over, the Company’s shares (“deferred shares”) together with a Company match of additional shares after three years. Each year the Executive Directors have chosen to invest all their AIP awards into the BSRP. If a participant leaves the Group during the three year period, they forfeit some of the additional shares and in certain cases it is possible that all of the deferred shares and the additional shares may be forfeited.

For BSRP awards before the 2004 AGM, the Company provided participants with three additional shares for every five deferred shares at the end of the three-year period. Following the 2004 AGM, the number of matching shares that will be provided are as follows:

Real compound annual growth in aggregate UEP over the three-year deferral period equivalent to:	Number of additional shares awarded at the end of the period (for every five acquired by the executive)

below 4%	2
4%	3
7%	4
10% or more	5

The levels of growth in UEP required to achieve the highest levels of share match are demanding. UEP is measured on both an aggregate basis and a ‘real’ basis i.e. after allowing for inflation, and the highest level of awards will need levels of growth better than those achieved historically. After the AGM in 2004, awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.

Long Term Incentive Plan (LTIP)
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance. In 2004, awards for the 2004-2006 performance cycles were made to 95 senior executives, including the Executive Directors. Details of the Directors’ LTIP interests are set out in the table on page 44.

The Plan operates as follows for awards made from 2004 onwards:

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One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with the Group not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period.

The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the Plan as noted in last year’s report. The following table sets out the key features of the LTIP as it operated prior to 2004 and the changes made to the Plan with effect from the start of the 2004 financial year.

	Awards made prior to 2004	Awards made for 2004 onwards

Face value of conditional share award made to Executive Directors	80% of base salary	120% of base salary

Performance conditions	Award is based on TSR relative to the Comparator Group with a UEPS hurdle (see below)	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement	For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon real annual compound growth in aggregate UEPS over the performance period:
• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest if the real compound annual growth rate achieved is 6% or more
• 100% of this half of the award (60%, at grant, of base salary) will vest if the real compound annual growth rate achieved is 10% or more
• Between 6% and 10%, the award will vest proportionately

TSR vesting requirement	The extent to which some, all or none of the award vests depends on the Company’s TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon the Company’s TSR relative to the Comparator Group:
	• The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest at the 50th percentile ranking
	• 100% of the award will vest at the 80th percentile ranking or above	• 100% of this half of the award (60%, at grant, of base salary) will vest at the 80th percentile ranking or above
	• Between the 50th and 80th percentiles, the award will vest proportionately	• Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e., either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% was applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

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Report on Directors’ Remuneration

Awards under the LTIP (both before and after the 2004 AGM) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control.

The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of the Company’s business.

UK Based Companies	Non-UK Based Companies	Head Office Location

Allied Domecq	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	Conagra+	US
Scottish & Newcastle+	CSM+	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker*	Germany
	Wrigley+	US

*indicates a company dropped from the Comparator Group in 2004
+indicates a company added to the Comparator Group for 2004 onwards

The TSR measure is a widely accepted and understood benchmark of a company’s performance. The TSR is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period.

UEPS is a key indicator of corporate performance. It is measured on a real basis after allowing for inflation, based on a weighted average inflation index computed using the published annual Consumer Price Index inflation rates for the

UK, USA, Euro Zone and Australia. The real growth rates are aggregate per annum compound and sustained performance is therefore required over the performance cycle as each year counts in the calculation.

Discretionary Share Option Plans
Option grants made to Executive Directors in 2004 are shown on page 45. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Directors’ immediate families during 2004. All the Group’s discretionary share option plans which apply to Executive Directors use the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period. The UEPS is measured on a real basis after allowing for inflation based on a weighted average inflation index (as for the LTIP).

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Other Share Option Plans
Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 30 to the Financial Statements.

Retirement Benefits
The Company operates a number of retirement programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.

In the UK, annual incentive awards are fully pensionable for all employee participants with the exception of senior managers and Executive Directors, whose AIP awards of up to 20% of base salary only are pensionable. Given the large proportion of total remuneration which is variable pay, the Committee considers that it is appropriate for a proportion of such pay to be pensionable, and all UK based employees who receive incentive awards have made pension contributions on this element of their pay for many years. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.

John Sunderland is a member of the Cadbury Schweppes Pension Fund (CSPF) and the Cadbury Schweppes Supplementary Pension Scheme (CSSPS). These are defined benefit retirement plans with a pension paid on retirement based on salary and length of service. Members contribute 5% of salary and pensionable bonus to the CSPF. The target benefit is two-thirds of pensionable earnings (calculated as current base salary and three years average of pensionable bonuses). The normal retirement age is 60. Ken Hanna is not a member of the CSPF or CSSPS and receives a cash allowance of 30% of his base salary in lieu of a pension contribution. Pension arrangements for executives and Directors in the UK will continue to be monitored pending the final outcome of the Government’s current review.

Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer may retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested.

Further details of these arrangements are set out on page 46.

Executive Directors – outside appointments
The Company recognises the benefits to the individual and to the Company of involvement by Executive Directors of the Company as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. The Executive Director is permitted to retain any fees paid for such service. Details of fees received by Executive Directors are as follows:

Ken Hanna	£31,993	(Inchcape plc)	Fee from 13 April 2004 (date of appointment to Board of Cadbury Schweppes plc) to 2 January 2005

David Kappler	£12,250	(HMV plc)	Fee from 29 December 2003 to 13 April 2004 (date of resignation from Board of Cadbury Schweppes plc)

Todd Stitzer	£26,774	(Diageo plc)	Fee from 23 June 2004 (date of appointment to board of Diageo plc) to 2 January 2005

John Sunderland	£41,000	(Rank plc)	Fee for whole year

Following his resignation on 13 April 2004, David Kappler remained, at the Company’s request, as Chairman of Dr Pepper/Seven Up Bottling Group (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 40.4% interest and received a fee for this position from that date. The fees he received for that position following his resignation as a Director, together with the salary he received as an employee from 13 April to the date of his retirement, are shown as a note to table one. Bob Stack was appointed as a non-executive director of J Sainsbury plc with effect from 1 January 2005.

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Report on Directors’ Remuneration

Non-Executive Directors
The Non-Executive Directors do not have service contracts with the Company. The Company appoints Non-Executive Directors for an initial period of three years. Unless otherwise determined by the Board the maximum term is nine years. Fees for Non-Executive Directors are determined by the Board as a whole within the limits set by the Articles of Association. To ensure that the interests of the

Non-Executive Directors are aligned with those of the shareowners, all Non-Executive Directors have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment.

Non-Executive	Date of initial appointment to board	Commencement date of current term	Expiry date of current term

Wolfgang Berndt	17 January 2002	18 February 2005	18 February 2008
Rick Braddock	27 June 1997	9 May 2003	9 May 2006
Roger Carr	22 January 2001	26 November 2003	26 November 2006
David Thompson	9 March 1998	13 February 2004	13 February 2007
Rosemary Thorne	6 September 2004	6 September 2004	6 September 2007
Baroness Wilcox	5 March 1997	7 February 2003	7 February 2006

Fees for the Non-Executive Directors were reviewed in 2004 and the following table sets out the new fees payable with effect from 1 October 2004:

Annual fees payable with effect from 1 October 2004

Deputy Chairman	£90,000
Other Non-Executive Directors:
– non-US based	£45,000
– US based	$130,000

Fee supplement for Committee Chairmen
– Audit	£10,000
– Remuneration	$10,000
– Corporate & Social Responsibility	£7,500

IFRS
In accordance with EU legislation, the Group has adopted International Financial Reporting Standards (“IFRS”) as its primary generally accepted accounting principles (“GAAP”) from 3 January 2005. Performance measures for the 2005 financial year onwards will be based upon the underlying IFRS performance measures. Where past performance measures continue to be applicable or are retested, these will either be restated on a basis consistent with IFRS or the comparable current measure will be restated on a basis consistent with the original historic measure.

Directors’ indemnities
In February 2005, the Company granted indemnities to each of the Directors and the Company Secretary to the extent permitted by law. These indemnities are uncapped in amount, in relation to certain losses and liabilities which they may incur to third parties in the course of acting as directors (or company secretary as the case may be) or employees of the Company or of one or more of its subsidiaries or associates.

Audited Information
Directors’ Remuneration tables
2004 versus 2003 total remuneration for Directors
Total remuneration for Directors in 2004 was greater than that in 2003 primarily because the Group performed more strongly against its AIP targets. Consequently a higher AIP payment was made (88% of base salary compared with 36% in 2003). All the Directors (other than John Sunderland and David Kappler who were not eligible to do so) invested their total AIP award in the Company’s shares through the Bonus Share Retention Plan rather than taking it as cash.

In the following tables, references to CEC members means the nine individuals who are members of the Chief Executive’s Committee (the Company’s senior management) but who are not Executive Directors. In 2003, there were eight members of the CEC who were not Executive Directors.

Directors’ Remuneration Summary (table one)

	2004	2003
	£000	£000

Total remuneration:
Fees as Directors (a)	309	331
Salaries and other benefits	3,611	3,107
Annual Incentive Plan/Bonus Share Retention Plan awards (b)	2,725	1,178
Gains made on exercise of share options	612	78
Payments made to former Executive Directors or their dependants (c)	249	–
Pensions paid to former Executive Directors	31	30

Notes
The highest paid Executive Director was John Sunderland: £2,200,000 (2003: John Sunderland: £1,399,000).
(a)	Fees in 2003 include £80,000 paid to Derek Bonham, prior to his resignation on 9 May 2003.
(b)	These amounts relate to the Annual Incentive Plan awards for 2004. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested and which will vest (normally) in three years’ time.The performance related matching award is shown in table six.
(c)	David Kappler resigned as a Director on 13 April 2004. From 14 April to 18June 2004, he continued to be employed by the Company, and during this time he was paid £249,231. This included benefits and AIP earned in respect of that period.

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Executive Directors’ and CEC members’ Remuneration (table two)

			Other
	Base Salary	Allowances (a)	Benefits (b)	AIP/BSRP (c)	2004 total	2003 total
	£000	£000	£000	£000	£000	£000

Ken Hanna (d)	354	6	122	555	1,037	–
David Kappler (e)	143	10	–	132	285	684
Bob Stack (f)	378	226	83	458	1,145	841
Todd Stitzer (f)	673	453	174	848	2,148	1,364
John Sunderland	900	41	48	732	1,721	1,396
CEC members (g)	2,864	625	665	3,080	7,234	4,070

Directors’ and CEC members’ gains on share plans (table three)

	LTIP awards	Gains on
	earned in	exercise of	2004	2003
	2004	share options	total	total
	£000	£000	£000	£000

Ken Hanna (d)	–	–	–	–
David Kappler (e)	–	1	1	3
Bob Stack	–	132	132	72
Todd Stitzer	–	–	–
John Sunderland	–	479	479	3
CEC members (g)	–	389	389	109

Notes to tables two and three above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US nationals are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, the Company pays an amount equal to the incremental tax resulting from the assignment of the Director to the UK.This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years.
(b)	Other Benefits include flexible benefits, car allowances and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.
(c)	The total Annual Incentive Plan award shown was awarded in respect of 2004 performance and invested in the Bonus Share Retention Plan on 4 March 2005 by each eligible Director. David Kappler and John Sunderland were not eligible in view of their actual and impending retirement respectively and accordingly were paid in cash. The AIP and BSRP are described on page 35.The amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director. The performance related conditional matching awards are shown in table six.
(d)	Ken Hanna was appointed as a Director on 13 April 2004. His remuneration is shown for the part of the year in which he was a Director, except that his BSRP matching award is based on his AIP award for the whole of 2004, including the period when he was employed by the Group but was not a Director. Prior to being appointed as a Director, he was also granted an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Group for three, four and five years respectively after his joining. His Other Benefits include an amount equal to 30% of his base salary in lieu of a pension contribution.
(e)	David Kappler resigned as a Director on 13 April 2004.
(f)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – salary US$1,230,769; Bob Stack – salary US$691,538.
(g)	For 2004, aggregate remuneration for the CEC represents that of nine persons. In 2003, aggregate remuneration for the CEC represented that of eight persons and covered only the period from late February 2003 when the CEC was first constituted.

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Report on Directors’ Remuneration

Non-Executive Directors’ fees (table four)

	Board fee £000	Fee for chairing a committee £000	2004 total £000	2003 total £000

Wolfgang Berndt	41	–	41	34
Rick Braddock	67	4	71	73
Roger Carr	83	–	83	59
David Thompson	41	10	51	43
Rosemary Thorne (a)	14	–	14	–
Baroness Wilcox	41	8	49	42

Notes
(a) Rosemary Thorne was appointed as a Non-Executive Director on 6 September 2004.
(b) None of the Non-Executives received any other emoluments or compensation for office during the 2004 financial year.

Executive Directors’ and CEC members’ interests in the Long Term Incentive Plan (table five)

	Interest in shares at 29 December 2003 (or date of appointment if later) (a)	Interest in shares awarded in 2004 (b)	Shares vested in 2004 (c)	Interest in shares lapsed in 2004	Interest in shares as at 2 January 2005 (or date of resignation if earlier (d)

Ken Hanna (e)	–	198,979	–	–	198,979
David Kappler (f)	338,878	–	–	–	338,878
Bob Stack	282,999	127,024	–	–	410,023
Todd Stitzer	399,066	235,264	–	–	634,330
John Sunderland	607,514	268,458	–	–	875,972
CEC members	1,359,816	732,146	–	–	2,091,962

Notes
(a)	Interests as at 29 December 2003 are potential interests shown at their maximum number in respect of the extended 2000-2002 cycle, and the 2001-2003, 2002-2004 and 2003-2005 cycles.
(b)	The interests in shares awarded in 2004 relate to the 2004-2006 cycle. The mid-market price on 2 April 2004 when these awards were made was £4.40. Qualifying conditions for these awards are set out on page 39.
(c)	No shares vested in 2004.
(d)	The criteria under which these awards would vest in full are explained on page 39. Interests as at 2 January 2005 are potential interests shown at their maximum number in respect of the extended 2000-2002 cycle and 2001-2003 cycle, and the 2002-2004, 2003-2005 and 2004-2006 cycles.
(e)	Ken Hanna was appointed as a Director on 13 April 2004. The interest in shares awarded to him in 2004 includes additional shares awarded in respect of the 2003-2005 cycle to recognise his appointment during 2004, in accordance with the rules of the LTIP.
(f)	David Kappler resigned as a Director on 13 April 2004. When his employment with the Group ceased on 18 June 2004, a proportion of his outstanding LTIP awards lapsed in accordance with the rules of the plan.
(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2008 at the latest.

Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table six)
This table shows the performance-related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP in 2005. The conditions under which any or all of the performance related shares will vest in 2008 are detailed on page 38.

	Date of share award	Maximum performance related award (shares)	Market price on date of award (£)	Release date

Ken Hanna (a)	4 March 2005	54,680	5.07	4 March 2008
Bob Stack	4 March 2005	40,440	5.07	4 March 2008
Todd Stitzer	4 March 2005	74,900	5.07	4 March 2008
CEC members	4 March 2005	150,541	5.07	4 March 2008

Notes
(a)	Ken Hanna was appointed as a Director on 13 April 2004. The awards shown for him are based on his AIP award for the whole of 2004, including the period when he was employed by the Group but was not a Director.
(b)	No Director had any performance related interest in the BSRP in the 2004 financial year.
(c)	The service-related awards matching awards for 2004 and 2005 are shown in table one and two.

44	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Directors’ and CEC members’ Share Options over ordinary shares of 12.5p each (table seven)

	As at			As at
	29 Dec 2003			2 Jan 2005
Name of	(or date of			(or date of		Market price
Director and	appointment		Exercised	resignation	Exercise	at exercise	Gain made on	Exercisable
Scheme	if later)	Granted	(lapsed)	if earlier)	Price £	date £	exercise £ (k)	From	To

Ken Hanna (a)
(c)	125,000	–	–	125,000	4.2475			27 Mar 2007	26 Mar 2014
(d)	–	205,000	–	205,000	4.395			28 Aug 2007	27 Aug 2014
(e)	–	4,699	–	4,699	3.5160			1 Feb 2010	31 July 2010

	125,000	209,699	–	334,699

David Kappler (b)
(c)	300,000	–	–	300,000	4.09			2 Sep 2003	2 Sep 2010
(c)	300,000	–	–	300,000	4.77			1 Sep 2004	31 Aug 2011
(c)	300,000	–	–	300,000	4.825			24 Aug 2005	23 Aug 2012
(c)	350,000	–	–	350,000	3.515			10 May 2006	9 May 2013
(e)	1,010	–	1,010	–	3.414	4.17	764	1 Jan 2004	30 Jun 2004

	1,251,010	–	1,010	1,250,000			764

Bob Stack
(c)	250,000	–	–	250,000	4.09			2 Sep 2003	1 Sep 2010
(c)	250,000	–	–	250,000	4.77			1 Sep 2004	31 Aug 2011
(c)	250,000	–	–	250,000	4.825			24 Aug 2005	23 Aug 2012
(c)	350,000	–	–	350,000	3.515			10 May 2006	9 May 2013
(c)	49,978	–	49,978	–	2.0457	4.64	130,782	2 Nov 1997	1 Nov 2004
(c)	54,000	–	–	54,000	2.425			28 Sep 1998	27 Sep 2005
(c)	90,000	–	–	90,000	2.595			28 Sep 1999	27 Sep 2006
(d)	–	177,000	–	177,000	4.395			28 Aug 2007	27 Aug 2014
(f)	2,096	16	2,112	–	$5.963	4.48	1,602	19 Apr 2004	30 Apr 2004
(f)	2,140	–	–	2,140	$4.665			18 Apr 2005	29 Apr 2005
(f)	–	1,512	–	1,512	$6.613			17 Apr 2006	28 Apr 2006

	1,298,214	178,528	52,090	1,424,652			132,384

Todd Stitzer
(c)	275,000	–	–	275,000	4.09			2 Sep 2003	2 Sep 2010
(c)	275,000	–	–	275,000	4.77			1 Sep 2004	31 Aug 2011
(c)	300,000	–	–	300,000	4.825			24 Aug 2005	23 Aug 2012
(c)	500,000	–	–	500,000	3.515			10 May 2006	9 May 2013
(d)	–	327,000	–	327,000	4.395			28 Aug 2007	27 Aug 2014

	1,350,000	327,000	–	1,677,000

John Sunderland
(c)	500,000	–	–	500,000	4.09			2 Sep 2003	1 Sep 2010
(c)	500,000	–	–	500,000	4.77			1 Sep 2004	31 Aug 2011
(c)	500,000	–	–	500,000	4.825			24 Aug 2005	23 Aug 2012
(c)	500,000	–	–	500,000	3.515			10 May 2006	9 May 2013
(c)	135,356	–	135,356	–	2.0457	4.42	325,436	2 Nov 1997	1 Nov 2004
(c)	200,000	–	75,000	125,000	2.595	4.66	153,750	28 Sep 1999	27 Sep 2006
(e)	3,117	–	–	3,117	3.248			1 Feb 2006	31 July 2006

	2,338,473	–	210,356	2,128,117			479,186

CEC
members	5,033,474	1,234,538	287,737	5,980,275	4.117	4.71	389,099	28 Sep 1998	27 Aug 2014

Notes
(a)	Ken Hanna was appointed as a Director on 13 April 2004.
(b)	David Kappler resigned as a Director on 13 April 2004.
(c)	Share Option Plan 1994.
(d)	Share Option Plan 2004.
(e)	Savings-Related Share Option Scheme 1982.
(f)	US and Canada Employee Stock Purchase Plan 1994.
(g)	No options lapsed during the year.
(h)	No payment was made on the granting of any of these options.
(i)	Non-Executive Directors are not granted share options.
(j)	The market price of an ordinary share on 31 December 2004 (the last dealing day in the financial year) was £4.85. The highest and lowest market prices of an ordinary share in the year were £4.87 and £3.93 respectively.
(k)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise.

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Report on Directors’ Remuneration

Directors’ Pensions and Retirement Benefit Arrangements (table eight)
Details of pension and retirement benefits earned by Directors in the year to 2 January 2005 are set out below:

Pension/Retirement Benefit Arrangements

							Transfer
							value of
							the increase
					Increase	Increase in	in accrued
			Transfer	Transfer	in transfer	accrued	pension
		Increase in	value of	value of	value	pension	(net of
	Accrued	Accrued	accrued	accrued	over the	during	inflation)
	Pension	Pension	pension at	pension at	year, less	the year	less
	at 2 January	during	2 January	29 December	Directors’	(net of	Directors’
	2005	the year	2005	2003	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

UK Pension Arrangements
Ken Hanna (a)	–	–	–	–	–	–	–
David Kappler (b)	357	7	6,320	5,927	383	7	106
John Sunderland	705	59	13,832	11,715	2,064	39	715

US Pension Arrangements
Bob Stack (c)	251	23	2,121	1,824	297	15	127
Todd Stitzer (c)	405	61	3,138	2,513	624	49	384

Notes
(a)	Ken Hanna was appointed as a Director on 13 April 2004. As noted on page 42, he receives an amount equal to 30% of his base salary in lieu of a pension contribution.
(b)	David Kappler resigned on 13 April 2004 and the accrued pension shown above represents the amount of deferred pension which would be payable from age 60 on the basis of leaving service on that date.
(c)	The pension arrangements for Bob Stack and Todd Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.92 = £1.
(d)	The accrued pensions represent the amount of the deferred pension that would be payable from age 60 on the basis of leaving service at the relevant date.
(e)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer Values published by the Institute of Actuaries and Faculty of Actuaries.
(f)	The aggregate amount set aside in 2004 to provide for pensions and post retirement medical benefits for the Executive Directors and CEC members was £1.315m. This consists of approved pension arrangements of £1m, unapproved pension arrangements of £305,000 and post medical retirement benefits of £10,000. Arrangements made in euros were converted, for the purposes of this table, at the rate of €1.41= £1 and arrangements made in US dollars were converted at a rate of US$1.92 = £1.

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Share ownership (table nine)
Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, the Director is given a period of three years in which to satisfy this requirement. The share ownership policy applies to all senior executives below the Board in the business with a range from one to three times salary, dependent on their level of seniority.

	As at	As at
	29 December 2003	2 January 2005	As at
	(or date of appointment	(or date of resignation	11 March 2005
	if later)	if earlier)	(unaudited)

Wolfgang Berndt	55,552	70,972	72,355
Rick Braddock	32,412	40,296	42,156
Roger Carr	9,072	29,923	32,228
Ken Hanna (a)(d)	250,000	250,212	377,884
David Kappler (b)(d)	843,315	815,534	n/a
Bob Stack (d)	686,933	699,451	762,557
Todd Stitzer (d)	401,732	417,557	551,835
John Sunderland (d)	1,250,808	1,304,056	1,166,340
David Thompson	22,322	34,656	36,064
Rosemary Thorne (c)	–	315	1,467
Baroness Wilcox	16,252	21,967	23,311

	3,568,398	3,684,939	3,066,197

CEC members (d)(e)	1,940,278	1,851,131	1,742,993

Notes
(a)	Ken Hanna was appointed as a Director on 13 April 2004. His shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.
(b)	David Kappler resigned on 13 April 2004.
(c)	Rosemary Thorne was appointed as a Director on 6 September 2004.
(d)	Holdings of ordinary shares include shares awarded under the LTIP, the BSRP and the all-employee share incentive plan.
(e)	Shareholdings of CEC members include restricted share awards, the release of which is dependent upon specified performance conditions. As at 11 March 2005, there are only eight members of the CEC who are not also Executive Directors.
(f)	To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests (maintained under Section 325 of the Companies Act 1985) the holdings for each Director in tables seven and nine should be added together.

The Executive Directors, as potential beneficiaries, are treated as being interested in any dealings in the Company’s ordinary shares by the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 30 to the Financial Statements). During the period 29 December 2003 to 11 March 2005 the QUEST acquired a total of 2,858,330 ordinary shares in the Company by subscription at prices between £3.93 and £4.85 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. At 11 March 2005 the QUEST held no ordinary shares in the Company.

The following Executive Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 40.4% interest:

Bob Stack	250
Todd Stitzer	2,500

Changes in the Directors’ share interests since
the year-end (unaudited)
There were the following changes in the Directors’ share interests between 2 January 2005 and 11 March 2005:

The Non-Executive Directors elected to surrender part of their Directors’ fees and between 6 and 11 January 2005 purchased the following number of shares at a price of £4.84 per share:

Wolfgang Berndt	1,383;
Rick Braddock	1,860;
Roger Carr	2,305;
David Thompson	1,408;
Rosemary Thorne	1,152;
Baroness Wilcox	1,344.

Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan:

29 shares on 4 January 2005 at a price of £4.85 per share;
29 shares on 31 January 2005 at a price of £4.85 per share;
27 shares on 28 February 2005 at a price of £5.15 per share.

All the above shares were purchased pursuant to contracts dated outside the close period in respect of share dealings.

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Report on Directors’ Remuneration

The following Executive Directors exercised 1994 Share Option Scheme options and sold all the shares acquired on 24 February 2005:

Bob Stack	27,000 shares (with an option price of £2.425 per share and an exercise period of 28 September 1998 to 27 September 2005) at a price of £5.06 per share. The gain on the exercising of this option was £71,145;

Todd Stitzer	275,000 shares (with an option price of £4.09 per share and an exercise period of 2 September 2003 to 2 September 2010) at a price of £5.06 per share. The gain on the exercising of this option was £266,750;

John Sunderland	50,000 shares (with an option price of £2.595 per share and an exercise period of 28 September 1999 to 27 September 2006) at a price of £5.06 per share. The gain on the exercising of this option was £123,250.

The following Executive Directors sold shares which vested under the BSRP on 4 March 2005:

Bob Stack	31,610 shares at a price of £5.09 per share;
Todd Stitzer	36,879 shares at a price of £5.09 per share;
John Sunderland	114,647 shares at a price of £5.07 per share.

The following Directors sold shares which vested under the LTIP on 4 March 2005:

Bob Stack	4,338 shares at a price of £5.07 per share;
Todd Stitzer	12,304 shares at a price of £5.07 per share;
John Sunderland	23,069 shares at a price of £5.07 per share.

The following Executive Directors were awarded shares under the BSRP, on 4 March 2005:

Ken Hanna	127,587;
Bob Stack	99,054;
Todd Stitzer	183,461.

On 8 March 2005, Bob Stack exercised a 1994 Share Option Scheme option over 27,000 shares (with an option price of £2.425 per share and an exercise period of 28 September 1998 to 27 September 2005) and sold all the shares at a price of £5.18 per share. The gain on the exercising of this option was £74,385.

On 10 March 2005, John Sunderland exercised a 1994 Share Option Scheme option over 25,000 shares (with an option price of £2.595 per share and an exercise period of 28 September 1999 to 27 September 2006) and sold all the shares at a price of £5.13 per share.The gain on the exercising of this option was £63,375.

Save as disclosed, there have been no other changes in the interests of the Directors between 2 January 2005 and 11 March 2005.

All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.

By Order of the Board

Rick Braddock
Chairman of the Remuneration Committee
11 March 2005

48	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Operating and Financial Review

Overview	50

Operating Review	54
2004 Compared to 2003	54
2003 Compared to 2002	61

Capital Structure and Resources	68

Review of Accounting Policies	73

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

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Operating and Financial Review

Overview
(a) Information used by management to make decisions
The Group produces period management accounts for regular review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions around the allocation of resources and assess and manage business performance.

The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:

•	Turnover
•	Sales volumes
•	Underlying operating profit
•	Underlying operating margins
•	Free cash flow
•	Cash flow from operating activities (a key component of free cash flow)

The CEC also tracks and reviews key facts and figures on the shape of our employee base around the world. For further details see the Description of Business on page 12.

Explanation of non-GAAP measures used by management
Included within the above performance metrics are a number of non-GAAP measures, namely underlying operating profit, underlying operating margins and free cash flow.These measures are not defined under UK or US GAAP and may not be comparable with other similarly titled non-GAAP measures.

Underlying Earnings Measures
The table below reconciles “underlying operating profit”, as the Group defines it, to what the Group believes is the corresponding UK GAAP measure, which is Group operating profit.

	2004	2003	2002
	£m	£m	£m

Group operating profit	805	699	866
Add back:
Goodwill/intangibles amortisation	139	129	64
Exceptional operating items	171	224	53

Underlying operating profit	1,115	1,052	983

In addition, the Group presents “underlying earnings per share”, together with a reconciliation to reported earnings per share in Note 9 to the financial statements. The Group calculates underlying earnings per share, which is a non-GAAP measure, by adjusting basic earnings per share to exclude the effects of the following (net of related tax):
•	goodwill/intangibles amortisation;
•	exceptional operating items;
•	profits/(losses) on disposal of fixed assets; and
•	profits/(losses) on sale of subsidiaries and investments.

The costs incurred by the Group in implementing the “Fuel for Growth” project and integrating acquired businesses are classified as Restructuring costs. The four year “Fuel for Growth” initiative aims to reduce direct and indirect annual costs by £400 million by 2007. Achieving these benefits is expected to require total Restructuring spend of £500 million over the life of the project, with £300 million of capital expenditure. Due to the significance of the project, both in monetary terms and the impact that the project is having on the operations and cost base of the Group, these Restructuring costs are classified as exceptional operating items under UK GAAP and are separately disclosed as part of operating expenses on the face of the profit and loss account.

The Group views Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the businesses.

The Group’s results are driven by the performance of its branded businesses, some of which are predominantly internally generated (e.g., EMEA region) and some of which have been acquired (e.g., Adams in the Americas Confectionery region). Those businesses which primarily resulted from acquisitions, and hence have capitalised goodwill, record an amortisation charge in arriving at UK GAAP operating profit. There are no similar charges associated with the Group’s internally generated branded businesses. The Group believes that excluding goodwill/intangible amortisation from its measure of operating performance allows management to analyse the operating performance of the Group’s businesses which were organically grown and those which have resulted from acquisitions on a more comparable basis.

For the reasons stated above, “underlying operating profit”, “underlying earnings” and “underlying earnings per share” are used by the Group for internal performance analysis. These are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.

“Underlying operating profit” and “underlying earnings per share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing the performance of the Group on these underlying measures alone might result in management concentrating disproportionate effort on the control of those costs which are included in the underlying performance measures. In order to mitigate this risk, the Group also manages the business and sets external targets for cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures used by the Group and hence ensures focus on these costs.

The CEC does not primarily review or analyse financial information on a GAAP basis for operating profit, earnings or earnings per share. The CEC carries out its performance analysis, its decision making processes around the allocation of resources and incentivises employees based on “underlying operating profit”, “underlying earnings” and “underlying earnings per share”. The Group believes that these measures provide additional material information on the Group’s underlying performance trends to investors, prospective investors and investments analysts which should be provided alongside the equivalent GAAP measures.

50	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Free cash flow
References to “free cash flow” refer to the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment.

The table below reconciles free cash flow, as the Group defines it, to what the Group believes is the corresponding UK GAAP measure, which is cash outflow before management of liquid resources and financing.

	2004	2003	2002
	£m	£m	£m

Cash inflow/(outflow)
before the use of liquid resources and financing	179	(2,580)	(309)
Add back:
Cash flows from acquisitions and disposals	50	2,752	624

Free cash flow	229	172	315

“Free cash flow” is not a defined term under UK or US GAAP and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by the CEC. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. “Free cash flow” therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

Explanation of Performance Analysis
In the analysis which follows, each year under review starts with an overview that analyses Group turnover and underlying operating profit, including the impact of exchange rates, and acquisitions and disposals and, in 2004, the additional week’s trading. As part of the review of each year there is an analysis of marketing, operating exceptional items, goodwill/intangibles amortisation, share of operating profit in associates, interest, taxation, minority interests, dividends, earnings per share, acquisitions and disposals, and the effect of exchange rates and inflation.

Following the Group-wide overview, there is a review of the comparative results of each of the five business regions. Each region reviews turnover, underlying operating profit and exceptional restructuring charges. Underlying operating profit refers to each segment’s operating profit before exceptional items, and goodwill/intangibles amortisation and is the measure of profit or loss for each reportable segment used by the CEC and management.

The meanings of certain terms used in this Operating and Financial Review are as follows:

References to “constant exchange rates” refer to the method the Group uses to analyse the effect on turnover and underlying operating profit attributable to changes in exchange rates by recomputing the current year results using the prior year exchange rates and presenting the difference as exchange movements.

References to “excluding acquisitions and disposals” are to “base business” growth excluding the first 12 month’s impact of acquisitions and the last 12 month’s impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.

References to “base business” or “normal growth” refer to changes in turnover, underlying operating profit, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals or the estimated impact of the 53rd week.

In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 are for the 53 weeks to 2 January 2005 and the statutory results for 2003 are for the 52 weeks to 28 December 2003. The extra week resulted in additional turnover and operating profits for 2004 compared to 2003. To assist comparison between the two years, the additional sales and profit generated in the 53rd week have been estimated. The additional turnover realised due to the 53rd week has been calculated from the Group’s underlying reporting systems for those extra shipping days within the final week of the year. Management believes this provides the most consistent underlying 52 week comparable analysis. It is not possible to quantify the exact profit impact of the 53rd week and in determining the impact, management has had to exercise judgment. Operating costs have been allocated on a reasonable and consistent basis across the Group. These costs include direct costs allocated as a determinable gross margin percentage consistent with the base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments have been tax effected at the Group’s underlying effective tax rate for the year.

The Group believes that removing the effect of exchange rates and acquisitions and disposals and the 53rd week provides shareholders with a meaningful comparison of year-on-year performance of the base business. A reconciliation of the Group’s reported results is included on pages 54 and 61.

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Operating and Financial Review

(b) Executive Summary – 2004 Analysis of Results

				Constant Currency #

	2004	2003	Reported
	£m	£m	Growth %	Growth %	Growth %
	(53 weeks)	(52 weeks)	(53 weeks)	(53 weeks)	(52 weeks)	†

Turnover	6,738	6,441	+5	+9	+8
Underlying Group Operating Profit	1,115	1,052	+6	+12	+11
– Share of associate profits	44	51
– Goodwill/intangibles amortisation	(139)	(129)
– Operating exceptional items	(171)	(224)

Total Operating Profit	849	750	+13	+22	+20

Underlying Profit Before Tax*	933	922	+1	+8	+7
Profit Before Tax	642	564	+14	+24	+22

Underlying EPS*	32.6p	32.0p	+2	+9	+8
Basic EPS	21.3p	18.2p	+17	+27	+26
Dividend per share	12.5p	12.0p	+4

#	Constant currency growth excludes the impact of exchange rate movements during the period
†	Excluding the estimated impact of sales and profits in the 53rd week
*	Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items

Turnover in 2004 was £6,738 million. This was £297 million, or 5%, higher than in 2003. The net effect of exchange movements during the year was to decrease reported turnover by £285 million, mainly driven by a weakening in the US dollar. The impact of the 53rd week was to increase turnover by an estimated £49 million, or 1%.

The impact of acquisitions, net of disposals, increased turnover by £286 million. The most significant contributor to growth from acquisitions was Adams, representing the full year of ownership in 2004, relative to 9 months in 2003.

Base business turnover grew £247 million or 4% driven by growth in four of the Group’s five regions, led by the EMEA and Americas Confectionery regions.

Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) was £1,115 million. This was £63 million or 6% higher than in 2003.

The full-year impact of acquisitions, net of disposals, contributed £45 million (4%) primarily as a result of the full year impact of the Adams acquisition. Currency movements had a £68 million (6%) adverse impact on underlying operating profit with weakness in the US dollar more than offsetting strength in the Canadian and Australian dollar.

The 53rd week in 2004 contributed an estimated £11 million to underlying operating profit.

After allowing for these items the base business grew by £75 million or 7%. Further explanations of these movements are set out in the business segment performance analysis starting on page 57.

Total operating profit was up £99 million (13%) compared to 2003. This was driven by the increase in underlying operating profit and lower exceptional operating costs offset by higher goodwill/intangibles amortisation.

Reported profit before tax increased by 14% to £642 million reflecting the increase in operating profits, offset by higher interest charges resulting from the full year cost of servicing the increased debt used to acquire Adams and the increased cost of borrowing.

Earnings per Ordinary Share

	2004	2003
	Pence	Pence

Basic earnings per share	21.3	18.2
Goodwill/intangibles amortisation	6.8	6.4
Operating exceptional items	8.4	11.1
Non operating exceptional items	(0.9)	0.3
Effect of tax on above items	(3.0)	(4.0)

Underlying earnings per share	32.6	32.0

Basic earnings per share increased by 17% to 21.3 pence principally reflecting the increased underlying operating profits and reduced operating exceptional items.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) increased slightly at 32.6 pence in reported currency. At constant currency, the base business grew underlying earnings per share by 7%. The 53rd week contributed an estimated additional 0.3p (1%). Acquisitions, net of disposals, contributed to full year earnings per share by 0.5p (2%).

52	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(c) Sources of turnover and expenses
Turnover is generated from the sale of branded confectionery products such as chocolate, sugar and gum, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with turnover and there are no significant time lags.

Direct operating expenses consisted predominantly of raw materials, which for confectionery products are mainly cocoa, milk, sugar and various sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.

Cash receipts and payments are generally received, and made, in line with the related profit and loss account recognition. The main exceptions to this are:
•	Cocoa futures where the cash is utilised over the life of the future, but the profit and loss charge is recorded when cocoa is sold in finished goods as cocoa purchases are accounted for as a hedge under UK GAAP.
•	Up front contractual payments in Americas Beverages, which are charged to the profit and loss account over the period of the supply contract.
•	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the profit and loss account to match utilisation of the asset.

(d) Integration of Adams
In March 2003, the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. Adams was the most significant driver of acquisition growth as the 2004 accounts included a full year contribution for the business compared to 39 weeks of trading included within 2003.

Key highlights in respect of Adams are as follows:
•	The performance of the Adams business is exceeding our expectations with sales and profits in 2004 ahead of the acquisition plan.
•	In 2004 the business generated sales of £1,170 million and underlying profits of £155 million, increases of 12% and 45% respectively compared to 2003 at constant exchange rates.
•	The performance was driven by strong category growth and increased innovation and marketing investment.
•	Markets identified as underperforming at the time of acquisition, notably Brazil and Japan, have been turned around.
•	The cost synergies are being delivered in line with plan and we are beginning to see benefits from revenue synergies.

(e) The Fuel for Growth programme
In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007.

Key highlights of the Fuel for Growth programme are as follows:
•	In 2004, Fuel for Growth projects generated around £75 million of gross savings, in line with expectations.
•	Savings were principally generated from projects associated with the integration of Adams and from the integration of our North Americas Beverages businesses.
•	The cumulative savings since the initiative began in mid-2003 are around £100 million compared to expected total cost savings of £400 million by 2007.
•	The Group expects to achieve cost savings of around £100 million per annum over each of the next three years.
•	It is now anticipated that the investment required to deliver the cost savings will be £800 million, £100 million less than originally forecast, split between £500 million of restructuring and £300 million of capital expenditure.

(f) Future trends
Future turnover and operating profit results may be affected by both external factors and trends which alter the environment in which the Group carries out its business as well as internal management driven initiatives aimed at improving the business performance of the Group. These two drivers of trends are discussed below.

External factors
As a manufacturer and distributor of branded beverage and confectionery products the Group is impacted by changing consumer trends affecting the principal product markets in which the Group operates.

Both the beverage and confectionery markets in which the Group operates are growing. However changing consumer preferences may affect growth rates in carbonated soft drinks and certain confectionery products. A discussion of these industry trends and how the Group is positioned to respond to these factors is set out in the Description of Business section (see pages 16 and 17).

The Group has sought to address changing consumer preferences through continuing product innovation and diversification. In beverages, this includes expansion into still and fruit-based beverages. The Group also has a strong and successful portfolio of diet beverage drinks, which is a significant driver of growth in its Americas business. There is no significant difference between the margins earned on diet and regular carbonated beverages.

In confectionery, the Group has sought to expand its product range in sugar and functional confectionery products and chewing gum. 80% of the Group’s gum products are sugar-free. The Group also continues to review its confectionery portion sizes and marketing efforts to ensure they address consumer concerns. The Group continues to expand its business operations in developing markets, which are viewed as having the potential for significant volume growth.

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Operating and Financial Review

A significant part of the Group’s business is conducted through licensing arrangements, notably with bottlers of its beverages products in the USA. There is also a greater concentration of its customer base around the world, generally due to the consolidation of the retail trade. Changes in bottling arrangements, such as the termination of certain 7 UP licences in 2002 in the US, or pricing pressures from customers in countries with concentrated retail trade, could adversely impact the Group’s turnover or operating profits in particular market segments for a period of time.

Internal factors The Group is committed to generating superior shareowner returns and in pursuit of this goal has set three external financial performance goals for the 2004 – 2007 period. These are:
•	turnover growth in the base business of between 3% and 5% per annum at constant currency;
•	underlying operating margin growth (prior to associates, exceptional items and goodwill/ intangibles amortisation) of between 50 and 75 basis points per annum at constant currency; and
•	free cash flow totalling £1.5 billion at constant currency over the four year period.

Integral to the achievement of these goals are the Fuel for Growth, Smart Variety and Innovation initiatives. The Goals and Priorities, Fuel for Growth, Smart Variety and Innovation initiatives are discussed in the Description of Business section of this Annual Report on pages 5 and 6.

The Group met its financial targets with base business sales growth of 4%, operating margins growth of 50 basis points and the generation of £265 million of free cash flow at constant currency. In 2005, the Group expects to deliver underlying sales growth and margin growth within the set financial goal ranges and to continue to generate cash flow in line with its stated four year target.

The Group has put in place new structures and systems to drive product innovation within the business. The Group has set a goal of delivering 15% of sales from products that were launched in either the current or prior year by 2007. In 2004, the Group increased the percentage of sales from products launched in either the current or prior year to 9%, up from 6% in 2003. It is expected that the innovation contribution will increase over the period to 2007 so as to meet the stated goal.

Operating Review (a) 2004 Compared to 2003 (i) Executive Summary

Analysis of Results		Base		Estimated
		Business	Acquisitions/	53rd	Exchange
	2003	Growth	Disposals (a)	Week	Effects	2004
	£m	£m	£m	£m	£m	£m

Turnover – Continuing Operations	6,441	247	286	49	(285)	6,738

Change %		+4%	+4%	+1%	(4% )	+5%

Underlying Operating Profit (b)
Americas Beverages	532	24	–	6	(56)	506
Americas Confectionery (c)	91	22	35	1	(10)	139
EMEA	308	31	9	3	(2)	349
Europe Beverages	120	(1)	–	–	(2)	117
Asia Pacific	128	1	4	2	2	137
Central (c)	(127)	(2)	(3)	(1)	–	(133)

Underlying Operating Profit	1,052	75	45	11	(68)	1,115
Change %		+7%	+4%	+1%	(6% )	+6%

Share of associate profits	51	(1)	–	–	(6)	44
Goodwill/intangibles amortisation	(129)	–	(11)	–	1	(139)
Operating exceptional items	(224)	55	(9)	–	7	(171)

Total Operating profit	750	129	25	11	(66)	849

Change %		+17%	+3%	+2%	(9% )	+13%

Underlying earnings per share (b)	32.0	2.0	0.5	0.3	(2.2)	32.6

(a)	Includes impact of acquisitions in the first 12 months of ownership, and disposals in the last 12 months of ownership.
(b)	Both underlying profit before tax and underlying earnings per share (EPS) include associates, but exclude goodwill/intangibles amortisation and exceptional items.
(c)	In 2004, certain Adams integration costs have been classified to Americas Confectionery. In 2003, the equivalent costs of£4 million were reported in Central. The prior year comparatives have been restated to be presented on a consistent basis.

54	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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The key highlights of 2004 were as follows:
•	Total Operating Profit up by 13% reflecting increased underlying profits and reduced restructuring costs.
•	Underlying Group Operating Profit at constant currency and on a like-for-like 52 week basis up 7% reflecting strong base business growth.
•	Results within the Group’s published goal ranges: with base business sales growth of 4%; operating margins increases of 50 basis points and free cash flow generation of £265 million at constant currency (£229 million at actual rates).
•	Confectionery sales growth of 6% driven by innovation and a strong holiday season performance.
•	A dams’ results ahead of the acquisition case with double-digit growth in Trident and Dentyne.
•	Beverage sales growth of 2% reflecting strong growth in US carbonated soft drinks led by Dr Pepper and diets offset by impact of cold summer in Europe.
•	Fuel for Growth cost reductions successfully implemented and generating savings in line with plan.

(ii) Review of 2004 Group Profit and Loss Account
1 Turnover
Turnover at £6,738 million was £297 million or 5% higher than 2003 turnover of £6,441 million. Exchange rate movements reduced reported turnover by £285 million principally due to the weakening of the US dollar and Mexican Peso only being partially offset by a strengthening in both the Canadian and the Australian dollar. At constant exchange rates turnover was 9% above the prior year. Acquisitions, net of disposals, contributed 4% to revenue growth. The most significant contributor to growth from acquisitions was Adams.

The base business grew sales at 5% (at constant currency) of which an estimated £49 million or 1% was due to the 53rd week of trading.

2 Group Operating Profit
Group operating profit including associates increased £99 million (13%) to £849 million compared to 2003. This was driven by an improved trading performance and reduced operating exceptional charges, offset by slightly increased goodwill/intangibles amortisation.

Underlying operating profit and underlying operating margin
Underlying operating profit excluding associates (operating profit before goodwill/intangibles amortisation and exceptional items) was up £63 million (6%) to £1,115 million compared to 2003. Exchange rate movements had an adverse impact of £68 million (6%), with a continuing weakness in the US Dollar and fall in the Mexican Peso only being partially offset by strengthening in the Canadian and Australian Dollar. At constant currency the growth was 12%. The 53rd week contributed an estimated £11 million or 1% of underlying operating profit.

Acquisitions, net of disposals, contributed 4% (£45 million) primarily reflecting the full year ownership of Adams in 2004, compared to 9 months in 2003.

The final quarter saw a strong holiday season performance in confectionery. The US carbonates business strengthened through the second half, in particular, in the diet brands, most notably diet Dr. Pepper. This was offset by a poor summer in Europe Beverages.

Underlying operating margins rose from 16.3% to 16.5%. Excluding the impact of exchange rate movements, underlying operating margins rose by 50 basis points. The dilution of margins due to exchange rate movements reflects the impact on overall Group margins of the weaker dollar on the translation of our carbonates business in the US.

Acquisitions reduced margin growth by 5 basis points, reflecting the lower margin of the Adams business. The 53rd week had a minimal impact on the trading margin.

2005 Outlook
The Group expects to deliver within the published financial goals ranges for sales and margin growth for 2005 as a whole on a 52 week basis and to see an uplift in free cash flow generation in line with the goal of generating £1.5 billion of free cash flow over the 2004 – 2007 period.

The Group believes it has good sales momentum across the business. In confectionery, while good growth is expected to continue for the year as a whole, in the first half major new systems will be implemented in the UK and Canadian confectionery businesses. In beverages, the carbonated soft drinks (CSD) portfolio is expected to perform well but sustaining the outstanding growth rates seen in 2004 will be challenging. The non-CSD portfolio in North America and the European beverage business are expected to have a better year.

Fuel for Growth cost savings are expected to be in the region of £100 million. Raw material costs are not expected to rise as sharply as they did in 2004. The Group will, however, be investing more heavily behind the long-term growth of the business, building on the successes of last year.

Marketing
Marketing expenditure during the year was £740 million, an increase of £38 million (5%) over an expenditure of £702 million in 2003 and an increase of 11% at constant currency. This represents a marketing to sales ratio of 11.0%, a 20 basis point increase over prior year at constant exchange rates.The Group expects its marketing to sales ratio to rise in 2005.

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Operating and Financial Review

Operating Exceptional items
The Group charge for operating exceptional items of £171 million was £53 million lower than 2003. Operating exceptional items in respect of asset impairments were £31 million in 2004 compared with £40 million in 2003.

The exceptional asset write-off charges in 2004 and 2003 relate to the write-down of certain non-core elements and functionality of the Probe information system asset (a major project to standardise business systems and processes using a SAP platform) which will not be utilised.

Operating exceptional items in respect of business restructuring was £140 million compared with £184 million last year. In 2004, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative. In 2003, £162 million of the Group’s restructuring costs related to Fuel for Growth projects, with £22 million representing the costs of the senior management reorganisation.

	2004 £m	2003 £m

Integrating Adams	55	70
Integration of other acquisitions from 2002 and 2003	–	27
Other Fuel for Growth projects in the base business	85	65

Total Fuel for Growth	140	162
Senior management reorganisation/other	–	22
Write down of IT assets	31	40

Total operating exceptional items	171	224

Of this total charge of £171 million, £67 million was redundancy related and £37 million was asset write-offs. The remaining costs consisted of external consultants, site closure costs, provisions for onerous leases, relocation costs and contract termination costs.

Regional analysis
More detailed information on the exceptional restructuring activities in each region is provided in the business segments performance section from pages 57 to 61. The table below details the regional analysis of exceptional operating items.

	2004 £m	2003 £m

Americas Beverages	26	26
Americas Confectionery	41	24
EMEA	22	71
Europe Beverages	28	19
Asia Pacific	18	18

	135	158
Central	36	66

	171	224

The total Fuel for Growth restructuring costs undertaken to date amounts to £302 million, or 60% of the total expected spend of £500 million. In 2005, restructuring spend is expected to be around £100 million.

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation at £139 million was £10 million (8%) higher than 2003, reflecting a full year charge for the acquisition of Adams partially offset by exchange rate movements.

3 Share of Operating Profit in Associates
Income from associates at £44 million was £7 million (14%) lower than in 2003, with the year-on-year reduction mainly reflecting adverse exchange rate movements of £6 million, primarily the US dollar and Nigerian Naira.

4 Interest
The 2004 Group interest charge was 25% higher at £226 million compared to £181 million in 2003. This reflects the cost of:
•	financing the Adams acquisition for a 12 month period compared to 9 months in 2003;
•	the lengthening of the borrowing profile as the balance of the Group’s debt was moved from shorter-term bank debt and commercial paper into longer-term bonds;
•	the rising interest cost of short term variable rate debt; and
•	an estimated incremental charge for the 53rd week of £4 million.

The Group’s share of associates net interest fell by £4 million, due to a reduction in the interest charge incurred by its US bottling associate, DPSUBG.

The increased interest charge more than offset the increase in operating profit and consequently the Group’s interest cover fell marginally to 3.8 times from 4.1 times in 2003.

5 Taxation
The Group’s reported tax rate in 2004 was 29.4%, down from 30.7% in 2003. The reduction was driven by a fall in the level of non-deductible expenses from the higher level seen in 2003, an increase in the level of adjustments in respect of prior years as tax matters which were open in previous years have now been resolved and a reduction in the rate of creation of unrelieved tax losses as the level of losses in the Group’s operations in these tax jurisdictions is reduced. This was offset by a 3.5% increase due to the impact of goodwill and intangible amortisation.

The underlying tax charge in 2004 was 26.8% as against 27.5% in 2003. The underlying rate benefited from a number of adjustments in relation to prior years of £69 million compared to £50 million in 2003.

These adjustments all relate to tax matters which were open in previous years and have been resolved or were moving to resolution in 2004. We expect the underlying tax rate in 2005 to be 28% with the increase mainly due to a change in the geographical mix of profit generation.

56	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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6 Minority Interests
Profit attributable to equity and non-equity minority interests in 2004 of £22 million was £3 million (12%) lower than 2003. As in the prior year the reduction arose from exchange rate movements on the dividends attached to the Group’s preferred share securities, which were issued in US dollars.

7 Dividends
The Board has proposed a final dividend of 8.70 pence, up from 8.35 pence in 2003, an increase of 4%. Including the interim dividend of 3.80 pence, the total dividend for 2004 is 12.50 pence, a 4% increase on the 12.00 pence dividend in 2003. The underlying dividend cover decreased to 2.6 times from 2.7 times in 2003. Further dividend information for shareowners is given in Information Particulars for Shareowners on page 166.

8 Earnings per share
Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) rose by 17% to 21.3 pence principally reflecting the reduction in exceptional items (driven by business restructuring). The 53rd week contributed an estimated 0.3 pence to basic earnings per share.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) at 32.6 pence was 2% ahead of last year. At constant exchange rates, underlying earnings per share was up 9%. The 53rd week contributed an estimated 0.3 pence to underlying earnings per share or 1%.

9 Acquisitions and Disposals
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard, the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc. and a payment of non-contingent deferred consideration.

Disposal proceeds of £11 million arose principally from the disposal of the South African food division, Moirs.

10 Effect of exchange rates and inflation on 2004 reported results
Over 80% of the Group’s sales and profits in 2004 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2004 compared with 2003, the biggest exchange rate impact on the Group’s results was the 12% weakening of the US dollar followed by the weakening Mexican Peso, which fell by 16%. The weakness in the US dollar was partially offset by the Canadian dollar (up 4%) and the Australian dollar (up 2%).

The overall impact of exchange rate movements on the Group’s Profit and Loss statement and free cash flow generation was adverse and is shown separately. In 2004, movements in exchange rates, primarily the US dollar reduced the Group’s sales by 4%, underlying pre-tax profit by 7% and underlying earnings per share by 7%. There was a greater impact on underlying operating profit than turnover as the Group generated higher profits in the currencies that have weakened during the year compared to those that have strengthened.

The adverse impact of currency movements on free cash flow was 16%. The reason for the greater impact on free cash flow relative to profits was due to the higher margin generation of US Dollar sales in the Americas beverages region.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

(iii) 2004 Compared to 2003 – Business segments performance Americas Beverages

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange
	2003	Business	Disposals	Est	Effects		2004

Turnover	1,814	41	–	19	(188)		1,686
		2%	–	1%	(10%	)	(7%	)
Underlying Operating Profit	532	24	–	6	(56)		506
		5%	–	1%	(11%	)	(5%	)
Underlying Operating Margins	29.3%						30.0%

The results of Americas Beverages in 2004 were significantly impacted by:
•	Strong North American carbonates sales growth of 5%.
•	US diet brands volumes up 19% and ahead of market.
•	Organisational changes in the American operations delivering real benefits.
•	Early signs of improvement in the Group’s non-carbonated brands.
•	Sales in the Group’s Mexican beverages operations up 16%.
•	Successful execution of both the Probe and Shared Business Services projects.

Overall, 2004 was a better year for the beverage business in North America, with the good momentum seen in the early part of the year continuing throughout the second half. Like-for-like sales growth of 2% was driven by the US carbonates business, where sales were 5% ahead.

The business outperformed the US carbonated soft drinks market with performance once again led by Dr Pepper (volumes +3%) and the Group’s portfolio of diet brands (volumes +19%). The performance of 7 UP improved in the second half following the successful launch of 7 UP PLUS. 7 UP volumes were down 4% in the second half following a 9% decline in the first half.

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Operating and Financial Review

The organisational and leadership changes made in 2003 are having a positive impact on performance. Sales benefited from cross-selling by a unified sales force and higher quality, more focused brand marketing investment and innovation. Cost savings were delivered in line with plan although higher employee, system and transport costs offset a proportion of the benefit.

There was some improvement in the core non-carbonated brands in the US in the fourth quarter, led by Mott’s. The Group’s Mexican beverage business had another excellent year with sales ahead by 16% led by Peñafiel.

The region successfully implemented three major systems related projects during the year: the roll-out of Probe in the carbonates business; the consolidation of our non-carbonates business onto a single IT platform; and the creation of a US Shared Business Service infrastructure for both our beverage and confectionery operations.

Outside of underlying operating profit were operating exceptional costs of £26 million that arose under the Fuel for Growth programme related to the coming together of the three existing beverage companies and costs associated with the creation of the Shared Business Services infrastructure. Included within the £26 million were £10 million of redundancy costs with the other costs consisting of asset write offs, warehouse and people relocation costs.

Americas Confectionery

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange
	2003	Business	Disposals	Est	Effects		2004

Turnover	871	89	200	3	(70)		1,093
		10%	24%	–	(8%	)	26%
Underlying Operating Profit	91	22	35	1	(10)		139
		24%	39%	1%	(12%	)	52%
Underlying Operating Margins	10.6%						12.7%

The results of Americas Confectionery in 2004 were significantly impacted by:
•	10% like-for-like sales growth.
•	Sales driven by innovation on core brands.
•	Trident, Halls, Dentyne and Bubbas bubblegum grew total sales by 13%.
•	Margins driven by Fuel for Growth savings and improved price and mix (notably in the Canadian and Brazilian businesses).
•	Significant organisational change including the US transition off Pfizer shared services, SAP and back office consolidation in Brazil and other South American businesses, and sales force reorganisations in the US, Canada and Brazil.

The confectionery business in the Americas had an excellent year with like-for-like sales ahead by 10%. This growth was driven by the combination of buoyant markets, higher prices and by a significant step-up in innovation, mainly on core brands. The four power brands in the region – Trident, Halls, Dentyne and the Bubbas bubblegum range – grew sales in total by 13%.

In the US and Canada, strong growth in the market coupled with share gains during the year, drove double-digit like-for-like top-line growth on gum. In Latin America, sales were 14% ahead in Mexico and up 22% in Brazil.

Margin improvements were delivered from a combination of Fuel for Growth savings, improvements in price and mix and lower trade spend.

In the US, the transition away from Pfizer shared services was delivered on time and within budget. SAP was installed in a number of Adams markets in South America, allowing us to consolidate back offices. The sales forces were reorganised in the US, Canada and Brazil.

Outside of underlying operating profit were operating exceptional costs of £41 million. These reflect the cost of Adams integration projects in the USA (£27 million), including the transition off the Pfizer shared services system and the reorganisation of the US route to market. Costs were incurred in Canada (£6 million) in integrating the commercial teams with the existing Cadbury business and the completion of the transfer of Halls production from Manchester. In addition, Brazil recorded costs arising from the announced closure of the Cumbica factory and the completion of the closure of the Avenida factory. The remaining costs relate to Adams integration projects and indirect cost reduction projects primarily in Colombia and Mexico.

58	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Europe, Middle East and Africa (EMEA)

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange
	2003	Business	Disposals	Est	Effects		2004

Turnover	2,117	93	39	18	(21)		2,246
		4%	2%	1%	(1%	)	6%
Underlying Operating Profit	308	31	9	3	(2)		349
		10%	3%	1%	(1%	)	13%
Underlying Operating Margins	14.5%						15.5%

The results of Europe, Middle East and Africa in 2004 were significantly impacted by:
•	A good year with a building momentum in the second half and a strong Christmas.
•	Strong performance broadly based throughout a number of markets and categories.
•	Ireland improving in the second half in a difficult market.
•	Sales in developing market businesses up 10%.
•	Russia restructuring and management changes completed.

The region had a good year with sales up 4% on a like-for-like basis. Sales momentum built during the year with a strong Christmas resulting in second half sales growth of nearly 7% of which 1% came from the recovery from a hot summer in 2003. This good performance was broadly based across a number of markets and categories.

Growth in chocolate was driven by Cadbury in the UKand South Africa, Poulain in France, and Wedel in Poland. Growth in sugar was driven by Halls around the region and Kent in Turkey. Growth in gum was driven by Hollywood in France, Trident in Spain, and Dirol in Russia.

In the UK, the Group maintained share in a market which grew by 3.5% in value terms (Source: AC Nielsen), a good result given that the business was cycling the highly successful relaunch of the Cadbury Dairy Milk brand in the fourth quarter of 2003. The Group had a strong fourth quarter driven by a good Christmas and successful new product launches, notably Cadbury Snaps and Cadbury Flake variants.

In France and Spain, gum share continued to grow on the back of new product introductions and increased marketing spend. In France, market shares in chocolate and sugar benefited from multi-category activities with major customers. While Ireland’s sales were down year-on-year, the second half was better than the first.

There was continued strong top-line growth in the developing markets within the region with sales ahead by 10%. In Russia, performance of the business improved following restructuring and management changes.

Outside of underlying operating profit were operating exceptional costs of £22 million, which reflected a number of Fuel for Growth programmes including:
•	The completion of the Adams integration projects in Spain and Portugal and the various indirect cost reduction programmes in France and South Africa.
•	Cadbury Trebor Basset incurred costs of £7 million from the completion of the factory closures in Manchester and Chesterfield and indirect cost reduction programmes in the business. The announcement of the Beirut factory closure and the completion of the relocation of Eclair’s production from Ireland to Poland gave rise to costs of £7 million.

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Operating and Financial Review

Europe Beverages

Full Year Results (£m)		Base		Acquisitions/	53rd Week	Exchange
	2003	Business		Disposals	Est	Effects		2004

Turnover	692	(34)		1	–	(6)		653
		(5%	)	–	–	(1%	)	(6%	)
Underlying Operating Profit	120	(1)		–	–	(2)		117
		(1%	)	–	–	(1%	)	(2%	)
Underlying Operating Margins	17.2%							18.0%

The results of Europe Beverages in 2004 were significantly impacted by:
•	Weak markets with poor summer demand and pricing pressure in Germany.
•	Some market share loss in key businesses.
•	Margin benefits from Fuel for Growth savings and improved supply chain.
•	Management and organisational changes in the second half.
•	A more focused marketing and innovation programme in place.

2004 was not an easy year for the Europe Beverages region. The markets were weak due to the impact of poor summer weather on demand in the third quarter, notably in France, and intense price pressure in Germany. The Group lost share in the three key markets of France, Spain and Germany.

Despite the reduction in sales, margins benefited from Fuel for Growth cost savings and an improved supply chain performance in Spain and France.

In the second half, a number of organisational and management changes were made, designed to upgrade our capabilities in the main markets and stream-line decision-making. The Group is beginning to see some early impact of these changes.

Outside of underlying operating profit were operating exceptional costs of £28 million, which mainly included:
•	Fuel for Growth and Route to Market redundancies amounting to £16 million in Spain and £6 million in Germany; and
•	The completion of the closure of the former regional head office and its relocation to France (£5 million).

Asia Pacific

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange
	2003	Business	Disposals	Est	Effects	2004

Turnover	937	58	46	9	–	1,050
		6%	5%	1%	–	12%
Underlying Operating Profit	128	1	4	2	2	137
		1%	3%	2%	1%	7%
Underlying Operating Margins	13.7%					13.0%

The results of Asia Pacific in 2004 were significantly impacted by:
•	Continued good revenue growth of 6%.
•	Strong recovery in beverages with market share and margin gains.
•	Chocolate performance driven by recovery in India and share gains in Australia.
•	Good growth in gum and Halls in Thailand and Japan.
•	Margins impacted by adverse mix and investment in India, China and regional capabilities.

The Group continued to see good top-line momentum with sales on a like-for-like basis up 6% during the year. The contribution from acquisitions includes the Adams’ business in China which was acquired in March 2004. The business made a small loss during the year.

The beverage business in Australia had a very good year with sales up by 12% and market shares well ahead. The business benefited from the creation of a powerful integrated confectionery and beverage sales force early in the year.

Sales growth in chocolate was driven by continued momentum in the Australian business and by recovery in India. In gum and medicated, performance was strong in the Adams’ markets of Thailand and Japan. Halls grew strongly in India where it is being distributed through Cadbury India’s strong distribution system.

Margins were lower year-on-year due to the combination of adverse mix and increased investment in China, India and regional capabilities.

Outside of underlying operating profit were operating exceptional costs of £18 million, which mainly included:
•	Redundancy costs in the Australia and New Zealand operations arising from the organisational restructuring and the integration of the food and beverage operations (£9 million).
•	The completion of the Adams integration in Japan including the costs of migrating off the Pfizer IT system.
•	Redundancies announced following the completion of the acquisition of Adams China and the subsequent integration with the legacy China businesses.

60	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Central

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange
	2003	Business	Disposals	Est	Effects	2004

Turnover	10	–	–	–	–	10
		–	–	–	–	–
Underlying Operating Profit	(127)	(2)	(3)	(1)	–	(133)
		2%	2%	1%	–	5%
Underlying Operating Margins	n/a					n/a

Central costs rose by £6 million or 5% to £133 million, compared to £127 million in 2003, reflecting higher depreciation costs in respect of our investment in IT systems.

Outside of underlying operating profit were operating exceptional costs of £36 million. Of this total, £31 million related to the write off of an IT asset relating to system functionality, which will not be fully utilised.

(b) 2003 Compared to 2002
(i) Executive Summary

Analysis of Results		Base
		Business	Acquisitions/	Exchange
	2002	Growth	disposals (a)	Effects	2003
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	5,298	111	1,050	(18)	6,441
Change %		2	20	–	22

Underlying operating profit (b)
Americas Beverages	585	(3)	–	(50)	532
Americas Confectionery	15	(2)	83	(1)	95
EMEA	280	11	11	6	308
Europe Beverages	104	(2)	7	11	120
Asia Pacific	114	(10)	15	9	128
Central	(115)	(8)	(8)	–	(131)

Underlying operating profit	983	(14)	108	(25)	1,052

Change %		(1)	11	(3)	7

Share of associate profits	58	1	(4)	(4)	51
Goodwill/intangibles amortisation	(64)	–	(67)	2	(129)
Operating exceptional items	(53)	(96)	(74)	(1)	(224)

Total operating profit	924	(109)	(37)	(28)	750

Change %		(12)	(4)	(3)	(19)

Underlying earnings per share (b)	32.0	0.7	(0.1)	(0.6)	32.0

(a)	Includes impact of acquisitions in the first 12 months of ownership, and disposals in the last 12 months of ownership.
(b)	Both underlying profit before tax and underlying earnings per share (EPS) include associates, but exclude goodwill/intangibles amortisation and exceptional items.

The key highlights of 2003 were as follows:
•	Reported Group operating profit fell by 19%, reflecting increased goodwill/intangibles amortisation and exceptional restructuring costs;
•	Underlying operating profit increased 10% in constant currency, driven by acquisitions;
•	Stronger US carbonates performance in second half, led by Dr Pepper, after a difficult first half;
•	Record market share and profits at Cadbury Trebor Bassett;
•	Acquisition of Adams, with performance during the year being in line with the acquisition case;
•	Major organisational change completed following senior management restructuring; and
•	Fuel for Growth programme beginning to deliver.

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Operating and Financial Review

(ii) Review of 2003 Group Profit and Loss Account
1 Turnover
Turnover in 2003 was £6,441 million, an increase of £1,143 million (22%) over turnover of £5,298 million in 2002. The net effect of exchange movements during the year was a decrease in reported turnover of £18 million (0%); this was because the weakening of the US dollar offset the strengthening Euro, Australian and Canadian dollars.

Acquisitions, net of disposals, increased turnover by £1,050 million. The most significant contributors to growth from acquisitions were Adams (mainly in the Americas), Dandy and Kent in the EMEA region and Apollinaris & Schweppes in Europe Beverages.

Base business turnover grew 2% driven by the EMEA region, especially Cadbury Trebor Bassett.

2 Group operating profit
Group operating profit excluding associates was down £167 million (19%) to £699 million compared to 2002. This was driven by higher goodwill/intangibles amortisation and exceptional restructuring costs, both of which increased as a result of the Adams acquisition.

Underlying operating profit and underlying operating margin
Underlying operating profit (operating profit before goodwill/ intangibles amortisation and exceptional items) in 2003 was up £69 million or 7% to £1,052 million. Exchange rate movements had a £25 million (3%) adverse impact on underlying operating profits, with the US dollar weakness more than offsetting strength in the Euro and Australian dollar. There was a greater impact of exchange on underlying operating profit than turnover as the Group generated higher profits in the currencies that have weakened during the year compared to those that have strengthened.

At constant currency growth, in underlying operating profit was 10%. The base business declined by 1% and acquisitions, net of disposals, contributed 11% (£108 million). The main contributions to the acquisition led growth were Adams and Apollinaris & Schweppes.

The final quarter saw a broad based improvement in performance with all of the key businesses having a stronger finish to the year. The US carbonates business strengthened through the second half, led by the flagship brand Dr Pepper after a difficult first half. Despite the hot summer, Cadbury Trebor Bassett delivered record turnover, underlying operating profit and market share following a good Christmas.The confectionery and beverage operations in Australia recovered strongly in the second half after a slow start to the year.

Underlying operating margins fell from 18.5% to 16.3% in part reflecting lower margins on newly acquired businesses, especially Adams for which the underlying operating margin was 11% in the 9 months of ownership in 2003. Excluding acquisitions, underlying operating margins fell by one percentage point to 17.5%, with the decline due to higher employee and IT costs, weak first half results in Asia Pacific and Americas Confectionery and the impact of hot weather in Europe on confectionery sales.

It is expected that growth in underlying operating profit in the business in 2004 is likely to be tempered by some above inflation cost increases in areas such as raw materials, pensions, healthcare and insurance and a higher depreciation charge relating to the installation of new IT systems. The Group expects it will deliver performance in 2004 within its financial goal ranges of turnover growth of 3% – 5% in the base business at constant currency, and underlying operating margin increases of 50 – 75 basis points at constant currency.

Marketing
Total marketing expenditure in 2003 was £702 million, an increase of 28% over 2002 (£547 million) and an increase of 30% at constant exchange rates. This represents a marketing to turnover ratio of 10.9% compared to 10.3% in 2002, with the increase being due to the acquisition of Adams, which had a higher marketing to turnover ratio.

Prior to acquisitions, the marketing to turnover ratio was 9.9%, with the year-on-year reduction reflecting the combination of exchange rate movements and lower spend during periods of unfavourable weather conditions in Americas Beverages and EMEA.

Operating exceptional items
Summary
In 2003, the Group undertook a significant reorganisation of the senior management and operational structure and commenced the execution of the Fuel for Growth programme, a key part of which is fully integrating Adams. These factors contributed to an increase in operating exceptional items relating to restructuring activities from £53 million in 2002 to £224 million in 2003. The 2003 charge was broken down as follows:

2003 £m

Integrating Adams	70
Integration of other acquisitions
from 2002 and 2003	27
Other Fuel for Growth projects
in the base business	65

Total Fuel for Growth	162

Senior management reorganisation/other	22
Write down of IT assets	40

Total	224

Of this total charge of £224 million, £115 million was redundancy related and £49 million was asset write offs. The remaining costs consisted of external consultants, site closure costs, provisions for onerous leases, relocation costs and contract termination payments.

62	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Regional analysis
More detailed information on the exceptional restructuring activities in each region is provided in the business segments performance section from pages 64 to 67. The table below details the regional analysis of exceptional operating items.

	2003	2002
Regional analysis	£m	£m

Americas Beverages	26	6
Americas Confectionery	24	–
EMEA	71	17
Europe Beverages	19	23
Asia Pacific	18	5

	158	51
Central	66	2

	224	53

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation increased from £64 million to £129 million. This was driven by the charge for nine months of the non-brand element of the Adams intangibles, and the effect of a full year charge for the 2002 acquisitions of Kent, Nantucket Nectars, Dandy and Apollinaris & Schweppes.

3 Share of Operating Profit in Associates
In 2003, the share of operating profit in associates decreased by £7 million to £51 million. This was a result of the disposal of 25% of the Group’s share of Camelot Group plc, the acquisition of 100% ownership of Apollinaris & Schweppes (previously accounted for as a 28% owned associate), exchange losses related to the US dollar, and the weaker performance of DPSUBG in the US Beverages market. There was a strong performance from Cadbury Nigeria and other smaller associates.

4 Interest
In 2003, the net interest expense arising in Group companies increased by £75 million to £181 million, principally as a result of the interest charges on the debt used for the Group’s acquisition of Adams in March 2003 and the full year effect of the increased debt related to the Group’s acquisitions in 2002.

The Group’s share of associate interest fell £5 million from 2002 to £15 million, due to lower interest rates and the effects of a weaker US dollar on DPSUBG. Overall interest cover in 2003 fell to 4.1 times from 8.7 times.

5 Taxation
The Group’s reported tax rate in 2003 remained constant at 30.7%. Increased non-deductible expenses that resulted from numerous specific transactions arising in the year and the increase in the level of goodwill amortisation as a result of the acquisition of Adams increased the tax rate by 5.1% and 3.9% respectively, relative to 2002. This was offset by a 4.8% decrease in the tax rate due to favourable settlement in respect of prior years in 2003. The adjustment principally arose in the UK as a number of items were further progressed with the Inland Revenue in respect of a number of open years.

The tax rate on underlying profit before tax was 27.5% as compared to 28.7% in 2002. The tax rate was impacted by the settlement of some prior year tax issues with the relevant tax authorities.

6 Minority Interests
Profit attributable to equity and non-equity minority interests in 2003 of £25 million was £2 million lower than 2002. This reduction was as a result of exchange rate movements on the dividends attached to the Group’s preferred share securities, which were issued in US dollars.

7 Dividends
The Board proposed a final dividend of 8.35 pence, up from 8.0 pence in 2002, bringing the total dividend for the year to 12.0 pence. This represents a 4% increase on 2002 and underlying dividend cover of 2.7 times. Further dividend information for shareowners is given in Information Particulars for Shareowners on page 166.

8 Earnings per share
Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) fell by 34% to 18.2 pence principally reflecting the increase in exceptional restructuring costs, goodwill/intangibles amortisation arising on acquisitions and higher interest costs.

Underlying earnings per share (before goodwill/intangibles and exceptional items) remained constant at 32.0 pence at reported exchange rates. At constant exchange rates the base business grew underlying earnings per share by 2%. Acquisitions net of disposals diluted full year earnings per share by 0.1p or 0.3%.

9 Acquisitions and Disposals
On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets.

The Group also acquired three smaller acquisitions for £44 million.

£2,468 million of goodwill and intangible assets arose on acquisitions during 2003.

The only disposal during the year was the sale of Bouquet d’Or, a French confectionery business.

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Operating and Financial Review

10 Effect of exchange rates and inflation on 2003 reported results
The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2003 compared with 2002, the biggest exchange rate impact on the Group’s results was the 9% weakening of the US dollar followed by the weakening Mexican Peso, which fell by 22%. The weakness in the US dollar was partially offset by the Euro (up 9%), the Canadian dollar (up 3%), the Australian dollar (up 8%), and the South African rand (up 21%).

Overall the impact of exchange rate movements on the Group was adverse and therefore turnover and underlying operating profit were £18 million, and £25 million lower,

respectively, than would have been the case had the exchange rates prevailing during 2002 been applied. There was a greater impact on underlying operating profit than turnover as the Group generated higher profits in the currencies that have weakened during the year compared to those that have strengthened.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

(iii) 2003 Compared to 2002 – Business segments performance Americas Beverages

Full Year Results (£m)		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects		2003

Turnover	1,982	(3)	9	(174)		1,814
		–%	–%	(8%	)	(8%	)
Underlying Operating Profit	585	(3)	–	(50)		532
		–%	–%	(9%	)	(9%	)

The results of Americas Beverages in 2003 were significantly impacted by:

•	a challenging US soft drinks market due to the combination of unseasonably cold, wet weather, difficult economic conditions and changing consumer demand;
•	the transfer of around 30% of 7 UP volumes into a new distribution system;
•	an 8% decline in Dr Pepper fountain and food service volumes in the first half due to contract issues with a major customer; and
•	a weak second half performance from the non-carbonates portfolio.

After a number of years of strong performance, non-carbonates had a mixed year. Demand in the core categories was weak, particularly in the North East US, which is Snapple’s heartland, as turnover in the high margin convenience channel was adversely impacted by the cold summer. In addition a decision was taken to reduce stock levels in Snapple’s wholesale network in the third quarter.

The performance of the carbonated soft drinks portfolio improved steadily throughout the year. The improved performance was led by Dr Pepper and was the result of new marketing programmes, better bottler execution, greater focus on diet products and a turnaround in the important fountain business. Carbonates volumes were up 1% in the fourth quarter excluding the impact of the 7 UP transfers. There was also strong growth from the diet portfolio, which grew by 9% during the year.

Underlying operating margins in the second half were impacted by adverse product mix in the non-carbonate business, the costs of preparing Americas Beverages for a major new IT system in 2004, and continued inflation in employee and raw material costs.

The coming together of the three businesses in North America – Dr Pepper/Seven Up, Mott’s and Snapple – into a cohesive refreshment beverage operation was significantly advanced by the year end with cost savings generated through the consolidation of commercial and back office activities.

Outside of underlying operating profit were operating exceptional costs of £26 million. These consisted of £18 million for projects under the Fuel for Growth programme related to the coming together of the three existing beverage companies, and £6 million associated with the senior management re-organisation. Included within the £26 million were £14 million of redundancy costs with the other costs consisting of asset write offs, warehouse relocation, and external consulting.

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Americas Confectionery

Full Year Results (£m)		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects		2003

Turnover	233	3	638	(3)		871
		1%	274%	(1%	)	274%
Underlying Operation Profit	15	(2)	83	(1)		95
		13%	553%	(7%	)	533%

The underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) decline before acquisitions reflected a difficult first half in the Canadian business. Second half profits improved significantly as the business focused on the more profitable elements of its portfolio. Stani in Argentina continued to perform strongly.

The initial integration of Adams into the region took place smoothly, and the major achievements during the year were:
•	the creation of the new regional management structure and team;
•	the integration of commercial activities in the US, Canada, Argentina and Mexico;
•	the transfer of the Latin American operations onto new Cadbury IT systems.
The businesses overall performed in line with expectations with momentum improving in the second half. This was driven by:
•	successful new product development and brand relaunches, notably Dentyne Fire in the US and Trident White in Canada;
•	Adams Mexico, which maintained strong turnover and profit momentum throughout the year; and
•	the Halls brand, which delivered strong results in nearly all markets.

Outside of underlying operating profit were operating exceptional costs of £24 million. These reflect the costs of integrating Adams into the Cadbury businesses especially in Canada (£8 million), USA (£5 million), and Brazil (£3 million) where the closures of the Avenida factory has been announced. The remaining costs related to Adams integration projects in Argentina, Colombia, and Mexico, and the senior management integration.

Europe, Middle East and Africa (EMEA)

Full Year Results (£m)		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects	2003

Turnover	1,787	71	205	54	2,117
		4%	11%	3%	18%
Underlying Operating Profit	280	11	11	6	308
		4%	4%	2%	10%

EMEA’s base business reported another good result in a year which saw some of the hottest summer temperatures on record in Western Europe. The hot weather adversely impacted volumes, particularly in the UK, Ireland and France reducing turnover by an estimated £15 million at least.

Underlying operating margins, particularly during the second half of the year were negatively impacted by higher costs relating to the major relaunch of Cadbury Dairy Milk in the UK and raw material inflation.

There were some good performances in the region’s biggest businesses:

Cadbury Trebor Bassett maintained the strong momentum seen in 2002 as it:
• generated record turnover (up 7%), and underlying operating profits;
• attained record market share with a year end confectionery market share of 30.1%, an increase of 40 basis points on 2002.
Key drivers of this strong performance by Cadbury Trebor Bassett were:
• strong Easter and Christmas turnover;
• the successful relaunch of the Cadbury Dairy Milk chocolate range, which increased turnover by 13% against last year;
• better than expected results from the Adams business driven by the Halls brand.

In France, the business regained leadership in chewing gum, reflecting focus on the major Hollywood brand including the launch of new sugar-free products. Moulded chocolate share also grew, driven by the relaunch of Poulain.

Elsewhere the businesses in Africa delivered strong profit performances, led by South Africa and Egypt with Cadbury ranges tailored to key local price points continuing to drive growth in the region.

The Russian business was restructured in the first half with the integration of Dandy. While trading conditions remained challenging, performance improved significantly in the second half.

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Operating and Financial Review

The Adams businesses in the region were integrated rapidly with full business consolidation taking place in the UK, Ireland, Poland, Greece, Portugal, Lebanon and South Africa. Adams products were being sold into new outlets and markets via Cadbury distribution networks in the UK, Ireland, Russia, Denmark and Nigeria. Overall, the profit contribution from the Adams’ operations exceeded the acquisition plan.

Outside of underlying operating profit were operating exceptional costs of £71 million, which reflected a number of Fuel for Growth programmes.

The largest of these was within Cadbury Trebor Basset in the UK (£36 million). These costs included the announced closure of factories in Manchester and Chesterfield, as well as the integration of the Adams sales force and a redundancy programme in the ongoing operations. £34 million of these costs were redundancy related.

Other exceptional restructuring activities included:
•	redundancies following Adams integration in Spain (£9 million);
•	redundancies and asset write offs as a result of manufacturing reconfiguration in Ireland (£7 million);
•	factory closure, and Adams integration related redundancies, in France (£4 million);
•	Dandy integration redundancies and relocation costs in Denmark and Russia (£5 million);
•	Adams integration projects in Portugal, Italy, Switzerland, Greece, Russia, South Africa and Egypt with total costs of £8 million.

Europe Beverages

Full Year Results (£m)		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects	2003

Turnover	548	14	77	53	692
		3%	14%	9%	26%
Underlying Operating Profit	104	(2)	7	11	120
		(2%)	7%	10%	15%

Europe Beverages had a slow start to the year in markets which were generally weak. Performance in the second half in all the key businesses was boosted by the hot summer, particularly in France, Spain and Germany. However, profit performance was impacted by the cost of contracting out production to meet demand in the peak summer months.

There were strong performances from Schweppes across the region, particularly in France and Spain where new packaging boosted sales growth in the hotel and restaurant trade. In France, the diet carbonates portfolio outperformed a segment, which was growing at 30% in 2003, driven by Orangina, Schweppes Agrum and Schweppes Lemon.

Apollinaris & Schweppes continued to progress well, outperforming a market which was severely affected by the German government’s introduction of mandatory deposits on non-returnable packaging. Volumes were ahead of 2002 and the business is investing in extra returnable capacity to satisfy strong demand.
In France, the sales and administration functions of Schweppes and Orangina were merged and a factory in Fergesheim closed. In February 2004 the Group reached an agreement with San Benedetto to enlarge the manufacturing arrangement to include the principal production facilities acquired as part of the Orangina transaction. In Spain, the Logroño facility was closed with production transferring to Toledo.

Outside of underlying operating profit were operating exceptional costs of £19 million, which mainly included:
•	redundancies associated with the integration of Orangina into Schweppes France (£9 million);
•	costs associated with the Logroño factory closure and commercial integration projects in Spain (£8 million).

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Asia Pacific

Full Year Results (£m)		Base	Acquisitions/	Exchange
	2002	Business	Disposals	Effects	2003

Turnover	738	26	121	52	937
		4%	16%	7%	27%
Underlying Operating Profit	114	(10)	15	9	128
		(9%)	13%	8%	12%

The fall in underlying operating profits (operating profit before goodwill/intangibles amortisation and exceptional items) before acquisitions reflected first half issues where a combination of factors adversely impacted results.
These included:
• trade destocking in the first quarter;
• the impact of raw material price increases on the Australian confectionery business;
• disruption in the food and beverage business following a difficult IT implementation at the end of 2002.

The business recovered strongly in the second half driven by improvements in Australian confectionery and the food and beverage operations. The Australian confectionery business extended market leadership position with record second half turnover, reflecting strong performances from core chocolate brands and new product development.

The food and beverage business benefited from a steady recovery in its impulse account base and reinstated promotional activity in the grocery channel. This saw year-on-year soft drink share gains.

In Asia, the business in China had another difficult year recording losses of £6 million, a modest reduction on the losses incurred in 2002. In India, the business had a strong year until the fourth quarter when it was hit by the escalation of a minor in-store infestation problem. The business is recovering well.

The newly acquired Adams businesses in Thailand and Japan delivered strong results and steady market share increases, underpinned by new product launches in Japan and the continued success of Trident and Dentyne in Thailand. In Japan there was a healthy increase in underlying operating margins.
Outside of underlying operating profit were operating exceptional costs of £18 million. These mainly included the following:
•	Fuel for Growth redundancies programmes in Australia (£6 million);
•	integration of the Adams business in Japan, Thailand and India (£3 million);
•	integration of smaller acquisitions in the Australian business (£3 million);
•	write off of IT assets that are not expected to be used in the foreseeable future as a result of the Group’s focus on Fuel for Growth and reducing the complexity of new systems (£3 million).

Central
Central costs rose to £131 million, compared with £115 million in 2002, due to:
•	the costs of strengthening the global commercial and supply chain functions;
•	some increase in central resources to reflect the increased scale of the Group;
•	an element of one-time central Adams integration costs.

Outside of underlying operating profit were operating exceptional costs of £66 million. Of this total £37 million related to the write off of an IT asset, which will not be fully used in the foreseeable future. The write off reflects the Group’s decision to focus on Fuel for Growth initiatives and reducing the complexity of the new IT systems in light of the scale of the Group’s agenda going forward. Further exceptional restructuring costs included £24 million for consultant’s fees to advise on the integration of Adams, and the implementation of the Fuel for Growth programme.

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Operating and Financial Review

Capital Structure and Resources
(a) Capital Structure
During 2004, the Group’s market capitalisation increased by approximately £1.7 billion to £10.1 billion, principally due to a 77 pence increase in the share price during the year to 485 pence at 2 January 2005 (408 pence at 28 December 2003). Net borrowings fell during the year from £4,211 million at the end of 2003, to £3,870 million at the end of 2004, representing 39% of total market capitalisation.

The Group intends to manage its capital structure proactively to maximise shareowner value whilst maintaining flexibility to take advantage of opportunities which arise to grow its business. One element of the Group’s strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2005. Additionally, many of the obligations under the Group’s share plans described in Note 30 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust did not purchase any shares during 2004 or 2003 and held 39 million shares at the end of 2004, representing approximately 1.9% of the Company’s issued share capital.

Borrowings
At the end of 2004, the total of gross short-term and long-term borrowings decreased by 9% to £4,216 million compared with £4,644 million at the end of 2003. Cash and liquid resources decreased by 20% to £346 million at the end of 2004 compared to £433 million at the end of 2003. The Group’s borrowings, net of cash and short-term investments, fell to £3,870 million at the end of 2004, from £4,211 million at the end of 2003. 85% of the gross debt of the Group at the end of 2004 was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year.

Gearing is calculated as follows:

	2004	2003
	£m	£m

Net borrowings	3,870	4,211

Ordinary shareholders’ funds	2,859	2,780
Equity minority interests	21	18

	2,880	2,798

Gearing ratio %	134	151

At the end of 2004, 85% of the Group’s net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in the Group’s seasonal borrowing cycle. Further information on the Group’s use of derivative financial instruments is given below. Interest cover was 3.8 times in 2004 compared with 4.1 times in 2003.

At 2 January 2005, the Group had undrawn committed borrowing facilities of £1.04 billion. This relates to a revolving credit facility, which matures in 2007. The interest rates payable on this borrowing facility are LIBOR plus 0.5% to 0.65% per annum. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect Group operations. In view of its committed facilities, liquid resources and cash flow from operations, the Group believes that there are sufficient funds available to meet its anticipated cash flow requirements for the foreseeable future.

The Group’s long-term credit rating has remained unchanged during 2004 at mid-BBB. (Moody and S&P)

For 2005, debt levels are expected to remain broadly in line with those in 2004. The Group will continue to monitor the financial market and take advantage of any financing opportunities that may arise during the year.

Details of the currency and interest rate profile of the Group’s borrowings are disclosed in Notes 19 and 20 to the Financial Statements.

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Contractual Obligations
The table below summarises the Group’s contractual obligations as at 2 January 2005.

Contractual Obligations	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	279	101	178	–	–
Estimated Interest payments
– debt	696	190	279	174	53
Estimated Interest payments
– interest rate swaps	319	115	163	35	6
Finance leases	86	20	43	22	1
Other borrowings	3,851	509	1,302	1,123	917
Operating leases	335	59	81	61	134
Purchase obligations	273	247	25	1	–
Expected payments into pension plans	56	56	–	–	–
Other non current liabilities	211	–	211	–	–

Total	6,106	1,297	2,282	1,416	1,111

As at 28 December 2003:

Contractual Obligations	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	799	80	551	168	–
Estimated Interest payments
– debt	709	174	282	181	72
Estimated Interest payments
– interest rate swaps	384	110	182	81	11
Finance leases	15	4	7	3	1
Other borrowings	3,830	985	931	959	955
Operating leases	288	58	76	52	102
Purchase obligations	216	187	27	1	1
Expected payments into pension plans	49	49	–	–	–
Other non current liabilities	123	–	123	–	–

Total	6,413	1,647	2,179	1,445	1,142

Estimated future interest rate payments on debt are based on the applicable floating rates of interest as at the end of the year for all floating rate debt or interest rate swap liabilities.

The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 2 January 2005 being £3,898 million (2003: £4,552 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 2 January 2005 was £3,592 million (2003: £3,008 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £76 million (2003: £60 million).

(b) Cash Flows
Net cash flow from operating activities
Net cash flow from operating activities was £1,106 million in 2004 compared with £1,054 million in 2003 and £1,096 million in 2002. The increase of £52 million from 2003 to 2004 reflects the increase in underlying operating profit in the year. This was partly offset by increased spend in relation to restructuring projects and by working capital movements. The working capital movements arose as the Group’s creditors at the end of 2004 were lower relative to 2003, as the 53rd week included a number of additional payment runs.

The Group also held high inventories of certain raw materials at the year end that were purchased ahead of scheduled price increases, Cadbury Trebor Bassett built up Cadbury Dairy Milk Centenary stocks in the UK in advance of a strong marketing effort and Halls stocks in the US due to the transfer of production from the Manchester factory which was closed in December.

Net cash flows before the use of liquid resources and financing were an outflow of £179 million in 2004, £2,580 million in 2003 and £309 million in 2002.

Free cash flow
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust. (See page 133).

The Group generated free cash flow (after dividend payments) of £229 million, an increase of £57 million compared to 2003 when free cash flow was £172 million (£315 million in 2002). Excluding the impact of exchange rate movements the free cash flow would have been £265 million.

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Operating and Financial Review

The main components that contributed to free cash flow are set out below.

	2004	2003	2002
	£m	£m	£m

Cash flow from operating activities	1,106	1,054	1,096
Dividends received from associates	8	9	13
Capital expenditure	(259)	(285)	(251)
Taxation, returns on investments and servicing of finance	(380)	(372)	(320)
Ordinary dividends	(246)	(234)	(223)

Free cash flow	229	172	315

The increase arose from operating profits, reduced working capital outflows and lower taxation payments, partially offset by increases in net cash outflows from the servicing of finance.

The Group remains strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.

On a constant currency basis we expect to see uplift in free cash flow in 2005 in line with our goal of generating £1.5 billion of free cash flow over the 2004 – 2007 period.

Cash Outflows on Acquisitions and Disposals
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard and the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc. Disposal proceeds of £11 million arose principally from the disposal of the South African food division.

The cash outflow in 2003 on acquisitions was £2,770 million. This included the acquisition of the Adams Confectionery business from PfizerInc. for a total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. In addition The Natural Confectionery Company was acquired in Australia for £31 million. These acquisitions were funded by a combination of commercial paper issuance and bank debt which was refinanced by the issue of bonds during the year as described below. The only disposal during 2003 was Bouquet d’Or, a French confectionery operation for which the proceeds were £8 million.

The cash outflow in 2002 on acquisitions was £628 million. This included the acquisition of Dandy, a Danish chewing gum company, for £222 million; Squirt a Mexican beverage brand; a 65% majority share in Kent; and Nantucket Allserve, Inc. as well as increasing the shareholdings in Cadbury India, Cadbury Nigeria and Apollinaris & Schweppes. These acquisitions were funded from a combination of commercial paper and medium-term note issuance. Disposal proceeds of £4 million arose principally from the disposal of brands in Indonesia and the reduction in the Camelot Group plc shareholding to 20%.

Financing Cash Flows
The net cash outflow from the use of liquid resources and financing during 2004 was £178 million. The most significant part of this was the issue during the year of £848 million of long-term bonds – EUR600 million each of 3 year floating rate notes and 5 year 4.25% fixed rate bonds. The proceeds of these bonds were used primarily to repay bank borrowings and commercial paper that had been issued to fund acquisitions in the short term.

The net cash inflow from the use of liquid resources and financing during 2003 was £2,598 million. The most significant part of this was the issue during the year of £1.65 billion of fixed rate long-term bonds – USD 1 billion each of 3.875% 5 year and 5.125% 10 year notes in the US, a £400 million 7 year EMTN issue and a CAD 325 million 5 year domestic Canadian private placement. The proceeds of these bonds were used primarily to repay bank borrowings and commercial paper that had been issued to fund acquisitions in the short term.

The net cash inflow from the use of liquid resources and financing during 2002 was £338 million. The most significant part of this was the issue of new Medium Term Notes to the value of £437 million with a weighted average life to maturity of 4.2 years, extending the repayment profile of the Group’s debt. The issue of these Medium Term Notes was used primarily to repay commercial paper that had been issued to fund acquisitions in the short-term.

Net Cash
Net cash increased during 2004 by £1 million, increased in 2003 by £18 million, and increased in 2002 by £29 million. The Group invests its cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

(c) Capital Expenditure
Capital expenditure in 2004 was £285 million, a decrease of 6% from the level of expenditure in 2003 with key areas of expenditure being related to Fuel for Growth cost reduction programmes and IT spend related to the continued roll out of project Probe and the costs associated with transferring Adams businesses from Pfizer to Cadbury systems. All these projects were funded from internal resources.

For 2005, the Group expects capital spend to be in the region of £300 million, driven by investments behind the Fuel for Growth initiatives. The Group expects to continue to fund this from internal resources.

Capital expenditure in 2003 was £302 million, an increase of 8% over the level of expenditure in 2002 with key areas of expenditure being acquisition related capital expenditure in Adams in the Americas, capital expenditure related to Fuel for Growth cost reduction programmes in the UK, Irish and French confectionery businesses and IT spend related to the continued roll out of Probe, and the costs associated with transferring Adams businesses from Pfizer to Cadbury systems. All these projects were funded from internal resources.

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Capital expenditure in 2002 was £279 million, an increase of 16% over the level of expenditure in 2001. The Group continued to implement project Probe.This project was a significant contributor to the increased level of capital expenditure in 2002.The Group also carried out specific projects to increase production capacity in Mott’s, Schweppes Spain and Cadbury Trebor Bassett. All these projects were funded from internal sources.

At 2 January 2005, the Group had capital commitments of £15 million. It is anticipated that these commitments will be financed out of the Group’s operational free cash flow.

(d) Treasury Risk Management
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than as expressly stated, the policies set out below apply to prior years.

Substantially all financial instruments hedge (for UK GAAP purposes) specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

(i) Liquidity Risk
The Group seeks to achieve a balance between certainty of funding even at difficult times for the markets or the Group and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

(ii) Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 85% was at fixed rates of interest at the year end (2003: 71%), but the year end level of total net debt is around £300 million lower than the annual average. Assuming no changes to the borrowings or hedges, it is estimated that a rise of 1 percentage point in interest rates in all currencies in which the Group has borrowings would have affected 2004 profit before tax by less than 2% (2003: 2%).

(iii) Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.

The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.

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Operating and Financial Review

(iv) Fair Value Analysis
The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.

The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 2 January 2005, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 2 January 2005, with all other variables remaining constant. Further information on fair values is set out in Note 20(f) to the Financial Statements.

The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

As at 2 January 2005:

		Fair value changes arising from

			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash at bank and in hand	201	–	17
Liquid resources	145	–	8
Debt	(4,254)	(97)	(312)
Currency and interest rate swaps	(5)	4	20
Interest rate swaps	(25)	(28)	(2)
Currency exchange contracts	(10)	–	32
Quarterly Income Preferred Securities	(219)	(2)	(22)

As at 28 December 2003:

		Fair value changes arising from

			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash at bank and in hand	191	–	16
Liquid resources	242	–	6
Debt	(4,669)	(123)	(351)

Currency and interest rate swaps	24	7	19
Interest rate swaps	(50)	(20)	(5)
Currency exchange contracts	(11)	–	46
Quarterly Income Preferred Securities	(231)	(2)	(23)

(v) Commodity Risk
In respect of commodities the Group enters into forward and future contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

The sensitivity analysis in the table below reflects the market risk to the Group of an adverse price movement of 10%, based on the net commodity position of the Group at four dates equally spaced during the year. Net commodity positions consist of the excess of futures contracts held over unpriced contracts for the same commodities, principally cocoa. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. A loss is defined, for the purpose of defining market risk, as the potential decrease in fair value or the opportunity cost resulting from a 10% adverse price movement. The fair values of net commodity positions were based on official settlement prices on the LIFFE (London International Financial Futures and Options Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc.) on the relevant dates.

As at 2 January 2005:

	Fair Value	Market Risk
	£m	£m

Highest long position	68	7
Lowest long position	34	3
Average long position	45	5

As at 28 December 2003:

	Fair Value	Market Risk
	£m	£m

Highest long position	110	11
Lowest long position	57	6
Average long position	76	8

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(vi) Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Review of Accounting Policies
(a) Critical Accounting Estimates
The preparation of the Group’s financial statements in conformity with UKGAAP, and the reconciliation of these financial statements to US GAAP, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and turnover and expenses during the period. Significant accounting policies employed by the Group are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below. Where the Group is required to make materially different estimates or judgments for US GAAP from those required under UKGAAP these are separately discussed.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results. The Group also has other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.

(i) Brands and other intangibles
Brands and, under US GAAP, other intangibles that are acquired as part of a business combination above a threshold of £10 million, are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and the Group makes assumptions and estimates regarding future turnover growth, prices, marketing costs and economic factors in valuing a brand. The Group uses qualified independent valuation consultants to assist management in the selection of appropriate assumptions and the calculation of significant valuations. The assumptions used reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.

Upon acquisition the Group assesses the useful economic life of the brands and intangibles. The Group does not amortise over 99% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at turnover. Many of the brands owned by the Group were established over 50 years ago and continue to provide considerable economic benefits to the Group. The Group also considers factors such as the ability of the Group to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. Where management do not consider these criteria to have been met, as was the case with certain brands acquired with Adams, a definite life is assigned and the value is amortised over that life.

The cost of brands and other intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year the Group re-evaluates the remaining useful life of the brands and other intangibles. Under US GAAP the Group has identified some additional definite life intangibles (customer relationships and research and development databases) that it is amortising over their useful economic life. This is 20 years on a reducing balance methodology for both the customer relationships and the research and development databases. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.

A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in the Group concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported operating profits and reduce the value of the fixed assets reported in the balance sheet. The Group has consistently applied its estimate of indefinite brand lives since the date it first recognised brands as intangible assets in 1989 except for one brand where the Group amended its original estimate from an indefinite life to a definite life asset as the products had been re-branded.

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Operating and Financial Review

(ii) Goodwill
Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets. In arriving at the fair value of the acquired assets the principle area of judgement are the valuation of brands, non-brand intangibles, tangible fixed assets, pension obligations transferred to the Group and other fair value provisions.

The principal assumptions of the pension, brands and other intangible valuations are discussed in (i) and (v) of this section. The tangible fixed assets are valued based upon the open market cost of similar facilities in similar locations for production facilities and on an estimate of fair value for other assets. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties that may not be controlled by management. A higher estimate of the acquired assets results in reduced amortisation and thus increased earnings. Conversely, a lower estimate of the acquired assets would lead to increased amortisation and lower earnings.

Under UK GAAP, goodwill arising on the acquisition of subsidiary undertakings is amortised over its estimated economic life, being 20 years or a shorter period where management consider the economic life to be shorter. If the estimate of the remaining useful life changes, the carrying value is amortised prospectively over that revised remaining useful life. The Group has consistently applied its estimate of goodwill lives since goodwill was first capitalised in 1998. Goodwill arising on the acquisition of associates is not amortised but subject to an annual impairment review. If management reduces the estimate of the life of goodwill, amortisation would be accelerated and earnings would be negatively affected. If all goodwill was not subject to amortisation but instead reviewed for impairment annually the impact on the current year’s results would have been to increase reported profit by £133 million.

Under US GAAP goodwill is not amortised, instead being subject to annual impairment reviews, and hence no estimate of the life of goodwill is required.

(iii) Recoverability of Long-Lived Assets
The Group has significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where management considers the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its estimated fair value. If the fair value ofa long-lived asset were determined to be less than its carrying value, an impairment would be charged to the profit and loss account.

The key assumptions applied in arriving at a fair value for a long-lived asset are:
•	The estimated future cash flows that will be derived from the asset; and
•	The discount rate to be applied in arriving at a present value for these future cash flows.

Future Cash Flows
In estimating the future cash flows that will be derived from an asset, management makes estimates regarding future turnover growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. The Group attempts to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.

Discount Rates
The future cash flows are discounted at rates that management estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised. On the other hand a decrease in the discount rate will increase the fair value of the long-lived assets and decrease the likelihood of impairment.

Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to the Group’s risk relative to other companies can all affect the Group’s discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of the Group’s control or ability to predict. However for the past five years management has consistently applied a Group discount rate of between 8.0% and 8.5%.

Where applicable, management reviews the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.

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(iv) Trade spend and Promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgments. The Group utilises numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to turnover with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, turnover and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Although management has significant experience in making such estimates, each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in turnover recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.

Up front payments are made to secure product installation in the fountain and food service channel of several of the Group’s beverage products. These payments are amortised (as a deduction to turnover) based upon a methodology (time or volumes sold) consistent with the contractual rights available to the Group under these arrangements. The total unamortised up front payments as at the year end amounted to approximately £50 million. Were the Group unable to enforce its rights under the relevant contracts the Group may be required to accelerate the recognition of such costs, which would reduce future turnover.

(v) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, USA, Canada, Mexico and Australia. The pension liabilities recorded are based on a number of actuarial assumptions, including discount rates, expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. Management reviews these assumptions annually and if they change, or if actual experience is different from the assumptions made previously, the funding status of the plan will change and the Group may need to record adjustments to our previously recorded pension liabilities.

Under UK GAAP, the cost of providing pension benefits is calculated by the use of recognised actuarial methods whose assumptions reflect the long-term nature of the assets and liabilities involved. The assumptions applied by the Group are based upon the assumptions selected by the Trustees when setting the funding requirements for the schemes. As such the assumptions applied by the Group are not affected by short term fluctuation in market factors. However over the last three years the Group has moved to more conservative assumptions that reflect the long term trends for lower real returns on investments relative to earnings and pension increases, longer life expectancy and increases in the funding requirements of the schemes.

Under UK GAAP, the Group is also required to make additional disclosures of what the cost would have been had FRS 17, a projected unit credit method, been applied. Under US GAAP, the costs of providing these benefits are calculated using a projected unit credit method. Although there are certain differences between the timing and method of recognition between these two approaches, the underlying assumptions are consistent.

In arriving at the present value of the pension liabilities, the Group must estimate the most appropriate discount rate to be applied. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded. For US GAAP accounting and FRS 17 disclosure purposes under UK GAAP, the Group is required to base its estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside the control of the Group, so the funding status and charge may change over time.

In calculating the pension cost, the Group is also required to estimate the expected return to be made on the assets held within the pension funds. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will increase the pension charge for the year. The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. However, if the actual returns fall below the long-term trend estimate the charge recorded in future periods will be increased. If the actual returns exceed the long-term estimate the charge recorded in future periods will be decreased.

An indication of the variability of the main assumptions applied by management for US GAAP over the past three years is set out below:

	2004	2003	2002

Discount rate	5.4%	5.6%	5.7%
Rate of asset returns	7.4%	7.4%	7.1%
Rate of salary increases	4.4%	4.4%	4.3%

A 25 basis point decrease in the estimate of the discount factor would have resulted in an approximate £9 million increase in the US GAAP pension costs for 2004. A 25 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £2 million increase in the US GAAP pension costs.

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Operating and Financial Review

(vi) Income taxes
As part of the process of preparing its financial statements, the Group is required to estimate the income tax in each of the jurisdictions in which it operates. This process involves an estimation of the actual current tax exposure together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.

Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such event, the Group would be required to make an adjustment in a future period, and this could materially impact the Group’s financial position and results of operations.

The Group operates in numerous countries but the tax regulations in the USA and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst the Group aims to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.

In the last three years the reduction that revising the initial estimates has had on the recorded charge for current taxes and the corresponding increase in profits is set out below:

	2004	2003	2002
	£m	£m	£m

Increase/(reduction) in
current tax charge	(65)	(30)	(23)
Increase/(reduction) in
deferred tax charge	(4)	(20)	(11)

Under UK GAAP the Group recognised deferred tax liabilities of £196 million at 2 January 2005 (2003: £224 million, 2002: £318 million), and has recognised deferred tax assets with respect to losses for £12 million (2003: £4 million, 2002: £4 million). There are further unrecognised deferred tax assets for losses of £103 million (2003: £115 million, 2002: £69 million). These losses relate to unrelieved tax losses in certain countries. Management is required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. This is done based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with a history of generating tax losses begins to show evidence of creating and utilising taxable profits. £41 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the profit and loss account in the year of recognition and an income tax cost in the year of utilisation.

(b) Accounting policy changes
In 2004, there were no new Financial Reporting Standards adopted.

In 2004, the Group adopted, for UK reporting purposes, the Accounting Standards Board’s Urgent Issues Task Force Abstract 38 “Accounting for ESOP Trusts”. This has had the effect of reclassifying the Group’s investment in the Cadbury Schweppes Employee Trust, a trust that holds shares in Cadbury Schweppes for the purpose of hedging share award grants, from Fixed Asset Investments to Capital and Reserves. In addition the provision recorded for the accumulated cost charged for unexercised share awards has been reclassified from Creditors to Capital and Reserves. This has reduced Net Assets and Shareholder’s Funds by £170 million in 2003 and £175 million in 2002. As a consequence of the change the sale and purchase of shares by the ESOP Trust are no longer shown in the cash flow statement within Capital Expenditure and Financial Investments, instead being treated as a Financing item. There is no material impact to the profit and loss account in any period presented. The prior years balance sheet, cash flow statement and notes have been restated accordingly.

In 2004, the Group adopted, for U S reporting purposes, the Financial Accounting Standards Board Interpretation Note 46 (revised), “Consolidation of Variable Interest Entities – Interpretation of ARB No. 51” (FIN 46R). Cadbury Schweppes Delaware LLC, a 100% subsidiary of the Company, is deemed to be a Variable Interest Entity (VIE) as defined in FIN 46R. As the Group is not deemed to be the primary beneficiary of this VIE, the entity has been deconsolidated from 29 December 2003. Consequently the assets and liabilities of this entity, including the 8.625% cumulative Guaranteed Quarterly Income Preferred Securities, have been derecognised from the Group’s consolidated US GAAP accounts from 29 December 2003. In addition transactions and balances between Cadbury Schweppes Delaware LLC and the Group are treated as external transactions and balances from the same date. The effect of these changes has been to increase the interest charge by £19 million and decrease non-equity minority interest by £19 million. In addition an exchange gain of £17 million that was previously taken to reserves on consolidation of the US dollar denominated subsidiary is now recognised in the income statement. The deconsolidation has given rise to an increase in short-term borrowings of £208 million and an offsetting reduction in balance sheet non-equity minority interests. The net impact on shareholders’ funds is not material. The adoption has not required the restatement of any prior years.

In 2003 and 2002 there were no new Financial Reporting Standards adopted.

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In 2002, the Group adopted, for UK and US reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force (the EITF) Issue No. 00-25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No. 00-14, “Accounting for Certain Sales Incentives,” which were codified along with other similar issues, into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement of Group turnover for 2001 and 2000 to reflect these new accounting provisions. EITF Issue 01-09 clarifies the Profit and Loss Account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as operating expenses to be reflected as a reduction of turnover. As a result of applying the provisions of EITF Issue 01-09, the Group turnover and operating expenses have been restated by £457 million for 2000 and £559 million in 2001. This had no effect on Group operating profit or net earnings.

In 2005, the Group will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the European Union. The impact on the Group is set out in section (d) below.

(c) Summary of significant UK GAAP to US GAAP differences
The material UK to US GAAP differences applicable to the Group are explained in Note 31 to the Financial Statements.

The required disclosures on changes and proposed changes to US GAAP are given in Note 32 to the Financial Statements starting on page 163. These disclosures cover:
•	FIN 46R – Consolidation of Variable Interest Entities
•	SFAS 123R – Share based payments
•	SFAS 153 – Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29
•	SFAS 151 – Inventory Costs, an amendment of ARB No. 43
•

EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations

The Group is assessing the impact that the adoption of any of these changes and proposed changes to US GAAP will have on its results of operations and financial position.

(d) Adoption of International Financial Reporting Standards
The European Union (“EU”) has issued a regulation requiring companies listed in the EU to prepare their consolidated accounts for all periods beginning after 1 January 2005 in compliance with the accounting standards issued by the International Accounting Standards Board (the “IASB”) and adopted by the EU. The Group will prepare its consolidated financial statements for the year ending 1 January 2006 in compliance with International Financial Reporting Standards and International Accounting Standards (the “IFRS”) as endorsed by the EU. The EU has endorsed the majority but not all of the IFRS issued by the IASB. The Group also intends to comply fully with all the IFRS issued by the IASB.

In order to reduce the burden of adoption, the Group is seeking to rely upon a proposal published by the Securities and Exchange Commission (the US financial regulator) that provides relief from its usual requirement to present two years of comparative financial information. Consequently, the date of the transition to IFRS for the Group is expected to be 29 December 2003.

The Group currently prepares its primary financial statements under UK generally accepted accounting principals (‘UK GAAP’). Current UK GAAP differs from IFRS in certain significant respects. The main effects that the adoption of IFRS will have in the Group’s published results for 2004 are quantified below. In addition, the impact that the full implementation of IAS 39 will have on the Group’s 2005 financial statements is discussed below. This information is prepared on the basis of the IFRS that are expected to be in effect for the year ended 1 January 2006. The IFRSs in effect at that date may differ as a result of decisions taken by the EU on endorsement, on new interpretative guidance being issued or as a result of the Group electing to adopt early new standards that may be issued prior to the end of the year. The Group will publish a full reconciliation between its financial statements under UK GAAP and IFRS for 2004 in the second quarter of 2005.

The Group has undertaken a full review of the IFRS’s and considered the impact that their adoption will have on the Group’s financial statements. The Audit Committee approved revised IFRS compliant Group accounting policies that, subject to changes in the external reporting requirements prior to the year end, will be used in the preparation of its 2005 financial statements and are currently being applied by the Group.

The Group’s global finance community has been instructed on the requirements of IFRS, has calculated the impact that adoption will have upon the results of their operations and has reported these differences using the Group’s consolidation system. These difference have also been incorporated into the local reporting systems and ledgers of the business.

The main areas of impact on the Group’s 2004 underlying earnings are expected to be share award accounting and accounting for pension and other post retirement benefits. The overall impact to the Group’s underlying profit before taxation in 2004 is expected to be a reduction of approximately 5%. Reported profit before taxation for 2004 will show an increase of approximately 14%, with the different approach applied to goodwill under IFRS more than offsetting the impact on underlying earnings. These main differences are set out overleaf:

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Operating and Financial Review

Share Award Accounting – Under UK GAAP the Group currently records a charge for share awards based on the difference, if any, between the option price of the conditional award and the share price on the date of grant. Under IFRS the Group will be required to record a charge based on the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The Group will apply the new requirements to all unvested share awards.

Pension Accounting – Under UK GAAP the Group accounts for pensions under SSAP 24. This seeks to spread the cost of providing the benefits over the estimated average remaining service life.

There is no difference between UK GAAP and IFRS for accounting for defined contribution pension schemes, with costs being recognised as they become payable. Under IFRS the Group is required to calculate the pension cost for defined benefit pension schemes and other post retirement benefits using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group intends to apply the option within the Amendment to IAS 19 that allows for immediate recognition of all actuarial gains and losses in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense (i.e. on a basis very similar to the current UK GAAP standard FRS 17).

Goodwill amortisation – Under UK GAAP goodwill is amortised over its estimated life, which is normally 20 years. The goodwill amortisation charge in 2004 was £133 million. Under IFRS, goodwill is considered to have an indefinite life and so is not subject to systematic amortisation. Instead it is reviewed for impairment annually. Under IFRS the treatment of goodwill would have increased reported earnings by £133 million. As goodwill amortisation is excluded from underlying earnings, there will be no impact on underlying operating profit or earnings.

Under UK GAAP the significant majority of the Group’s brands are deemed to have an indefinite life and are not amortised, instead being subject to an annual impairment review. This treatment is consistent with the requirements of IFRS.

Financial Instruments including commodity contracts – The Group’s policy for the use of financial instruments is set out in pages 126 to 131 of the Report & Accounts and Form 20-F. Under UK GAAP, all of the Group’s hedging arrangements meet the requirements for hedge accounting. The recognition of unrealised gains and losses on financial instruments are therefore deferred until the underlying transaction, for which they provide an economic hedge, is completed.

Under the transitional requirements of IFRS, the Group is permitted to continue to apply the hedging requirements of UK GAAP in the preparation of its comparative IFRS financial statements. The Group has elected to apply this exemption and hence the adoption of IFRS will have no impact on accounting for Financial Instruments, including commodity contracts, for 2004.

In the preparation of its 2005 financial statements, the Group will be required to implement the requirements of IAS 39 in full. The Group has undertaken a detailed analysis of its portfolio of financial instruments and commodity contracts, specifically assessing which of the Group’s economic hedges meet the detailed requirements required to prove a hedging arrangement for accounting purposes. The Group has concluded that some, but not all of its financial instruments, meet the requirements to enable it to apply hedge accounting.

The Group believes that if it were to designate and apply hedge accounting to those arrangements that do meet the accounting requirements to obtain hedge accounting, the residual element of its portfolio may give rise to greater volatility in reporting earnings than marking-to-market the entire portfolio. Consequently, the Group intends to recognise all gains and losses on financial instruments in the income statement as they arise to the extent that this reduces volatility. This may, however, result in the Group’s results showing greater volatility than under UK GAAP and some of its competitors. The Group intends to present its results in a manner that permits the effects of marking-to-market its financial instruments to be isolated, so that the underlying performance of the business can be assessed.

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Financial Record

Group Financial Record	80

Financial Ratios	84

US GAAP Financial Record	86

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

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Financial Record

Group Financial Record

	2004	2003
	£m	£m

Turnover

Turnover – Continuing operations (a)(b)
Americas Beverages	1,686	1,814
Americas Confectionery	1,093	871
EMEA	2,246	2,117
Europe Beverages	653	692
Asia Pacific	1,050	937
Central	10	10

	6,738	6,441

Underlying Operating Profit (operating profit excluding operating exceptional items, goodwill/intangibles amortisation and operating profit in associates)
Continuing operations (a)
Americas Beverages	506	532
Americas Confectionery	139	95
EMEA	349	308
Europe Beverages	117	120
Asia Pacific	137	128
Central	(133)	(131)

	1,115	1,052
Discontinued operations (f)	–	–
Exceptional restructuring costs (c)(d)	(140)	(184)
Other exceptional items	(31)	(40)
Goodwill/intangibles amortisation	(139)	(129)

Group Operating Profit	805	699
Share of Operating Profit in associates	44	51

Total Operating Profit including associates	849	750
Profit/(loss) on sale of subsidiaries, investments and fixed assets	19	(5)
Net interest	(226)	(181)

Profit on ordinary activities before Taxation	642	564
Taxation (e)	(189)	(173)
Minority interests	(22)	(25)

Profit for the Financial Year	431	366
Dividends paid and proposed to ordinary shareholders	(255)	(242)

Profit Retained for the Financial Year	176	124

(a)	Analysis of discontinued operations is not given as it is not considered material.
(b)	Restated to comply with the new definition of turnover adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1995 to 1999 have not been restated as it is impracticable to do so.
(c)	Restated to comply with FRS 12 for 1995.
(d)	The Group has reviewed all restructuring costs charged since 2001 to ensure they are exceptional in nature. No review of restructuring costs charged for 2000 and prior has been carried out to ensure that they meet the definition of operating exceptional items adopted in FRS 3.
(e)	Restated to comply with FRS 19 for the years 1999 and 2000.
(f)	Discontinued operations represent the Group’s former UK bottling operations disposed of in 1997 and beverage brands disposed of in 1999.

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2002	2001	2000	1999	1998	1997	1996	1995
£m	£m	£m	£m	£m	£m	£m	£m

1,982	1,904	1,307	1,371	1,225	1,177	1,160	1,064
233	292	285	266	246	250	246	109
1,787	1,650	1,560	1,612	1,607	1,619	1,600	1,503
548	385	319	368	358	365	423	471
738	720	639	610	558	623	664	616
10	9	8	7	5	37	4	27

5,298	4,960	4,118	4,234	3,999	4,071	4,097	3,790

585	566	426	342	291	270	255	227
15	38	39	37	37	32	26	14
280	233	220	221	219	218	203	190
104	70	49	53	55	38	34	35
114	124	111	101	80	80	86	77
(115)	(101)	(70)	(69)	(66)	(39)	(40)	(36)

983	930	775	685	616	599	564	507
–	–	–	16	26	29	148	142
(53)	(53)	(49)	(64)	(23)	(26)	(45)	(38)
–	–	–	–	(68)	–	–	–
(64)	(46)	(13)	(3)	–	–	–	–

866	831	713	634	551	602	667	611
58	57	65	35	38	31	31	28

924	888	778	669	589	633	698	639
12	31	27	350	38	412	–	14
(106)	(106)	(49)	(61)	(57)	(64)	(110)	(116)

830	813	756	958	570	981	588	537
(255)	(241)	(224)	(208)	(181)	(261)	(180)	(158)
(27)	(30)	(36)	(101)	(41)	(35)	(72)	(68)

548	542	496	649	348	685	336	311
(230)	(222)	(209)	(202)	(194)	(182)	(171)	(159)

318	320	287	447	154	503	165	152

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Financial Record

Group Financial Record continued

	2004	2003
	£m	£m

Cash Flows

Cash flow from operating activities and associates	1,114	1,063
Capital expenditure, net (a)	(259)	(285)
Taxation, returns on investments and servicing of finance	(380)	(372)
Ordinary dividends	(246)	(234)

Free cash flow	229	172
Acquisitions and disposals	(50)	(2,752)

Cash flow before use of liquid resources and financing	179	(2,580)

Balance Sheets

Assets employed
Intangible fixed assets and goodwill	5,485	5,827
Tangible fixed assets	1,613	1,633
Fixed asset investments (a)	335	328
Stock and debtors	1,957	1,974
Cash and short term investments	346	433

Total assets	9,736	10,195
Total creditors, excluding borrowings (a)	(2,092)	(2,100)
Provisions (b)(c)	(340)	(428)

	7,304	7,667

Financed by
Gross borrowings	4,216	4,644
Minority interests (c)	229	243
Preference share capital (d)	–	–
Called-up share capital	259	258
Share premium account	1,098	1,071
Ordinary shareholders’ funds (a)(c)	1,502	1,451

	7,304	7,667

(a) Restated as a consequence of the adoption of UITF 38.
(b) Restated to comply with FRS 12 for 1995.
(c) Restated to comply with FRS 19 for the years 1999 and 2000.
(d) Stated at redemption value.

Net borrowings
Gross borrowings	4,216	4,644
Less: Cash and short term investments	(346)	(433)

	3,870	4,211

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2002	2001	2000	1999	1998	1997	1996	1995
£m	£m	£m	£m	£m	£m	£m	£m

1,109	1,139	927	837	698	733	869	791
(251)	(233)	(101)	(108)	(143)	(204)	(256)	(227)
(320)	(295)	(222)	(241)	(212)	(205)	(327)	(308)
(223)	(214)	(203)	(196)	(186)	(167)	(149)	(55)

315	397	401	292	157	157	137	201
(624)	(714)	(1,039)	213	(79)	36	(153)	(1,170)

(309)	(317)	(638)	505	78	193	(16)	(969)

3,919	3,721	3,163	1,725	1,607	1,575	1,547	1,689
1,351	1,209	1,106	1,091	1,126	1,221	1,398	1,432
319	315	303	297	171	73	69	60
1,580	1,483	1,381	1,202	1,169	1,130	1,327	1,285
472	457	508	561	520	768	166	129

7,641	7,185	6,461	4,876	4,593	4,767	4,507	4,595
(1,793)	(1,707)	(1,654)	(1,307)	(1,269)	(1,129)	(1,338)	(1,316)
(419)	(392)	(350)	(352)	(158)	(239)	(89)	(102)

5,429	5,086	4,457	3,217	3,166	3,399	3,080	3,177

2,318	2,094	1,737	743	1,026	1,417	1,393	1,463
266	303	293	383	297	306	387	371
–	–	–	–	–	–	104	113
257	256	255	253	254	252	250	248
1,050	1,019	991	942	916	878	838	807
1,538	1,414	1,181	896	673	546	108	165

5,429	5,086	4,457	3,217	3,166	3,399	3,080	3,167

2,318	2,094	1,737	743	1,026	1,417	1,393	1,463
(472)	(457)	(508)	(561)	(520)	(768)	(166)	(129)

1,846	1,637	1,229	182	506	649	1,227	1,344

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Financial Record

Financial Ratios

			2004	2003
				(restated)

Earnings per Ordinary Share (EPS) (a)(b)	Basic	pence	21.3	18.2
	Diluted	pence	21.1	18.1
	Underlying	pence	32.6	32.0
Dividends per Ordinary Share (a)		pence	12.5	12.0
Interest cover		times	3.8	4.1
Dividend cover		times	2.6	2.7
Gearing ratio (b)%			134	151
Turnover (c)	Continuing operations	£m	6,738	6,441
	Discontinued operations (d)	£m	–	–
Underlying operating profit (e)	Continuing operations	£m	1,115	1,052
	Discontinued operations (d)	£m	–	–
Operating assets	Continuing operations	£m	2,204	2,114
	Discontinued operations (d)	£m	–	–
Underlying operating margin (c)(e)	Continuing operations	%	16.5	16.3

Profit for the Financial Year excluding goodwill/intangibles
Underlying EPS	amortisation and operating exceptional items (net of related tax)

Weighted average number of ordinary shares in issue

Interest cover	Total operating profit including associates

Net interest charge

Dividend cover	Underlying earnings per ordinary share

Dividend per ordinary share

Gearing ratio	Net borrowings

Ordinary shareholders’ funds + Equity minority interests

Operating assets	Tangible fixed assets, fixed asset investments, stock, debtors, creditors provisions for liabilities and charges after excluding borrowings, interest, taxation, deferred taxation, dividends.

Underlying	Underlying operating profit (e)
operating margin
Turnover (c)

(a)	The Company undertook a two for one share split in May 1999. The number of shares used in calculating dividends per share and earnings per share has been restated for prior periods.
(b)	Restated to comply with UITF 38 for all years and FRS 19 for the years 1999 and 2000.
(c)	Restated to comply with the new definition of turnover adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1995 to 1999 have not been restated as it is impracticable to do so.
(d)	Discontinued operations represent the Group’s former UK bottling operations in 1997 and beverages brands disposed of in 1999.
(e)	Excluding operating exceptional items, goodwill/intangibles amortisation, and operating profit in associates.

84	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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2002	2001	2000	1999	1998	1997	1996	1995

27.4	27.0	24.8	32.0	17.1	34.0	16.9	16.2
27.2	26.7	24.5	31.7	16.9	33.7	16.2	15.5
32.0	30.0	25.8	22.8	20.4	19.1	18.3	16.9
11.5	11.0	10.5	10.0	9.5	9.0	8.5	8.0
8.7	8.4	16.0	11.0	10.3	9.9	6.3	5.5
2.8	2.7	2.5	2.3	2.1	2.1	2.1	2.0
65	60	50	8	27	37	91	100
5,298	4,960	4,118	4,234	3,999	4,071	4,097	3,791
–	–	–	67	107	149	1,018	985
983	930	775	685	616	599	564	506
–	–	–	16	26	29	148	143
1,749	1,588	1,391	1,470	1,459	1,415	1,335	1,149
–	–	–	–	5	2	216	201
18.5	18.8	18.8	16.2	15.4	14.7	13.8	13.3

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Financial Record

US GAAP Financial Record
The Financial Statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A reconciliation to US GAAP is set out in Notes 31 and 32 to the Financial Statements.

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
		(except per share or ADR data and number of shares outstanding)

Amounts in Accordance with US GAAP
Turnover (a)	6,738	6,441	5,298	4,960	4,118
Operating profit from continuing operations (b)(c)	879	659	940	789	616
Profit for the Financial Year	484	373	565	493	383

Basic earnings per ADR from continuing operations (c)	0.95	0.74	1.13	0.98	0.77
Basic earnings per ADR	0.95	0.74	1.13	0.98	0.77
Diluted earnings per ADR	0.95	0.74	1.12	0.97	0.76
Dividends per ADR	0.49	0.47	0.46	0.44	0.42

Net assets	3,790	3,913	3,909	3,930	3,676
Total assets	10,939	11,880	9,081	8,691	7,439
Long-term debt	3,598	3,594	2,927	2,083	1,080
Called up share capital	259	258	258	256	255
Share premium account	1,098	1,071	1,050	1,019	991
Shareholders’ funds	3,769	3,669	3,692	3,630	3,386
Number of shares outstanding (million)	2,072	2,064	2,057	2,047	2,039

(a)	Restated to comply with the new definition of turnover adopted by the Group in 2002 for comparative years 2001 and 2000. The comparative information for 1999 has not been restated as it is impracticable to do so.
(b)	Operating profit is stated for each year after operating exceptional items and goodwill/intangibles amortisation.
(c)	The beverage brands disposed in 1999 are not included as discontinued operations under US GAAP as they do not constitute a separate business segment.

86	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	87

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Financial Statements

Statement of Directors’ responsibilities in relation to the Financial Statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the Group’s profit or loss and cash flows for the financial year.

The Directors consider that in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group, and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Auditors’ Report
Report of Independent Registered Public Accounting firm to the Members of Cadbury Schweppes plc
We have audited the financial statements of Cadbury Schweppes plc for the year ended 2 January 2005, which comprise the Group and Company Balance Sheets as at 2 January 2005 and 28 December 2003, the Group Profit and Loss Accounts, the Group Cash Flow Statements, the Statements of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders’ Funds for the years ended 2 January 2005, 28 December 2003 and 29 December 2002 and the related geographical analysis and notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Directors’ Remuneration that is described as having been audited.

Respective responsibilities of Directors and auditors
As described in the Statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Report & Accounts and Form 20-F including the Report on Directors’ Remuneration. Our responsibility is to audit the financial statements and the part of the Report on Directors’ Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the Report & Accounts and Form 20-F for the year ended 2 January 2005 as described in the contents section including the unaudited part of the Report on Directors’ Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with standards of the Public Company Accounting Oversight Board (United States). An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

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We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors’ Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited.

UK Opinion
In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 2 January 2005 and of the profit of the Group for the year then ended; and

•	the financial statements and that part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US Opinion
In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 2 January 2005 and 28 December 2003 and the consolidated results of its operations and cash flows for the years ended 2 January 2005, 28 December 2003 and 29 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

As explained in Note 1 to the financial statements, the Group has given retroactive effect to the change in accounting as a result of the adoption of UITF Abstract 38 “Accounting for ESOPTrusts”.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
11 March 2005

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Financial Statements

Group Profit and Loss Account for the 53 weeks ended 2 January 2005 (Note 1)

		2004										2003

		Before						Before
		exceptional		Exceptional				exceptional		Exceptional
		items and		items and				items and		items and
		goodwill/		goodwill/				goodwill/		goodwill/
		intangibles		intangibles				intangibles		intangibles
		amortisation		amortisation		Total		amortisation		amortisation		Total
Notes		£m		£m		£m		£m		£m		£m

	Turnover (a)	6,738		–		6,738		6,441		–		6,441
3b,3d	Operating costs	(5,623)		(310)		(5,933)		(5,389)		(353)		(5,742)

	Group operating profit (a)	1,115		(310)		805		1,052		(353)		699
12	Share of operating profit in associates	44		–		44		51		–		51

	Total operating profit including associates	1,159		(310)		849		1,103		(353)		750
	(Loss)/profit on disposal of fixed assets	–		(1)		(1)		–		(7)		(7)
2	Profit on sale of subsidiaries and investments	–		20		20		–		2		2

	Profit on Ordinary activities before Interest	1,159		(291)		868		1,103		(358)		745
6	Net interest	(226)		–		(226)		(181)		–		(181)

3	Profit on ordinary activities before taxation	933		(291)		642		922		(358)		564
7	Taxation
	– On operating profit, associates and interest	(250)		61		(189)		(254)		81		(173)
	– On (loss)/profit on sale of fixed assets,	–		–		–		–		–		–
	subsidiaries and investments

		(250)		61		(189)		(254)		81		(173)
	Profit on Ordinary Activities after taxation	683		(230)		453		668		(277)		391
22	Equity minority interests	(4)		–		(4)		(4)		–		(4)
22	Non-equity minority interests	(18)		–		(18)		(21)		–		(21)

	Profit for the Financial Year	661		(230)		431		643		(277)		366
8	Dividends paid and proposed to ordinary					(255)						(242)
	shareholders

21	Profit Retained for the Financial Year					176						124

9	Earnings per Ordinary Share of 12.5p
	Basic	32.6	p	(11.3	p)	21.3	p	32.0	p	(13.8	p)	18.2	p
	Diluted	32.4	p	(11.3	p)	21.1	p	31.9	p	(13.8	p)	18.1	p

The accompanying notes and geographical analysis are an integral part of the Group Profit and Loss Account.

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						2002

		Before
		exceptional		Exceptional
		items and		items and
		goodwill/		goodwill/
		intangibles		intangibles
		amortisation		amortisation		Total
Notes		£m		£m		£m

	Turnover (a)	5,298		–		5,298
3b, 3d	Operating costs	(4,315)		(117)		(4,432)

3	Group Operating profit (a)	983		(117)		866
12	Share of operating profit in associates	58		–		58

	Total operating profit including associates	1,041		(117)		924
	Profit on disposal of fixed assets	–		9		9
2	Profit on sale of subsidiaries and investments	–		3		3

	Profit on Ordinary activities before Interest	1,041		(105)		936
6	Net interest	(106)		–		(106)

3	Profit on ordinary activities before taxation	935		(105)		830
7	Taxation
	– On operating profit, associates and interest	(268)		15		(253)
	– On profit on sale of fixed assets, subsidiaries	–		(2)		(2)
	and investments

		(268)		13		(255)
	Profit on Ordinary Activities after taxation	667		(92)		575
22	Equity minority interests	(3)		–		(3)
22	Non-equity minority interests	(24)		–		(24)

	Profit for the Financial Year	640		(92)		548
8	Dividends paid and proposed to ordinary					(230)
	shareholders

21	Profit Retained for the Financial Year					318

9	Earnings per Ordinary Share of 12.5p
	Basic	32.0	p	(4.6	p)	27.4	p
	Diluted	31.7	p	(4.5	p)	27.2	p

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Financial Statements

Recognised Gains and Losses for the 53 weeks ended 2 January 2005 (Note 1)

Statement of Total Recognised Gains and Losses

		2004	2003	2002
Notes		£m	£m	£m

	Cadbury Schweppes plc and subsidiary undertakings	410	339	520
12b	Associated undertakings	21	27	28

	Profit for the Year	431	366	548
21c	Net currency translation differences	(156)	(213)	(217)

	Total Recognised Gains and Losses for the Year	275	153	331

Details of the prior year adjustment arising from the adoption of UITF Abstract 38 are given in Note 1.

Reconciliation of Movements in Shareholders’ Funds

		2004	2003	2002
			(restated)	(restated)
		£m	£m	£m

21c	Shareholders’ Funds at beginning of Year (as previously stated)			2,880
1	Prior year adjustment – UITF 38			(191)

21c	Shareholders’ Funds at beginning of year (as restated)	2,780	2,845	2,689
	Total recognised gains and losses for the Year	275	153	331
8	Dividends to ordinary shareholders	(255)	(242)	(230)
21c	Movement in own shares reserve	34	5	16
21c	New share capital subscribed	25	19	26
2	Goodwill written back to the profit and loss account on disposal of subsidiary	–	–	13

	Net increase/(decrease) in Shareholders’ Funds	79	(65)	156

	Shareholders’ Funds at end of Year	2,859	2,780	2,845

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Balance Sheets at 2 January 2005 (Note 1)

			Group		Company

		2004	2003	2004	2003
			(restated)		(restated)
Notes		£m	£m	£m	£m

	Fixed Assets
10	Intangible assets and goodwill	5,485	5,827	–	–
11	Tangible fixed assets	1,613	1,633	115	146
12	Investments in associates	324	313	9	9
12	Investments	11	15	5,699	6,177

		7,433	7,788	5,823	6,332

	Current Assets
13	Stocks	708	672	–	–
14	Debtors
	– Due within one year	1,182	1,221	141	161
	– Due after one year	67	81	22	44
19a	Investments	145	242	–	–
19a	Cash at bank and in hand	201	191	–	–

		2,303	2,407	163	205
	Current Liabilities
	Creditors: amounts falling due within one year
19a	– Borrowings	(630)	(1,069)	(2,589)	(2,813)
15	– Other	(1,881)	(1,977)	(367)	(403)

	Net Current Liabilities	(208)	(639)	(2,793)	(3,011)

	Total Assets less Current Liabilities	7,225	7,149	3,030	3,321

	Non-Current Liabilities
	Creditors: amounts falling due after more than one year
19a	– Borrowings	(3,586)	(3,575)	(899)	(987)
15	– Other	(211)	(123)	(5)	–
16	Provisions for liabilities and charges	(340)	(428)	–	(12)

		(4,137)	(4,126)	(904)	(999)

	Net Assets	3,088	3,023	2,126	2,322

	Capital and Reserves
21	Called up share capital	259	258	259	258
21	Share premium account	1,098	1,071	1,098	1,071
21	Revaluation reserve	59	59	1	1
21	Other reserves	(46)	(80)	624	1,015
21	Profit and loss account	1,489	1,472	144	(23)

	Shareholders’ Funds	2,859	2,780	2,126	2,322

	Minority Interests
22	Equity minority interests	21	18	–	–
22	Non-equity minority interests	208	225	–	–

		229	243	–	–

	Total Capital Employed	3,088	3,023	2,126	2,322

On behalf of the Board
Directors:	John Sunderland
Ken Hanna
11 March 2005

The accompanying notes and geographical analysis are an integral part of the Balance Sheets.

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Financial Statements

Group Cash Flow Statement for the 53 weeks ended 2 January 2005 (Note 1)

		2004	2003	2002
			(restated)	(restated)
Notes		£m	£m	£m

26	Cash flow from operating activities	1,106	1,054	1,096
12	Dividends received from associates	8	9	13
	Returns on investments and servicing of finance
	Interest paid	(239)	(197)	(124)
	Interest received	28	41	50
22	Dividends paid to minority interests	(19)	(21)	(25)
		(230)	(177)	(99)
	Taxation	(150)	(195)	(221)

	Capital expenditure and financial investment
	Purchases of fixed assets	(285)	(306)	(288)
	Disposals of fixed assets	26	21	37
		(259)	(285)	(251)
	Acquisitions and disposals
23	Acquisitions of businesses	(59)	(2,770)	(639)
	Acquisitions of associates	(3)	–	–
23	Net cash assumed on acquisition	1	13	11
	Net proceeds from sale of subsidiaries and investments	11	5	4
		(50)	(2,752)	(624)
	Dividends paid to ordinary shareholders	(246)	(234)	(223)

	Cash inflow/(outflow) before management of liquid resources and financing	179	(2,580)	(309)

	Management of liquid resources
	Net change in bank deposits	(9)	32	14
	Net change in bond investments	5	9	2
	Net change in equity and non-equity investments	100	11	6
		96	52	22
	Financing
21	Issues of ordinary shares	25	19	26
	Net movement of shares held under Employee Trust	29	10	14
	Proceeds of new borrowings	610	3,203	836
	Borrowings repaid	(1,007)	(684)	(558)
	Proceeds of finance leases	93	–	–
	Capital element of finance leases repaid	(24)	(2)	(2)
	Net cash (outflow)/inflow from financing	(274)	2,546	316

	Increase in cash	1	18	29

The cash payments in respect of exceptional restructuring items are disclosed in Note 16.

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Geographical Analysis for the 53 weeks ended 2 January 2005 (Note 1)

2004

Continuing Operations		Group		Underlying	Underlying
		Operating	Operating	Operating	Operating	Operating
	Turnover	Profit	Margin	Profit (a)	Margin (a)	Assets
	£m	£m	%	£m	%	£m

Americas Beverages	1,686	448	26.6	506	30.0	435
Americas Confectionery	1,093	38	3.5	139	12.7	272
EMEA	2,246	304	13.5	349	15.5	808
Europe Beverages	653	78	11.9	117	18.0	161
Asia Pacific	1,050	106	10.1	137	13.0	383

	6,728	974	14.5	1,248	18.5	2,059
Central	10	(169)	n/a	(133)	n/a	145

	6,738	805	11.9	1,115	16.5	2,204

2003

Continuing Operations		Group		Underlying	Underlying	Operating
		Operating	Operating	Operating	Operating	Assets
	Turnover	Profit	Margin	Profit (a)	Margin (a)	(restated)
	£m	£m	%	£m	%	£m

Americas Beverages	1,814	464	25.6	532	29.3	431
Americas Confectionery (b)	871	20	2.3	91	10.4	233
EMEA	2,117	218	10.3	308	14.5	774
Europe Beverages	692	91	13.2	120	17.2	124
Asia Pacific	937	99	10.6	128	13.7	381

	6,431	892	13.9	1,179	18.3	1,943
Central (b)	10	(193)	n/a	(127)	n/a	171

	6,441	699	10.9	1,052	16.3	2,114

2002

Continuing Operations		Group		Underlying	Underlying	Operating
		Operating	Operating	Operating	Operating	Assets
	Turnover	Profit	Margin	Profit (a)	Margin (a)	(restated)
	£m	£m	%	£m	%	£m

Americas Beverages	1,982	541	27.3	585	29.5	430
Americas Confectionery	233	12	5.2	15	6.4	85
EMEA	1,787	252	14.1	280	15.7	664
Europe Beverages	548	76	13.9	104	19.0	123
Asia Pacific	738	102	13.8	114	15.4	306

	5,288	983	18.6	1,098	20.8	1,608
Central	10	(117)	n/a	(115)	n/a	141

	5,298	866	16.3	983	18.5	1,749

(a)	Group operating profit excluding associates adjusted to exclude exceptional operating costs of £171 million in 2004, (£224 million in 2003 and £53 million in 2002), goodwill/intangibles amortisation of £139 million in 2004, (£129 million in 2003 and £64 million in 2002).
(b)	In 2004 certain Adams integration costs have been classified to Americas Confectionery. In 2003 the equivalent costs of £4m were reported in Central.The prior year comparatives have been restated to be presented on a consistent basis.
(c)	Profit before tax is arrived at from Group Operating Profit of £805 million after crediting/(charging) £44 million of the Group’s share of profit in associates, £1 million of losses on disposal of fixed assets, £20 million profit on the sale of subsidiaries and investments and £226 million of net interest payable. A segmental analysis of the Group’s share of profit in associates is provided on page 98.The profit on the sale of subsidiaries and investments arises in EMEA (£10 million) and Central (£10 million).The interest charge cannot be reasonably analysed by segment as the debt is principally financed centrally.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	95

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Financial Statements

Geographical Analysis for the 53 weeks ended 2 January 2005 (Note 1) continued
A reconciliation between Net Assets and Operating Assets is set out below:

	2004	2003	2002
	£m	£m	£m

Net Assets	3,088	3,023	3,111
Add back:
Gross borrowing	4,216	4,644	2,318
Cash and short term investments	(346)	(433)	(472)
Goodwill and intangibles	(5,485)	(5,827)	(3,919)
Deferred taxation	196	224	318
Net tax on profits	304	257	193
Net interest payable	53	57	38
Dividends payable	178	169	162

Operating Assets	2,204	2,114	1,749

Turnover and Group operating profit are recorded by origin. There is no material difference between this classification and turnover and Group operating profit by destination. See pages 57 to 61 and pages 64 to 67 for further information regarding business segments.

Supplementary Reportable Geographical Information

		Turnover			Fixed Assets

	2004	2003	2002	2004	2003
					(restated)
	£m	£m	£m	£m	£m

UK	1,076	1,018	951	709	576
USA	1,976	1,915	1,786	2,468	2,550
Australia	674	604	526	254	263
France	529	557	548	107	93
All others	2,483	2,347	1,487	3,895	4,306

	6,738	6,441	5,298	7,433	7,788

The Group’s revenues are predominantly derived from the sale of confectionery and beverage products. Group turnover, analysed between these groups of products is set out below:

	2004	2003	2002
	£m	£m	£m

Confectionery	3,968	3,551	2,444
Beverages	2,760	2,880	2,844
Central(1)	10	10	10

	6,738	6,441	5,298

(1)Central turnover relates to research and development work performed and invoiced to third parties by the Company’s R&D facilities.

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	2004	2003	2002
	£m	£m	£m

Depreciation
Americas Beverages	33	38	36
Americas Confectionery	28	26	9
EMEA	79	86	75
Europe Beverages	23	25	15
Asia Pacific	33	30	27

	196	205	162
Central	19	8	4

	215	213	166

Goodwill/intangibles amortisation
Americas Beverages	32	42	38
Americas Confectionery	60	47	3
EMEA	23	19	11
Europe Beverages	11	10	5
Asia Pacific	13	11	7

	139	129	64
Central	–	–	–

	139	129	64

Supplementary Reportable Geographical Information

	2004	2003	2002
	£m	£m	£m

Capital expenditure
Americas Beverages	35	41	67
Americas Confectionery	72	33	13
EMEA	95	91	78
Europe Beverages	26	36	26
Asia Pacific	39	40	42

	267	241	226
Central	23	61	53

	290	302	279

Total assets
Americas Beverages	2,903	3,153	3,549
Americas Confectionery	2,197	2,297	156
EMEA	2,328	2,270	1,807
Europe Beverages	1,014	1,003	935
Asia Pacific	913	932	666

	9,355	9,655	7,113
Central	381	540	528

	9,736	10,195	7,641

Central assets are principally comprised of tangible fixed assets.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	97

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Financial Statements

Geographical Analysis for the 53 weeks ended 2 January 2005 (Note 1) continued

	2004	2003	2002
	£m	£m	£m

Operating profit of associates
Americas Beverages	28	29	36
Americas Confectionery	–	–	–
EMEA	8	9	9
Europe Beverages	–	3	2
Asia Pacific	–	–	–

	36	41	47
Central	8	10	11

	44	51	58

Investment in associates
Americas Beverages	248	253	250
Americas Confectionery	–	–	–
EMEA	27	25	28
Europe Beverages	34	20	16
Asia Pacific	1	1	–

	310	299	294
Central	14	14	14

	324	313	308

98	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Financial Statements
Notes to the Financial Statements

1 Nature of Operations and Accounting Policies
(a) Nature of operations and geographical results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage company with operations in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch, Mott’s and Orangina in the beverages business.

Significant measures used by management in assessing geographical performance include turnover, underlying operating profit (operating profit before exceptional items and goodwill/intangibles amortisation) and underlying operating margins (operating margins before exceptional items and goodwill/intangibles amortisation). The profit and loss account has been presented in columnar format to show clearly these items. The basis of accounting for these measures is UKgenerally accepted accounting principles.

The Group’s operational management structure has five regions, each with its own leadership team. These five regions, which are the Group’s reportable segments are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA), Europe Beverages and Asia Pacific.

Americas Beverages and Europe Beverages market, produce and distribute branded soft drinks in their respective geographical markets. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment is an aggregation of the confectionery and beverages operations in the Asia Pacific region.

The Group’s management structure within each region is aligned along geographical lines. Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumers tastes in the different geographies, which require differing branded products and marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(b) Accounting convention
The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards all of which have been applied consistently throughout the three years in the period to 2 January 2005, except the Group has adopted UITF Abstract 38 “Accounting for ESOPTrusts”. Shares purchased through Employee Share OptionTrusts (ESOPs) are taken as a deduction in arriving at Shareholders’ Funds. Previously these were held within investments.The balance sheets as at 28 December 2003 have been restated to reflect this change in accounting policy.The impact on the profit and loss account has been immaterial.

(c) Financial year
The financial statements are made up to the Sunday nearest to 31 December. Periodically this results in a financial year of 53 weeks. The profit and loss accounts cover the 53 weeks from 29 December 2003 to 2 January 2005, the 52 weeks from 30 December 2002 to 28 December 2003 and the 52 weeks from 31 December 2001 to 29 December 2002. The balance sheets for 2004 and 2003 have been drawn up as at 2 January 2005 and 28 December 2003 respectively.

(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements and no profit and loss account is presented for Cadbury Schweppes plc itself as the exemption in Section 230 of the Companies Act 1985 applies.

The Group financial statements consolidate the accounts of the parent company and its subsidiary undertakings after eliminating internal transactions and recognising the minority interests in those subsidiary undertakings.

(e) Acquisition or disposal of subsidiary undertakings
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control and those of undertakings disposed of up to the effective date of disposal. For this purpose the separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control. In calculating the gain or loss on disposal of a subsidiary undertaking the Group makes accruals for legal fees and other liabilities that it expects will arise as a consequence of the disposal including the costs of defending itself against future claims.

(f) Foreign currencies
Transaction differences arising from exchange rate variations on trading transactions are included within operating profits. Overseas profits remitted to the UK during the year are recorded at average rates. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located, or the US dollar where this is deemed to be the local functional currency. Only the subsidiary in Lebanon deemed the US dollar to be its functional local currency and therefore

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Financial Statements
Notes to the Financial Statements continued

1 Nature of Operations and Accounting Policies continued
reported using US dollars in 2004 and 2003. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the period are translated into sterling at an annual average rate, calculated based upon the exchange rates ruling at the end of each four week accounting period.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to reserves. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to reserves, as are differences arising on foreign currency borrowings used to finance or hedge long-term foreign investments.

(g) Turnover
This represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result ofthe Group’s sale of branded chocolate, sugar and gum confectionery products and branded soft drinks.

Turnover is stated net of trade discounts, sales incentives, up-front payments, slotting fees, cooperative advertising and other non-discretionary payments. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and recorded so as to allocate these returns to the same period as the original turnover is recorded.

(h) Research and development expenditure
Expenditure is written off in the financial year in which it is incurred.

(i) Exceptional Items
The costs incurred by the Group in implementing the ‘Fuel for Growth’ project and integrating acquired businesses are classified as restructuring costs. The four year ‘Fuel for Growth’ initiative aims to reduce direct and indirect annual costs by £400 million by 2007. Achieving these benefits was initially expected to require total costs of £450 million over the life of the project, with an equal level of capital expenditure. Following a detailed review of the elements of the project the same savings are expected to be generated for total cost of £500 million, with capital expenditure of £300 million. Due to the significance of the project, both in monetary terms and the impact that the project is having on the operations and costs base of the Group, these costs are classified as exceptional under UKGAAP. As such, the Group separately discloses exceptional restructuring costs as part of operating expenses on the face of the profit and loss statement.

The presentation of a sub total that excludes restructuring charges would be otherwise prohibited by Item 10 of Regulation S-K in filings with the SEC if it were not expressly permitted by FRS 3.

(j) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (EPS) is calculated by dividing the profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).

(k) Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

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Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(l) Stocks
Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from stock based on the average value of the items of stock removed.

(m) Tangible fixed assets
Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:
Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7% – 10%
Vehicles	12.5% – 20%
Office equipment	20%
Computer hardware/software	12.5% – 33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.

In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. The Group capitalises costs associated with software that is ready for service and software developed or obtained for internal use when both the preliminary project stage is completed and the Group’s management has authorised further funding for the project which it deems probable of completion and use for the function intended.

Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are generally amortised over an eight year period. The Group is currently developing global standardised business processes and systems, called Project Probe. Part of the costs of this development are capitalised and the Group’s accounting policy complies with both UK and US GAAP. Capitalised costs include the following directly attributable costs: external consultants, internal payroll costs, hardware and software costs. The local implementation costs will be amortised over the period of their estimated benefit to the business, which is currently eight years. The central costs will be amortised over their useful life. These assumptions will be reviewed annually and accounting for capitalised costs could change materially if management used different estimates or if different conditions occurred in future periods.

The Group carries out an impairment of fixed assets when a change in circumstances or situation indicates there may be an impairment. Impairment is measured by comparing the carrying amount of a fixed asset or of an income-generating unit with the ‘recoverable amount’, that is the higher of its net realisable value and its ‘value in use’. ‘Value in use’ is to be calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an equally risky investment.

(n) Fixed assets held under leases
Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(o) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made from the revaluation reserves to the profit and loss reserve each year in order to amortise these revaluation surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value at the date of disposal and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

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Financial Statements
Notes to the Financial Statements continued

1 Nature of Operations and Accounting Policies continued
(p) Intangibles and goodwill
Intangibles represent significant owned brands acquired since 1986 valued at historical cost. No amortisation is charged on over 99% of intangibles as the Group believes the value of these brands are maintained indefinitely through marketing investment.The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore

•	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
•	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
•	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
•	The main economic and competitive assets of the Group are its brands, including the “Cadbury” and “Schweppes” brands, which are not on the balance sheet as these are internally generated. We carry brands in the balance sheet only for major brands that have been acquired since 1986. Where the Group licenses the use of a brand then there is no value recognised.

Since 2003 amortisation has been charged on brands with a net book value of approximately 0.5% of the carrying value of brands (see note 10). Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Goodwill and intangibles are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year.

Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

Where goodwill is amortised impairment reviews are carried out in the first full financial year after acquisition and in subsequent periods if events or changes in circumstances indicate that its carrying value may not be recoverable in full. Such an indicator of impairment may be an adverse change in the market, or change in the business unit’s performance.

Where an impairment test is performed on goodwill a discounted cash flow analysis is carried out based on the cash flows of the income generating unit and compared to the carrying value of goodwill. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised within amortisation.

The Group has concluded that goodwill arising on its associates, including Dr Pepper/Seven Up Bottling Group (DPSUBG), should not be amortised as it has an indefinite useful economic life. These investments are considered to have indefinite durability that can be demonstrated, and the value of the investment can be readily measured.

DPSUBG operates in a longstanding and profitable market sector; the US soft drinks bottling industry has over 100 years of history. The sector has high market entry barriers due to the nature of licence agreements with soft drink concentrate owners (including the Group’s subsidiary Dr Pepper/Seven Up, Inc. (DPSU)) and the capital required to operate as a bottler and distributor. As an associate, the company is managed separately from the Group and can be valued on a discounted cash flow basis.

The Group has not amortised this goodwill, a departure from the Companies Act 1985 Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group’s results, for the reasons outlined above. If the goodwill arising on DPSUBG had been amortised over a period of 20 years, operating profit would have decreased by £14 million in 2004 (£17 million in 2003; 2002: £17 million), and the investment in associates would be decreased by £73 million in 2004, by £63 million in 2003 and £51 million in 2002.

(q) Associated undertakings
Companies where the Group exercises significant influence, normally by board representation and/or ownership of between 20% and 50% of the voting rights on a long-term basis, are treated as associated undertakings. The value of associated undertakings reflects the Group’s share of the net assets of the companies concerned. The Group’s share of the profit before tax of associated undertakings is included in the Group Profit and Loss Account. All associated undertakings have financial years which are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot are based on its most recent unaudited financial statements to 30 September.

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(r) Pensions
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions, a provision or prepayment is recognised in the balance sheet.

The Group continues to use SSAP24 ‘Accounting for Pension Costs’ to account for pension costs, and provides the required transitional disclosures under FRS 17 ‘Retirement Benefits’.

(s) Liquid resources
Liquid resources are defined as current asset investments which are readily convertible into known amounts of cash without curtailing or disrupting the business, primarily bank deposits, commercial paper and bond investments.

(t) Financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements.

To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

(u) Commodity Derivatives
The Group enters into commodities futures contracts to reduce the effect of price fluctuations in the purchase of raw materials such as cocoa, sugar, and certain other products for anticipated manufacturing requirements.These futures contracts meet the criteria and are accounted for as hedges. Accordingly, gains and losses related to the fluctuation of the price of these contracts are deferred and recognised in cost of sales as part of the product cost, when the goods are sold.

(v) Debt
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

(w) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.

(x) Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

(y) Use of Non-GAAP measures
The Group uses non-GAAP measures to make decisions around the allocation of resources and to assess and manage business performance. Included within these non-GAAP measures, are underlying operating profit, underlying operating margins and free cash flow. These measures are not defined under UK or US GAAP and may not be comparable with other similarly titled non-GAAP measures. In addition, the Group presents “underlying earnings per share”, together with a reconciliation to reported earnings per share in Note 9 to the financial statements.

The costs incurred by the Group in implementing the “Fuel for Growth” project and integrating acquired businesses are classified as Restructuring costs. The four year “Fuel for Growth” initiative aims to reduce direct and indirect annual costs by £400 million by 2007. Achieving these benefits is expected to require total Restructuring spend of £500 million over the life of the project, with £300 million of capital expenditure. Due to the significance of the project, both in monetary terms and the impact that the project is having on the operations and cost base of the Group, these Restructuring costs are classified as exceptional operating items under UK GAAP and are separately disclosed as part of operating expenses on the face of the profit and loss statement.

The Group views Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the businesses.

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Financial Statements
Notes to the Financial Statements continued

1 Nature of Operations and Accounting Policies continued
The Group’s results are driven by the performance of its brands businesses, some of which are predominantly internally generated (e.g., EMEA region) and some of which have been acquired (e.g., Americas Confectionery region). Those businesses that primarily resulted from acquisitions have capitalised goodwill and record an amortisation charge in arriving at UK GAAP operating profit. There are no similar charges associated with the Group’s internally generated brand businesses. The Group believes that excluding goodwill/intangible amortisation from its measure of operating performance allows management to analyse the operating performance of the Group’s businesses that were organically grown and those that have resulted from acquisitions on a more comparable basis.

For the reasons stated above, “underlying operating profit”, “underlying earnings” and “underlying earnings per share” are used by the Group for internal performance analysis. These are the primary information seen and used in any decision making process by the Chief Executive’s Committee (CEC). The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.

“Underlying operating profit” and “underlying earnings per share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing the performance of the Group on these underlying measures alone might result in management concentrating disproportionate effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, the Group also manages the business and sets external targets for cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures used by the Group and hence ensures focus on these costs.

The CEC does not primarily review or analyse financial information on a GAAP basis for operating profit, earnings or earnings per share. The CEC carries out its performance analysis, its decision making processes around the allocation of resources and incentivises employees based on “underlying operating profit”, “underlying earnings” and “underlying earnings per share”. The Group believes that these measures provide additional material information on the Group’s underlying performance trends to investors, prospective investors and investments analysts that should be provided alongside the equivalent GAAP measures.

References to “free cash flow” refer to the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment.

“Free cash flow” is not a defined term under UK or US GAAP and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free cash flow is the measure used by the Group for internal cash flow performance analysis. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. “Free cash flow” therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated that may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

The table below reconciles “underlying operating profit”, as the Group defines it, to what the Group believes is the corresponding UK GAAP measure, which is Group operating profit.

	2004	2003	2002
	£m	£m	£m

Group operating profit	805	699	866
Add back:
Goodwill/intangibles amortisation	139	129	64
Exceptional operating items	171	224	53

Underlying operating profit	1,115	1,052	983

The table below reconciles “free cash flow”, as the Group defines it, to what the Group believes is the corresponding UK GAAP measure, which is cash outflow before management of liquid resources and financing.

	2004	2003	2002
	£m	£m	£m

Cash inflow/(outflow) before the use of liquid resources and financing	179	(2,580)	(309)
Add back:
Cash flows from acquisitions and disposals	50	2,752	624

Free cash flow	229	172	315

A reconciliation to underlying earnings per share to the corresponding UK GAAP measure is set out in Note 9(b).

104	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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2 Profit on sale of subsidiaries and investments
	2004	2003	2002
	£m	£m	£m

Impairment of assets held for sale	–	–	(30)
Cash proceeds less carrying value of disposed assets	10	2	6
Reversal of prior year disposal provisions	10	–	27

	20	2	3

The profit in the year relates to the disposal of the South African food division and the release of provisions related to disposals in earlier years for which the obligation period has now lapsed.

The only disposal during 2003 was Bouquet d’Or, a French confectionery operation for £8 million, and the profit on disposal was £2 million.

The disposals during 2002 were 25% of the Group’s shareholding in Camelot Group plc, which reduced the Group’s shareholding to 20% of the Company, and beverage brands in Indonesia. Goodwill of £13 million previously written off to reserves was written back to the profit and loss account and fully provided for. This goodwill related to an expected disposal in 2003 which has not yet been completed. Disposal provisions of £27 million from prior years have been released, as they are no longer required. Cash proceeds of £12 million (of which £6 million was received in 2001) were received on sales of subsidiaries and investments, which generated a net profit of £3 million, after write off of the related net assets.

3 Operating costs
(a) Gross profit analysis:

	2004	2003	2002
	£m	£m	£m

Turnover	6,738	6,441	5,298
Cost of sales	(3,235)	(3,096)	(2,560)

Gross profit	3,503	3,345	2,738

(b) Operating costs analysis:

	2004	2003	2002
	£m	£m	£m

Cost of sales	3,235	3,096	2,560
Distribution costs	437	422	331
Marketing and selling costs	1,324	1,274	957
Administrative expenses	937	950	584

	5,933	5,742	4,432

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting it to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses include the charges made to profit for the amortisation of goodwill and intangibles and the cost of restructuring activities. In addition it includes the cost of information technology, research and development and otherback office functions.

(c) Profit on ordinary activities before taxation is after charging:

	2004	2003	2002
	£m	£m	£m

Depreciation on owned assets	206	212	163
Depreciation on assets under finance leases	9	1	3
Auditors remuneration for audit services	4	4	3
Research and development costs	63	53	32
Maintenance and repairs	85	90	74
Direct advertising and promotional marketing	740	702	547

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	105

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Financial Statements
Notes to the Financial Statements continued

3 Operating costs continued

(c) Profit on ordinary activities before taxation is after charging: continued

Principal auditors’ remuneration	2004	2003
	£m	£m

Audit services	4.2	3.8
Further assurance/audit related services	0.5	0.4
Tax services	1.1	1.7
Other services	–	–

Total	5.8	5.9

Further assurance services primarily relate to the half year review and shareholder/debt circular work.

The nature of tax services comprise corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates. There were no other services in the year.

Amounts payable to Deloitte & Touche LLP (the principal auditor) and their associates by the Group and its UK subsidiary undertakings included above in respect of non-audit services were £1.3 million (2003: £1.4 million; 2002: £1.2 million).

Audit fees paid to the principal auditor include £0.4 million (2003: £0.4 million; 2002: £0.3 million) in respect of the parent company.

Other auditors’ fees	2004	2003
	£m	£m

Audit fees	–	0.4

The policy for approval of non-audit fees is set out on page 29. In addition to the above, the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2004 were £2.6 million (2003: £2.3 million).

(d) Operating exceptional items and goodwill amortisation
In 2004, the Group continued to implement the Fuel for Growth cost initiative, of which a key part was the integration of Adams. In 2003, the Group also undertook a significant reorganisation of the senior management and operational structure.

	2004	2003
	£m	£m

Integrating the Adams acquisition	55	70
Integration of other acquisitions from 2001 and 2002	–	27
Other Fuel for Growth projects in the base business	85	65

Total for Fuel for Growth	140	162
Global management reorganisation/other	–	22

Exceptional restructuring costs	140	184
Write down of Probe asset	31	40

Total operating exceptional items	171	224
Goodwill and intangible amortisation	139	129

Total	310	353

Of this total charge of £171 million (2003: £224 million), £67 million (2003: £115 million) was redundancy related costs, and £37 million (2003: £49 million) was related to asset write offs. The remaining costs consisted of external consultants’ costs, site closure costs, provisions for onerous leases, relocation costs and distribution termination payments.

	2004	2003	2002
	£m	£m	£m

Americas Beverages	26	26	6
Americas Confectionery	41	24	–
EMEA	22	71	17
Europe Beverages	28	19	23
Asia Pacific	18	18	5

	135	158	51
Central	36	66	2

	171	224	53

106	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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There is a detailed regional analysis of the 2004 and 2003 costs and related projects in the Operating and Financial Review within the review of each region, see pages 57 to 61 and pages 64 to 67. The breakdown of the regional costs is provided below.

The 2002 results included £53 million in expenditure on exceptional restructuring activities, £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to ongoing business.

The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million), and the integration of Hollywood into Cadbury France (£10 million). The costs related to these three restructuring schemes were mainly redundancy. The other acquisition restructuring schemes were the integration of Nantucket into Snapple, these costs being a mixture of redundancy and production transfer costs (£5 million), and acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

4 Employees and emoluments

	2004	2003	2002
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	1,018	958	761
Social security costs	135	125	87
Retirement benefit costs (Note 18)	70	66	39

	1,223	1,149	887

	2004	2003

Average employee headcount:
Americas Beverages	6,774	7,020
Americas Confectionery	14,002	13,672
EMEA	21,549	22,611
Europe Beverages	3,019	3,139
Asia Pacific	12,436	12,480
Central	662	612

	58,442	59,534

In 2004, the employee numbers have been restated to present average headcount. In prior years disclosure was made of average full time equivalents.The prior year comparatives have been restated on a consistent basis.

5 Directors’ Remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 33 to 48 in the Report on Directors’ Remuneration.

6 Net interest

	2004	2003	2002
	£m	£m	£m

Bank and other loans not wholly repayable within five years	42	17	6
Bank and other loans wholly repayable within five years	185	162	106
Commercial paper	21	37	16
Finance leases	4	4	1
Bank overdrafts and other short-term borrowings	1	1	8

	253	221	137
Less: Interest on short-term investments	(39)	(55)	(51)

Net interest arising in Group Companies	214	166	86
Share of net interest arising in associates	12	15	20

	226	181	106

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	107

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Financial Statements
Notes to the Financial Statements continued

7 Tax on Profit on Ordinary Activities

	2004	2003	2002
	£m	£m	£m

(Loss)/Profit on ordinary activities before taxation:
UK	(26)	(67)	76
Overseas	668	631	754

	642	564	830

Tax on profit on ordinary activities:
UK:
Corporation tax	16	37	44
Double tax relief	(22)	(35)	(19)
Deferred tax (see Notes 16 and 17)	21	(5)	11
Associated undertaking	3	3	3

	18	–	39

Overseas:
Tax payable (including withholding taxes)	169	192	221
Deferred tax (see Notes 16 and 17)	63	25	22
Associated undertakings	8	6	7

	240	223	250

(Over)/under provision in previous years:
Current tax	(65)	(30)	(23)
Deferred tax (see Notes 16 and 17)	(4)	(20)	(11)

	189	173	255

The Group’s effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) in 2004 was 30.3% compared to 30.5% in 2003 and 30.9% in 2002. Tax relief on exceptional operating items was taken at 20.3% in 2004 compared to 27.1% in 2003 and 29% in 2002.

£nil was payable on the disposal losses in 2004 (2003: £nil) (see Note 2).

The table below reconciles the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2004	2003	2002
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.0
Surplus/(deficit) of book depreciation over tax depreciation	0.9	3.5	0.1
Relief for stocks and investment incentives	(1.6)	(1.0)	(0.5)
Capital items not subject to tax	(1.8)	(2.2)	(1.8)
Non-deductible expenses	1.5	5.6	0.2
Amortisation of intangibles	(3.4)	(2.7)	(3.1)
Losses of current year not relieved	1.5	3.1	0.9
Losses of current and previous years now relieved	(0.7)	(1.0)	–
Differences in overseas tax rates	0.9	(0.2)	3.6
Over provisions in prior years	(10.1)	(5.4)	(2.7)
Tax on dividends remitted from overseas	–	–	1.2
Other	(0.2)	1.0	0.2

Current tax charge as a percentage of profit before tax	17.0	30.7	28.1

The Group expects the underlying effective tax rate including deferred tax charge, and excluding operating and non-operating exceptional items, to increase slightly in 2005.

108	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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8 Dividends

	2004	2003	2002
	£m	£m	£m

Ordinary shares
Interim 3.80p per share paid (2003: 3.65p; 2002: 3.50p)	78	73	70
Final 8.70p per share proposed (2003: 8.35p; 2002: 8.00p)	177	169	160

	255	242	230

The interim dividend was paid on 15 October 2004.

9 Earnings per Ordinary Share
(a) Basic Earnings per Share (EPS)
Basic EPS is calculated on the weighted average of 2,027 million shares (2003: 2,013 million shares; 2002: 2,003 million shares) in issue during the year.

(b) Underlying EPS
The reconciliation between Basic EPS and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

			Earnings			EPS

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	pence	pence	pence

Earnings/Basic EPS	431.0	366.3	548.1	21.3	18.2	27.4
Goodwill/intangibles amortisation	138.9	129.3	63.5	6.8	6.4	3.2
Operating exceptional items	171.4	223.7	53.0	8.4	11.1	2.6
Non-operating exceptional items	(18.8)	4.8	(11.7)	(0.9)	0.3	(0.6)
Effect of tax on above items	(61.2)	(80.7)	(12.8)	(3.0)	(4.0)	(0.6)

Underlying earnings/Underlying EPS	661.3	643.4	640.1	32.6	32.0	32.0

(c) Diluted EPS
Diluted EPS has been calculated based on the Basic EPS Earnings amount above.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2004	2003	2002
	million	million	million

Average shares used in Basic EPS calculation	2.027	2,013	2,003
Dilutive share options outstanding	14	6	14

Shares used in Diluted EPS calculation	2,041	2,019	2,017

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 35 million in 2004 (2003: 77 million; 2002: 41 million), as the exercise price of these share options was below the average share price for the relevant year.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	109

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Financial Statements
Notes to the Financial Statements continued

10 Intangible Assets and Goodwill

			2004

	Goodwill	Intangibles	Total
	£m	£m	£m

Cost at beginning of year	2,636	3,446	6,082
Exchange rate adjustments	(84)	(176)	(260)
Goodwill arising on acquisition of subsidiaries (Note 23)	51	–	51
Transfers arising from finalisation of purchase accounting (Note 23)	6	–	6

Cost at end of year	2,609	3,270	5,879

Amortisation at beginning of year	(252)	(3)	(255)
Amortisation for year	(133)	(6)	(139)

Amortisation at end of year	(385)	(9)	(394)

Net book value at beginning of year	2,384	3,443	5,827

Net book value at end of year	2,224	3,261	5,485

Intangibles relate exclusively to owned brands acquired. Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12(c)).

			2003

	Goodwill	Intangibles	Total
	£m	£m	£m

Cost at beginning of year	1,389	2,656	4,045
Exchange rate adjustments	(137)	(294)	(431)
Goodwill arising on acquisition of subsidiaries (Note 23)	1,464	–	1,464
Intangibles arising on acquisition of brands (Note 23)	–	1,004	1,004
Transfers arising from finalisation of purchase accounting (Note 23)	(80)	80	–

Cost at end of year	2,636	3,446	6,082

Amortisation at beginning of year	(126)	–	(126)
Amortisation for year	(126)	(3)	(129)

Amortisation at end of year	(252)	(3)	(255)

Net book value at beginning of year	1,263	2,656	3,919

Net book value at end of year	2,384	3,443	5,827

110	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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11 Tangible Fixed Assets
(a) Analysis of movements

				2004
				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation at beginning of year	581	2,263	216	3,060
Exchange rate adjustments	(1)	(39)	(3)	(43)
Additions	9	121	160	290
Additions on acquisitions	2	–	–	2
Transfers on completion	6	87	(93)	–
Disposals	(21)	(150)	(1)	(172)
Scrapping of fully depreciated assets	–	(48)	–	(48)
Write-off of IT assets	–	(31)	–	(31)

Cost at end of year	576	2,203	279	3,058

Depreciation at beginning of year	(97)	(1,330)	–	(1,427)
Exchange rate adjustments	1	23	–	24
Depreciation for year	(17)	(198)	–	(215)
Disposals	6	119	–	125
Scrapping of fully depreciated assets	–	48	–	48

Depreciation at end of year	(107)	(1,338)	–	(1,445)

Net book value at beginning of year	484	933	216	1,633

Net book value at end of year	469	865	279	1,613

The value of land not depreciated is £112 million (2003: £121 million; 2002: £100 million).

				2003
				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation at beginning of year	517	2,007	151	2,675
Exchange rate adjustments	14	51	4	69
Additions	16	122	164	302
Additions on acquisitions	31	185	30	246
Transfers on completion	8	124	(132)	–
Disposals	(4)	(99)	(1)	(104)
Scrapping of fully depreciated assets	–	(82)	–	(82)
Disposals of subsidiaries	(1)	(5)	–	(6)
Write-off of IT assets	–	(40)	–	(40)

Cost at end of year	581	2,263	216	3,060

Depreciation at beginning of year	(84)	(1,240)	–	(1,324)
Exchange rate adjustments	1	(51)	–	(50)
Depreciation for year	(16)	(197)	–	(213)
Disposals	2	73	–	75
Scrapping of fully depreciated assets	–	82	–	82
Disposals of subsidiaries	–	3	–	3

Depreciation at end of year	(97)	(1,330)	–	(1,427)

Net book value at beginning of year	433	767	151	1,351

Net book value at end of year	484	933	216	1,633

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	111

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Financial Statements
Notes to the Financial Statements continued

11 Tangible Fixed Assets continued
(a) Analysis of movements continued

				2004
				Company

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation at beginning of year	7	107	57	171
Additions	–	1	17	18
Disposals	–	(12)	–	(12)
Transfers on completion	–	1	(1)	–
Write off of IT assets	–	(31)	–	(31)

At end of year	7	66	73	146

Depreciation at beginning of year	(2)	(23)	–	(25)
Depreciation for year	–	(18)	–	(18)
Disposals	–	12	–	12

At end of year	(2)	(29)	–	(31)

Net book value at beginning of year	5	84	57	146

Net book value at end of year	5	37	73	115

(b) Finance Leases
The net book value of plant and equipment held under finance leases is made up as follows:

		Group

	2004	2003
	£m	£m

Cost	85	89
Less: Accumulated depreciation	(13)	(86)

	72	3

112	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(c) Analysis of land and buildings

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Analysis of net book value:
Freehold	436	455	3	3
Long leasehold	19	22	–	2
Short leasehold	14	7	2	–

	469	484	5	5

Analysis of gross value:
At 1995 valuation
– Existing use	261	261	4	4
– Alternative use	1	1	–	–
At cost	314	319	3	3

	576	581	7	7

The Group properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Land and buildings at cost	206	211	5	5
Accumulated depreciation thereon	(87)	(82)	(2)	(2)

	119	129	3	3

Depreciation charge for the year	7	8	–	–

(d) Capital Commitments
Commitments for capital expenditure contracted for but not provided in the Group Financial Statements at the end of the year were £15 million in 2004 and £9 million in 2003 (£nil for the Company in 2004 and 2003).

12 Investments
(a) Analysis of components

		Group			Company

	2004	2003		2004	2003
		(restated	)		(restated	)
	£m	£m		£m	£m

Shares in associated undertakings
– Listed overseas	27	25		–	–
– Unlisted	164	156		9	9

Total net book value of associates	191	181		9	9
Loans to associated undertakings	133	132		–	–

Investments in associates	324	313		9	9

Shares in subsidiary undertakings	–	–		830	534
Loans to subsidiary undertakings	–	–		4,860	5,643
Other unlisted investments other than loans	11	15		9	–

Investments	11	15		5,699	6,177

Details of the principal subsidiary and associated undertakings are set out in Note 27.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	113

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Financial Statements
Notes to the Financial Statements continued

12 Investments continued
(b) Analysis of movements in associated undertakings

	Listed		Loans to
	overseas	Unlisted	Associates	Total
	£m	£m	£m	£m

Cost/carrying value at beginning of year	16	94	132	242
Exchange rate adjustments	–	(5)	(10)	(15)
Additions	–	7	11	18

Cost/carrying value at end of year	16	96	133	245

Share of reserves at beginning of year	9	62	–	71
Exchange rate adjustments	(1)	(4)	–	(5)
Share of operating profit	8	36	–	44
Share of interest	(1)	(11)	–	(12)
Share of taxation	(2)	(9)	–	(11)
Dividends received	(2)	(6)	–	(8)

Share of reserves at end of year	11	68	–	79

Net book value at beginning of year	25	156	132	313

Net book value at end of year	27	164	133	324

Market value of listed associates (2003: £89 million)	107

The tax liability on disposal of our listed overseas investments would be £nil.

In 2004, the Group increased its investment in its European bottling arrangement (l’Europeenne d’Embouteillage). The investment consisted of a contribution of assets. No change in the percentage ownership arose as a result of this transaction. In addition a £3 million investment was made in other associates.

The historical cost of the Group’s equity investment in DPSUBG is £123 million. The Group held a US$150 million note issued in 1999 by DPSUBG. In December 2003 this note, plus accrued interest, was rolled into a new US$235 million loan note, which earns interest at 7.25% and is settled semi annually by DPSUBG. The Group owns approximately 40% of DPSUBG. The Group earned interest of £9 million (2003: £17 million, 2002: £14 million) from DPSUBG on the outstanding loan notes.

The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular, it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

114	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(c) Additional associated undertaking disclosures The Group’s share in its associated undertakings’ selected profit and loss and balance sheet items is as follows:

	2004	2003	2002
	£m	£m	£m

Turnover	1,537	1,481	1,584

Fixed assets	140	128	129
Current assets	177	150	146
Liabilities due within one year	(221)	(182)	(212)
Liabilities due after one year	(198)	(231)	(241)
Goodwill included in carrying value of associates	293	316	357

Total net book value of associates	191	181	179

The Group’s share in selected profit and loss and balance sheet items for its associated undertaking Camelot is as follows:

	2004	2003	2002
	£m	£m	£m

Turnover	944	910	942
Profit before tax	8	10	11
Tax	(2)	(3)	(3)
Profit after tax	6	7	8

Fixed assets	23	24	20
Current assets	50	45	47
Liabilities less than one year	(61)	(56)	(56)
Liabilities greater than one year	(2)	(3)	(1)

During the year the Group sold beverages concentrate totalling £35 million (2003: £nil, 2002: £nil) and paid bottling fees to an associated undertaking in France totalling £123 million (2003: £55 million, 2002: £47 million). The year end net payable by Group companies was £3 million (2003: £3 million, 2002: £4 million).

The Group sold raw materials of £6 million (2003: £4 million) to an associated undertaking in Japan, and purchased £36 million (2003: £25 million) of finished goods. At year end, the Group had a net payable of £2 million (2003: £5 million).

The Group sold beverages concentrate totalling £285 million (2003: £286 million, 2002: £303 million) and paid bottling fees of £5 million (2003: £6 million, 2002: £12 million) to DPSUBG. The amount owing by DPSUBG at the year end was £23 million (2003: £22 million), and the amount owing to DPSUBG was £9 million (2003: £7 million).

The Group sold no other services in the current year (2003: £nil, 2002: £1 million) to other associates, purchased other services of £6 million (2003: £3 million, 2002: £2 million) from other associates, and had a year end net receivable of £nil (2003: £nil, 2002: £nil) from other associates.

All the above transactions took place in the ordinary course of business.

(d) Analysis of movements – Company

	Shares	Loans	Shares
	in subsidiary	to subsidiary	in associated
	undertakings	undertakings	undertakings
	£m	£m	£m

Cost less amount written off at beginning of year	534	5,643	9
Movements in year	296	(783)	–

Cost less amount written off at end of year	830	4,860	9

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	115

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Financial Statements
Notes to the Financial Statements continued

13 Stocks

		Group

	2004	2003
	£m	£m

Raw materials and consumables	227	202
Work in progress	60	45
Finished goods and goods for resale	421	425

	708	672

There is no material difference between the carrying value and replacement value of stock.

14 Debtors

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Trade debtors	885	904	–	–
Amounts owed by subsidiary undertakings	–	–	52	72
Amounts owed by associated undertakings	34	4	1	1
Interest receivable	–	2	–	–
Other taxes recoverable	48	54	–	–
Tax on profit
– receivable within one year	30	32	82	82
– receivable after more than one year	–	–	17	25
Other debtors
– receivable within one year	85	79	1	2
– receivable after more than one year	67	81	2	3
Prepayments and accrued income	100	146	5	4
Deferred tax recoverable after more than one year	–	–	3	16

	1,249	1,302	163	205

Amounts are receivable within one year unless otherwise indicated.

116	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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15 Creditors other than borrowings

	2004		2003

			Amounts
	Amounts	Amounts	due within	Amounts
	due within	due after	one year	due after
	one year	one year	(restated)	one year
	£m	£m	£m	£m

Group
Trade creditors	583	–	655	–
Amounts owed to associated undertaking	21	–	–	–
Payments on account	14	–	16	–
Interest payable	53	–	59	–
Tax on profit	150	184	181	108
Other taxes and social security costs	111	–	104	–
Accruals and deferred income	491	–	530	–
Government grants	–	1	–	2
Other creditors	280	26	263	13
Proposed dividends
– to ordinary shareholders	177	–	168	–
– to minorities	1	–	1	–

	1,881	211	1,977	123

Company
Amounts owed to subsidiary undertakings	35	–	64	–
Tax on profit	97	5	107	–
Accruals and deferred income	24	–	33	–
Other creditors	34	–	31	–
Proposed dividend to ordinary shareholders	177	–	168	–

	367	5	403	–

16 Provisions for Liabilities and Charges

						Group	Company

					Contractual,
	Deferred	Retirement	Restructuring	Acquisition	legal and
	taxation	benefits	provisions	provisions	other	Total	Total
	£m	£m	£m	£m	£m	£m	£m

At 30 December 2001	262	41	27	20	42	392	–
Exchange rate adjustments	(10)	(1)	–	(1)	–	(12)	–
Profit and loss account	22	15	53	–	(20)	70	2
Utilised in the year	–	(22)	(47)	(4)	(2)	(75)	(1)
Acquisitions/Disposals	(2)	3	–	(3)	–	(2)	–
Transfer from current tax	46	–	–	–	–	46	–

At 29 December 2002	318	36	33	12	20	419	1
Exchange rate adjustments	(8)	–	1	(3)	–	(10)	–
Profit and loss account	20	48	224	–	–	292	20
Cash expenditure	–	(52)	(121)	(5)	(3)	(181)	(9)
Non cash utilisation	(20)	–	(44)	–	–	(64)	–
Acquisitions/Disposals	1	41	–	17	–	59	–
Transfer to current tax	(87)	–	–	–	–	(87)	–

At 28 December 2003	224	73	93	21	17	428	12
Exchange rate adjustments	(7)	(4)	(2)	–	–	(13)	–
Profit and loss account	80	56	171	–	(10)	297	–
Cash expenditure	–	(49)	(165)	(3)	(3)	(220)	(2)
Non cash utilisation	–	–	(37)	–	–	(37)	(10)
Acquisitions/Disposals	(2)	(1)	–	(3)	–	(6)	–
Transfer from/to current tax/other creditors	(99)	(10)	–	–	–	(109)	–

At 2 January 2005	196	65	60	15	4	340	–

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	117

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Financial Statements
Notes to the Financial Statements continued

16 Provisions for Liabilities and Charges continued
A further analysis of the Group and Company deferred taxation provision is given in Note 17. The provisions for retirement benefits primarily relate to pension schemes, details of which are given in Note 18.

The charge to the profit and loss account for restructuring is explained in Note 3. Substantially all of the restructuring provisions at the end of the year are expected to result in cash expenditure in 2005.

Acquisition provisions relate to provisions set up for prior year acquisitions. The expenditure related to these provisions will be utilised over the next few years.

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2005 are not expected to be significant.

17 Deferred Taxation
The analysis of the deferred tax liabilities/(assets) included in the financial statements at the end of the year is as follows:

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Accelerated capital allowances	54	64	(3)	(9)
Intangibles timing differences	149	111	–	–
Other timing differences	(7)	49	–	(7)

	196	224	(3)	(16)

Gross deferred tax assets at year end are £17 million (2003: £20 million). The Company deferred tax asset is included in debtors (see Note 14).

The Group has unrecognised deferred tax liabilities on property revaluations of £5 million (2003: £5 million). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2003: £1 million).

To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for other unremitted earnings since these amounts are considered permanently reinvested by subsidiary undertakings and in the case of associated undertakings the taxes would not be material. Distributable earnings retained by overseas subsidiary undertakings and the principal associated undertakings totalled approximately £3.9 billion at 2 January 2005. The remittance of these amounts would incur tax at varying rates depending on available foreign tax credits.

Tax losses carried forward as at 2 January 2005 for offset against future earnings of overseas companies were approximately £136 million (2003: £119 million). The utilisation of these losses is dependent upon the level of future earnings and other limiting factors within the countries concerned. Tax losses totalling £33 million have expiration periods in 2005 and 2006, tax losses of £62 million expire between 2007 and 2016 and tax losses totalling £41 million have no expiry date.

Other than £12 million in 2004 (2003: £4 million), deferred tax has not been recognised on these tax losses as in the opinion of the Directors it is unlikely that these losses will be recovered in the foreseeable future.

118	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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18 Pension Arrangements and other Post-Retirement Benefits
General and SSAP24 disclosures
The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations. Costs are normally spread as a percentage of payroll.

There are also some defined contribution type schemes with benefits based on contributions to the fund.

In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

The major scheme is the Cadbury Schweppes Pension Fund in the UK for which the last full valuation was carried out as at 5 April 2002 on the projected unit method when the market value of the assets was £1,349 million. The level of funding on the assumptions shown below, which were determined by reference to investment conditions at the valuation date, was 115%.

The principal long term assumptions used for the actuarial valuation were as follows:

Rate of return on investments	6.25%
Earnings increases	4.50%
Pensions increases	2.50%

Credit for the estimated surplus has been spread over the remaining service lives of the existing employees and the net pension cost was 10% of pensionable payroll throughout 2004.

The dates of the latest actuarial reviews of the main schemes for the principal overseas subsidiaries were: Ireland: December 2002, USA: September 2003, Australia: June 2003, Canada: December 2003 and South Africa: April 2003. The aggregate market value of assets in these schemes at their review date was approximately £380 million.

Analysis of Group pension and other post-retirement costs charged are set out below:

	2004	2003	2002
	£m	£m	£m

UK schemes	20	17	13
Overseas schemes	32	23	14
Defined contribution schemes	18	18	12

	70	58	39

Overseas defined benefit schemes costs charged to exceptional restructuring costs	4	8	–

	74	66	39

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	119

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Financial Statements
Notes to the Financial Statements continued

18 Pension Arrangements and other Post-Retirement Benefits continued
FRS 17 Retirement Benefits disclosures
Additional disclosures regarding the Group’s defined benefit pension schemes and post-retirement medical benefit schemes are required under the transitional provisions of FRS 17 “Retirement Benefits”, and these are set out below.

The additional disclosures required by FRS 17 are as follows:

	2004	2004	2003	2003	2002
	%	%	%	%	%
	UK	Other	UK	Other	All
	Schemes	Schemes	Schemes	Schemes	Schemes

Main financial assumptions as at year end
Rate of increase in salaries	4.5	4.0–4.25	4.5	4.0–4.5	3.4–4.5
Rate of increase in pensions in payment*	2.7	2.25	2.5	2.25	2.25
Rate of increase for deferred pensioners*	2.7	2.25	2.5	2.25	2.25
Discount rate for scheme liabilities	5.3	4.75–5.75	5.5	5.5–6.0	5.5–6.5
Inflation	2.7	2.25–2.5	2.5	2.25–2.5	2.25–2.5
Medical cost inflation	5.3	5.0–10.0	5.0	5.0–11.0	5.0–11.0

*Guaranteed pension increases only apply to the UK and Irish pension schemes.

If FRS 17 had been adopted, on the basis of the above assumptions, the amounts that would have been charged to the Group Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 2 January 2005 for pension schemes, and post retirement medical benefits, are set out below:

	2004	2004	2004	2004	2003
	£m	£m	£m	£m	£m
			Post-
	UK	Overseas	retirement	Total	Total
	pension	pension	medical	All	All
	schemes	schemes	benefits	schemes	schemes

Operating profit
Current service cost	(41)	(25)	(1)	(67)	(60)
Past service cost	–	(1)	1	–	(1)

Total operating charge	(41)	(26)	–	(67)	(61)

Interest income
Expected return on post employment scheme assets	97	29	–	126	115
Interest on post employment plan liabilities	(84)	(32)	(2)	(118)	(107)

Net credit/(charge) to interest income	13	(3)	(2)	8	8

Charge before taxation	(28)	(29)	(2)	(59)	(53)

Statement of total recognised gains and losses

Actual return less expected return on the scheme assets	63	6	–	69	133
Experience gains/(losses) arising on the scheme liabilities	(22)	1	3	(18)	(35)
Changes in assumptions underlying the present value of
the scheme liabilities – current year	(53)	(41)	1	(93)	(57)
Changes in assumptions underlying the present value of
the scheme liabilities – prior year	(34)	–	–	(34)	–

Actuarial gain/(loss) recognised in statement of total
recognised gains and losses	(46)	(34)	4	(76)	41
Notional deferred tax asset/(provision) movement	14	10	(1)	23	(16)

Net actuarial gain/(loss) recognised in statement of total
recognised gains and losses	(32)	(24)	3	(53)	25

120	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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History of experience gains and losses on pension schemes and post-retirement medical benefits:

	2004		2003		2002

Difference between the expected and actual return on scheme assets:
Amount	£69m		£133m		(£355m	)
Percentage of scheme assets	4%		8%		24%

Experience gains and losses on scheme liabilities:
Amount	(£18m	)	(£35m	)	(£23m	)
Percentage of the present value of scheme liabilities:	1%		2%		1%

Total actuarial (loss)/gain recognised in the statement of total recognised gains and losses
Amount	(£76m	)	£41m		(£503m	)
Percentage of the present value of scheme liabilities:	3%		2%		27%

The market value of the assets and liabilities of the defined benefit scheme and post-retirement medical benefit schemes as at 2 January 2005 are as follows:

					Post-
			UK	Overseas	retirement
	UK	Overseas	pension	pension	medical	Total
	schemes	schemes	schemes	schemes	benefits	All
	rate of return	rate of return	Market value	Market value	Market value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	6.9–8.5	965	284	2	1,251
Bonds	4.8	4.1–5.5	376	86	1	463
Property	6.7	5.7	110	27	–	137
Other	4.0	3.25	14	25	–	39

			1,465	422	3	1,890
Present value of scheme liabilities			(1,703)	(626)	(32)	(2,361)

Deficit in the schemes before deferred tax			(238)	(204)	(29)	(471)
Notional deferred tax asset			71	51	7	129

Net liability			(167)	(153)	(22)	(342)

All schemes were in a net liability position for all periods presented.

The employer’s cash contribution rate for the main UK scheme was 10% of pensionable earnings over each of 2002, 2003 and 2004. This contribution rate will be reviewed at the next actuarial valuation of the scheme, which is currently expected to be as at 5 April 2005. The agreed contribution rates for the other schemes vary depending on the scheme.

The market value of the assets and liabilities of the defined benefit scheme and post-retirement medical benefit schemes as at 28 December 2003 are as follows:

					Post-
			UK	Overseas	retirement
	UK	Overseas	pension	pension	medical	Total
	schemes	schemes	schemes	schemes	benefits	All
	rate of return	rate of return	Market value	Market value	Market value	schemes
	%	%	£m	£m	£m	£m

Equities	8.1	7.0–9.0	952	247	1	1,200
Bonds	5.1	4.5–5.5	286	82	1	369
Property	6.7	5.7–7.0	96	24	–	120
Other	3.8	3.25–4.0	13	38	–	51

			1,347	391	2	1,740
Present value of scheme liabilities			(1,525)	(566)	(35)	(2,126)

Deficit in the schemes before deferred tax			(178)	(175)	(33)	(386)
Notional deferred tax asset			54	55	9	118

Net liability			(124)	(120)	(24)	(268)

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	121

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Financial Statements
Notes to the Financial Statements continued

18	Pension Arrangements and other Post-Retirement Benefits continued
The market value of the assets and liabilities, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 29 December 2002 were as follows:

			Post-
		Defined	retirement
	Expected	benefit	medical	Total
	long-term	schemes	benefits	All
	rate of return	Market value	Market value	schemes
	%	£m	£m	£m

Equities	7.0–11.0	965	1	966
Bonds	4.8–7.0	328	1	329
Property	6.0–8.0	115	–	115
Other	3.0–4.5	54	–	54

		1,462	2	1,464
Present value of scheme liabilities		(1,837)	(14)	(1,851)

Deficit in the schemes before deferred tax		(375)	(12)	(387)
Notional deferred tax asset		117	4	121

Net liability		(258)	(8)	(266)

Reconciliation of surplus/(deficit) on defined benefit schemes and post-retirement medical benefits during 2002 to 2004:

	Post-retirement	All pension
	medical benefits	schemes	Total
	£m	£m	£m

(Deficit)/surplus in schemes at 30 December 2001	(10)	101	91
Movement in year:
Current service cost	–	(44)	(44)
Past service cost	–	(2)	(2)
Interest income/(expense)	(1)	29	28
Contributions	1	35	36
Liabilities acquired on acquisition	–	(4)	(4)
Actuarial loss	(3)	(500)	(503)
Exchange gain	1	10	11

Deficit in schemes at 29 December 2002 as previously disclosed	(12)	(375)	(387)

Schemes not previously disclosed	(7)	3	(4)

	(19)	(372)	(391)
Movement in year:
Current service cost	(2)	(58)	(60)
Past service cost	(1)	–	(1)
Interest income/(expense)	(2)	10	8
Contributions	1	50	51
Liabilities acquired on acquisition	(11)	(30)	(41)
Actuarial gain	1	40	41
Exchange gain	–	7	7

Deficit in schemes at 28 December 2003	(33)	(353)	(386)

Schemes not previously disclosed	–	(8)	(8)

	(33)	(361)	(394)
Movement in year:
Current service cost	(1)	(66)	(67)
Past service cost	1	(1)	–
Interest income/(expense)	(2)	11	9
Contributions	2	51	53
Actuarial gain/(loss)	4	(80)	(76)
Exchange gain	–	4	4

Deficit in schemes at 2 January 2005	(29)	(442)	(471)

122	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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The analysis of reserves that would have arisen if FRS 17 had been fully implemented is as follows:

	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m

Profit and loss reserve excluding retirement benefits liability	1,554	1,545	1,600
Amount relating to retirement benefits liability net of related deferred tax asset	(342)	(268)	(266)

Profit and loss reserve	1,212	1,277	1,334

The analysis of net assets that would have arisen if FRS 17 had been fully implemented is as follows:

Net assets excluding retirement benefits liability	3,153	3,096	3,147
Amount relating to retirement benefits liability net of related deferred tax asset	(342)	(268)	(266)

Net assets including retirement benefits liability	2,811	2,828	2,881

19	Borrowings
(a)	Analysis of net borrowings

	2004	2003
	£m	£m

Net cash:
Cash at bank and in hand	201	191
Bank overdrafts	(41)	(31)

	160	160
Liquid resources	145	242
Other short-term borrowings	(589)	(1,038)
Long-term borrowings	(3,586)	(3,575)

	(3,870)	(4,211)

(b)	Reconciliation of net debt

		Liquid		Total net
	Net cash	resources	Borrowings	borrowings
	£m	£m	£m	£m

At 30 December 2001	107	323	(2,067)	(1,637)
Cash flow for the year	29	(22)	(277)	(270)
Assumed on acquisition	–	–	(22)	(22)
Accretion of interest	–	–	(6)	(6)
Exchange rate adjustments	1	(4)	92	89

At 29 December 2002	137	297	(2,280)	(1,846)
Cash Flow for the year	5	(52)	(2,517)	(2,564)
Assumed on acquisition	13	–	(11)	2
Amortisation of prepaid fees	–	–	(7)	(7)
Exchange rate adjustments	5	(3)	202	204

At 28 December 2003	160	242	(4,613)	(4,211)
Cash flow for the year	1	(96)	327	232
Assumed on acquisition	–	–	(10)	(10)
Accretion of interest	–	–	(6)	(6)
Exchange rate adjustments	(1)	(1)	127	125

At 2 January 2005	160	145	(4,175)	(3,870)

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	123

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Financial Statements
Notes to the Financial Statements continued

19	Borrowings continued
(c)	Detailed analysis of borrowings

		2004		2003
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Secured
Bank overdrafts	1	–	1	–

		2004		2003
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Unsecured
4.5% CAD Notes due 2005	44	–	–	43
7.75% USD Notes due 2005	156	–	–	169
5.75% USD Notes due 2006	–	260	–	280
5.75% GBP Notes due 2006	–	249	–	249
5.0% USD Notes due 2007	–	156	–	168
EUR Floating Rate Notes due 2007	–	424	–	–
4.9% CAD Notes due 2008	–	141	–	139
3.875% USD Notes due 2008	–	518	–	558
4.25% EUR Notes due 2009	–	424	–	–
4.875% GBP Notes due 2010	–	399	–	399
5.125% USD Notes due 2013	–	517	–	556
Other Notes (maturity dates 2005-2009)	52	253	227	275
Commercial Paper	240	–	725	–
Bank Loans in Foreign Currencies	59	178	49	719
Bank Overdrafts	41	–	30	–
Other Loans	16	2	33	9
Obligations Under Finance Leases (see Note 24)	21	65	4	11

	629	3,586	1,069	3,575

The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained in Note 20(b).

		2004		2003
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Company
Unsecured
Loan notes	–	–	3	–
Loans from subsidiary undertakings	2,587	899	2,792	987
Bank overdraft	2	–	18	–

	2,589	899	2,813	987

The Group’s borrowings limit at 2 January 2005 calculated in accordance with the Articles of Association was £11,315 million.

The security, for the borrowings shown above as secured, is by way of charges on the properties of the Group companies concerned. At 2 January 2005, the book value of assets pledged as collateral for secured loans was £1 million (2003: £4 million).

The total borrowings shown in the above table includes £18 million of net discounts and issuance fees which will be amortised to the profit and loss account over the life of the debt.

124	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Notes and Commercial Paper which have been swapped into another currency are presented at the swapped value. The commercial paper is short term unsecured debt which is issued in a variety of currencies.

The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option.

Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.3% (2003: 2.8%). The amount of non-interest bearing loans is negligible.

(d) Maturities of Borrowings Repayments fall due in the following periods:

								Group

		Bank loans and		Finance		Other
		overdrafts		leases		borrowings		Total

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Within one year or on demand	101	80	20	4	509	985	630	1,069
Between one and two years	152	551	21	4	640	221	813	776
Between two and three years	26	–	22	3	662	710	710	713
Between three and four years	–	168	21	2	689	229	710	399
Between four and five years	–	–	1	1	434	730	435	731
After five years	–	–	1	1	917	955	918	956

	279	799	86	15	3,851	3,830	4,216	4,644

		Company
		Total borrowings

	2004	2003
	£m	£m

Within one year or on demand	2,589	2,813
Between one and two years	–	–
Between two and five years	211	227
After five years	688	760

	3,488	3,800

		Group		Company

	2004	2003	2004	2003
Analysis of long-term borrowings	£m	£m	£m	£m

Borrowings repayable by instalments:
Within five years	92	28	–	–
After five years	1	1	–	–

	93	29	–	–
Borrowings wholly repayable after five years	917	955	688	760

	1,010	984	688	760

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	125

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Financial Statements
Notes to the Financial Statements continued

19 Borrowings continued (e) Borrowing facilities At 2 January 2005, the Group had undrawn committed borrowing facilities analysed as follows:

	2004	2003	2004	2003	2004	2003

				Expiring
		Expiring		between		Extending
		within		one and		beyond
		one year		two years		two years
	£m	£m	£m	£m	£m	£m

Revolving Credit Facility	–	–	–	115	1,042	1,264
Commercial paper back-up facilities	31	46		–		–

The Revolving Credit Facility is for USD2,000 million (£1,042 million) expiring in December 2007. The margins payable on drawings under this facility are between 0.5% and 0.65% per annum and commitment fees on undrawn amounts are between 0.2% and 0.26% per annum.

The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each half year and full year will be no less than 3.5:1 for the period of approximately twelve months ending on the last day of the end of each half year and full year. The Group is currently in compliance with this covenant. For the 2004 financial year end the ratio was 6.2 times.

These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. There are in addition other uncommitted facilities available to the Group.

20 Derivatives and other Financial Instruments
(a) Treasury Risk Management
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and internal audit.

Substantially all financial instruments hedge for UK GAAP purposes specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

Liquidity Risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years.

126	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year.

This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps. The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

Commodity Risk
In respect of commodities the Group enters into forward and future contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these forward contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of only selecting counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

(b) Interest rate and currency of borrowings
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

At 2 January 2005:

			Cash	Effect of	2004
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	333	410	(96)	561	1,208
Euro	327	653	(65)	(298)	617
US Dollar Bloc	14	2,066	(42)	(99)	1,939
Australia/New Zealand Dollars	47	139	(24)	(4)	158
Others	216	11	(119)	(160)	(52)

	937	3,279	(346)	–	3,870

At 28 December 2003:

			Cash	Effect of	2003
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	256	410	(206)	659	1,119
Euro	979	158	(59)	(493)	585
US Dollar Bloc	94	2,309	(39)	(9)	2,355
Australia/New Zealand Dollars	109	96	(33)	61	233
Others	231	2	(96)	(218)	(81)

	1,669	2,975	(433)	–	4,211

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and liquid resources, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	127

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Financial Statements
Notes to the Financial Statements continued

20 Derivatives and other Financial Instruments continued
Further analysis of the Group’s fixed rate borrowings was as follows:
At 2 January 2005:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	660	(250)	410	5.0	4.8
Euro	457	196	653	4.2	3.9
US Dollar Bloc	1,819	247	2,066	4.9	4.3
Australia/New Zealand Dollars	4	135	139	5.5	1.5
Others	161	(150)	11	0.9	4.2

	3,101	178	3,279	4.8	4.2

At 28 December 2003:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	660	(250)	410	5.0	5.9
Euro	10	148	158	5.1	3.2
US Dollar Bloc	1,942	367	2,309	4.9	5.2
Australia/New Zealand Dollars	4	92	96	5.3	2.2
Others	157	(155)	2	11.0	0.6

	2,773	202	2,975	4.9	5.1

(c) Other financial assets and liabilities
As permitted by FRS 13, short-term debtors and creditors have been excluded from this disclosure and the fair value table in Note 20(f).

The currency mix of other financial assets and liabilities was as follows:

	Other	financial liabilities	Other	financial liabilities

	2004	2003	2004	2003
	£m	£m	£m	£m

Currency
Sterling	7	12	1	17
Euro	1	1	12	7
US Dollar Bloc	63	71	15	22
Australian/New Zealand Dollars	–	2	13	–
Others	7	10	5	5

	78	96	46	51

128	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Maturity of other financial liabilities

	2004	2003
	£m	£m

Amounts falling due in the following periods:
Within one year or on demand	13	24
Between one and two years	27	21
Between two and five years	1	4
After five years	5	2

	46	51

The financial assets and liabilities in the above table were all non-interest-bearing.

(d) Currency analysis of net assets
As explained in the Operating and Financial Review, where practicable it is the Group’s policy to hedge all exposure to monetary assets and liabilities fully.

Foreign currency assets and liabilities do not generate any material gain or loss in the profit and loss account. This is either because they are denominated in the functional currency of the operating company in which they arise, or have been hedged into that currency, or because they qualify under SSAP 20.

The Group’s borrowings and net assets by currency at 2 January 2005 were as follows:

	2004			2003

	Net	Net		Net	Net
	assets by	external		assets by	external
	currency of	borrowings	Net	currency of	borrowings	Net
	operations (a)	by currency	investments	operations (a)	by currency	investments
	£m	£m	£m	£m	£m	£m

Sterling	142	(1,208)	(1,066)	231	(1,119)	(888)
Euro	1,393	(617)	776	1,283	(585)	698
US Dollar Bloc	3,545	(1,939)	1,606	3,862	(2,355)	1,507
Australia/New Zealand Dollars	283	(158)	125	373	(233)	140
Others	1,525	52	1,577	1,430	81	1,511

	6,888	(3,870)	3,018	7,179	(4,211)	2,968

(a) Net assets as stated exclude net borrowings and include equity minority interests.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	129

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Financial Statements
Notes to the Financial Statements continued

20 Derivatives and other Financial Instruments continued
(e) Interest Rate Risk Management
The Group uses a combination of long-term and short-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. The aggregate currency impact of these swaps is shown in Note 20(b) above. Details of the fixed rate element of the swap portfolio are shown in the table below:

Analysis of Derivative Instruments

		Weighted	Weighted
		average	average
	Notional	interest	remaining	Final
	principal	rate	maturity	maturity
	£m	%	Years	Year

Currency Instrument
Sterling:
Receive Fixed	250	4.94	3.5	2006-2010
Euro:
Receive Fixed	104	3.60	0.9	2005-2007
Pay Fixed	299	5.14	4.8	2005-2009
US Dollar:
Receive Fixed	1,094	3.63	2.4	2005-2008
Pay Fixed	1,354	3.74	2.7	2005-2008
Other:
Receive Fixed	167	2.13	2.0	2005-2008
Pay Fixed	139	5.17	1.5	2005-2007
Forward Start Pay Fixed (2005-06)	76	5.51	0.7	2006-2007

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three month or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.59%.

The differential to be paid or received on swap agreements is accrued as interest rates change and is recognised within net interest expense over the lives of the respective agreements. Any net asset or liability arising on conversion into sterling of the principal amounts of cross currency swaps is included on the Balance Sheet (see Note 19).

In addition to the above, the Group also has in place a number of cross-currency swaps which effectively swap floating rate Medium Term Note funding from Hong Kong Dollars and Japanese Yen (with a value of £39 million) to three month floating rate US Dollar LIBOR plus an average margin of 0.01%.

(f) Fair values of financial instruments
The comparison of book and fair values of all the Group's financial instruments is set out below. The estimated fair value of cash at bank and in hand approximates its carrying value due to its short maturity.

The fair value of liquid resources approximates their carrying values due to their short maturities.

The fair values of debt are based on, where available, market values. In the absence of market values they have been calculated by discounting cash flows at prevailing interest and exchange rates.

The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated, taking into account prevailing interest and exchange rates.

130	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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The fair values of the quarterly income preference securities are based on market values.

		2004		2003
	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash at bank and in hand	201	201	191	191
Liquid resources	145	145	242	242
Debt	(4,209)	(4,254)	(4,637)	(4,669)
Derivatives to manage interest rate and currency of borrowings	(7)	(40)	(7)	(37)

Net borrowings	(3,870)	(3,948)	(4,211)	(4,273)

Quarterly Income Preferred Securities (see Note 22)	(208)	(219)	(225)	(231)

Derivatives relating to net borrowings
Assets:
Currency and interest rate swaps	26	29	20	25
Interest rate swaps	–	6	–	7
Liabilities:
Currency and interest rate swaps	(37)	(34)	(22)	(1)
Interest rate swaps	–	(31)	–	(57)
Other assets
Currency exchange contracts	43	23	12	18
Commodity contracts (excluding cocoa)	–	5	–	1
Other financial assets	78	78	96	96
Other liabilities
Currency exchange contracts	(39)	(33)	(17)	(29)
Commodity contracts (excluding cocoa)	–	–	–	(1)
Other financial liabilities	(45)	(45)	(51)	(51)

Disclosures about the fair value of cocoa futures contracts have not been made because, in the Directors’ opinion, such disclosure would be seriously prejudicial to the interests of the Group given the Group’s significant participation in the cocoa futures market.

(g) Hedges of future transactions
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the exposure that is being hedged is itself recognised. An analysis of these unrecognised gains and losses is as follows:

			Total net
			gains/
	Gains	Losses	(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges at 28 December 2003	40	(70)	(30)
Gains and losses arising before 28 December 2003 that were recognised in 2004	26	(32)	(6)

Gains and losses arising before 28 December 2003 that were
not recognised in 2004	14	(38)	(24)
Gains and losses arising in 2004 that were not recognised in 2004	17	(27)	(10)

Unrecognised gains and losses on hedges at 2 January 2005	31	(65)	(34)

Of which:
Gains and losses expected to be recognised in 2005	27	(48)	(21)
Gains and losses expected to be recognised in 2006 or later	4	(17)	(13)

The Group held contracts to exchange the following foreign currency amounts:

		Contract Amount

	2004	2003
	£m	£m

Contracts to sell foreign currency against sterling	322	327
Contracts to purchase foreign currency against sterling	642	787
Contracts to sell/purchase foreign currency against other foreign currency	548	303

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	131

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Financial Statements
Notes to the Financial Statements continued

21 Capital and Reserves
(a) Share Capital of Cadbury Schweppes plc

	2004	2003
	£m	£m

Authorised Share Capital:
Attributable to equity interests:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Attributable to equity interests:
Ordinary shares (2,072 million of 12.5p each) (2003: 2,064 million)	259	258

(b) Ordinary Shares
During the year 8,466,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £1.1 million.
There were no other changes in the issued ordinary share capital of the Company during 2004.

During 2003, 7,088,363 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £0.9 million.
There were no other changes in the issued ordinary share capital of the Company during 2003.

During 2002, 9,718,573 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £1.2 million.
There were no other changes in the issued ordinary share capital of the Company during 2003.

(c) Movements on capital and reserves – Group

				Capital	Own shares
	Share	Share	Revaluation	redemption	reserve	Retained
	capital	premium	reserve	reserve	(restated)	profits	Total
	£m	£m	£m	£m	£m	£m	£m

At 30 December 2001 (as previously stated)	256	1,019	59	90	–	1,456	2,880
Prior year adjustment – UITF38	–	–	–	–	(191)	–	(191)

At 30 December 2001 (as restated)	256	1,019	59	90	(191)	1,456	2,689
Exchange rate adjustments	–	–	–	–	–	(217)	(217)
Movement in own share reserve	–	–	–	–	16	–	16
Shares issued for cash	1	31	–	–	–	(6)	26
Write back goodwill previously written off to reserves	–	–	–	–	–	13	13
Retained profit for year	–	–	–	–	–	318	318

At 29 December 2002	257	1,050	59	90	(175)	1,564	2,845
Exchange rate adjustments	–	–	–	–	–	(213)	(213)
Movement in own share reserve	–	–	–	–	5	–	5
Shares issued for cash	1	21	–	–	–	(3)	19
Retained profit for year	–	–	–	–	–	124	124

At 28 December 2003	258	1,071	59	90	(170)	1,472	2,780
Exchange rate adjustments	–	–	–	–	–	(156)	(156)
Movement in own share reserve	–	–	–	–	34	–	34
Shares issued for cash	1	27	–	–	–	(3)	25
Retained profit for year	–	–	–	–	–	176	176

At 2 January 2005	259	1,098	59	90	(136)	1,489	2,859

The historical cost profit for the financial year was £431 million (2003: £366 million; 2002: £548 million) and the historical cost retained profit was £176 million (2003: £124 million; 2002: £318 million).

The gain on translation of long-term foreign currency borrowings by UK companies was £39 million (2003: £79 million; 2002: £89 million) all of which was taken to reserves since these borrowings were used to hedge assets and liabilities in the same currencies.

132	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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During 2004, the Company held 39 million shares (2003: 49 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans.

During 2004, the Company received £28 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £25 million to the Company for the issue of these shares and the balance of £3 million comprised contributions from an employee share trust funded by subsidiary undertakings.

Total goodwill written off to reserves on businesses continuing within the Group amounts to £1,749 million, of which £1,668 million has been written off since 3 January 1988. This goodwill is required to be charged to the profit and loss account if the business to which it relates is sold in the future.

(d) Movements on capital and reserves – Company

				Capital		Retained
	Share	Share	Revaluation	redemption		profits
	capital	premium	reserve	reserve	Other	(restated)	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of year (as previously stated)	258	1,071	1	90	925	143	2,488
Prior year adjustment – UITF38	–	–	–	–	–	(166)	(166)

At beginning of year (as restated)	258	1,071	1	90	925	(23)	2,322
Shares issued for cash	1	27	–	–	–	–	28
Retained loss for year	–	–	–	–	–	(255)	(255)
Own shares movement	–	–	–	–	–	31	31
Other movements	–	–	–	–	32	(32)	–
Reserves transfer					(423)	423	–

At end of year	259	1,098	1	90	534	144	2,126

The profit for the financial year for the Company was £nil million (2003: £21 million; 2002: £116 million). The historical cost profit for the financial year for the Company was £nil million (2003: £21 million; 2002: £116 million).

The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.

The total recognised gains and losses for the Company are the same as the profit for the financial year. The net decrease in shareholders’ funds was £196 million.

22 Minority Interests

		Equity		Non-Equity

	2004	2003	2004	2003
	£m	£m	£m	£m

At beginning of year	18	16	225	250
Exchange rate adjustments	(1)	(1)	(16)	(25)
Share of profit after tax	4	4	18	21
Dividends declared	–	–	(19)	(21)
Purchase of shares from minorities	–	(1)	–	–

At end of year	21	18	208	225

On 12 April 1995 Cadbury Schweppes Delaware LP, a wholly owned subsidiary, issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. Distributions on the QUIPS are cumulative and payable at the annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS are not subject to mandatory redemption, but have been repayable solely at the issuer’s option, in whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. These securities are traded on the New York Stock Exchange.

The Company has fully and unconditionally guaranteed any distributions declared by Cadbury Schweppes Delaware LP to the holders of the QUIPS. In the event that dividends to the holders of the QUIPS are in arrears, the Company would be unable to declare a dividend on its ordinary share capital until such time as the outstanding dividends to the holders of the QUIPS have been satisfied in full.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	133

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Financial Statements
Notes to the Financial Statements continued

23 Acquisitions
2004 Acquisitions
On 11 March 2004, the Company completed the acquisition of the entire Adams business in China from Pfizer Inc. This followed the 2003 acquisition of the Adams Confectionery business from Pfizer Inc in all jurisdictions except China. On 31 October 2004, the Company acquired the rights to produce and distribute Orangina for a number of additional countries, the most significant of which were the UK, Algeria and Croatia.

The total consideration paid (including acquisition costs) amounted to £48 million, on which goodwill of £57 million arose. In addition a payment of £11 million of non-conditional deferred consideration was paid in respect of an acquisition made in a prior period. This payment had no impact on goodwill. All acquisitions in the year have been treated as acquisitions for accounting purposes.

A summary of the net assets and liabilities arising on acquisitions during 2004 is set out below:

	All acquisitions

		Provisional
	Local book	fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible fixed assets	–	–	–
Tangible fixed assets	18	(16)	2
Stocks	1	–	1
Debtors	1	(7)	(6)
Creditors	13	(2)	11
Other	(13)	6	(7)

	20	(19)	1

Goodwill			57

			58

Cash consideration			47
Transaction costs			1
Deferred consideration			11

Cash paid			59
Net cash acquired			(1)

Net cash paid			58

Included in the above table is the finalisation of fair value adjustments in respect of the 2003 acquisition of Adams. The impact on goodwill arising from these adjustments amounts to £4 million. In addition the finalisation of fair value adjustment in respect of other 2003 acquisitions amounts to £2 million. The adjustments primarily relate to property related fair value adjustments and the alignment of accounting policies for certain debtor balances.

Of the £15 million of provisional fair value adjustments noted above the principal adjustments related to the revaluation of tangible fixed assets to reflect the market value of the production facilities and plant and machinery acquired in the Adams China acquisition.

The current year acquisitions contributed £3 million of turnover and £nil to Group operating profit to the Group’s results in 2004.

134	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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2003 Acquisitions
Summary
On 30 March 2003, the Group acquired the Adams Confectionery business (other than in China) from Pfizer Inc. for a total consideration of £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. The intangible that arose on this acquisition was £2,435 million and this has been split between brands (£1,004 million), and goodwill (£1,431 million).

The acquisition of Adams was a major strategic step for Cadbury Schweppes for the following reasons:
•	The Group has scale presence across the entire confectionery market (chocolate, sugar and gum)
•	Adams has increased the Group’s exposure significantly to higher growth categories
•	Adams has given the Group strong positions and routes to market in new geographies (notably in the US and Latin America)
•	The acquisition provides significant value creation opportunities.

During 2003 the Group also acquired The Natural Confectionery Company, an Australian confectionery company as well as two smaller acquisitions for a combined total consideration of £44 million. Goodwill of £38 million arose on these acquisitions.

All transactions in the year have been treated as acquisitions for accounting purposes.

Adams disclosures
From the date of the acquisition to 28 December 2003, Adams contributed £865 million to turnover, £95 million to underlying operating profit (operating profit before exceptional restructuring costs, and goodwill/intangibles amortisation), and £1 million loss before exceptional restructuring costs, and goodwill/intangibles amortisation, but after interest. Adams contributed £153 million to the Group’s cash flow from operating activities, paid £2 million in respect of interest, £19 million in respect of taxation and spent £35 million on capital expenditure.

An amount of £70 million has been charged as exceptional restructuring costs in respect of costs incurred in reorganising, restructuring and integrating Adams in the period from 30 March 2003 to 28 December 2003.

The goodwill arising on the Adams acquisitions in the USA, Canada, Japan and the UK is deductable for tax purposes.

In its last financial year to 31 December 2002, Adams unaudited estimated profit after tax and minority interest was £93 million.

For the period since 31 December 2002, to the date of acquisition, Adams unaudited results were estimated to be:

£m

Turnover	248
Operating Costs	(231)

Operating Profit	17

The Adams acquisition involved the purchase of a division of Pfizer Inc. This involved the acquisition of operations in over 35 countries and these were a mixture of share and asset purchases. It is therefore not possible to allocate any items below operating profit to the Adams management accounts for this period.

The statement of total recognised gains and losses for the nine months to December 2003 for Adams is as follows:

£m

Loss for the Financial Period	(48)
Net currency translation differences	(262)

Total recognised gains and losses relating to the period	(310)

Not included in the table above are exchange gains on the borrowings used to finance Adams of £194 million.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	135

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Financial Statements
Notes to the Financial Statements continued

23 Acquisitions continued
A summary of net assets and liabilities arising on acquisitions during 2003 is set out below:

	Adams			All other acquisitions

		Provisional
		fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value
	£m	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	1,004	1,004	–	80	80	1,084
Tangible fixed assets	238	6	244	4	(2)	2	246
Stocks	113	(2)	111	1	–	1	112
Debtors	177	–	177	2	(1)	1	178
Creditors	(175)	(3)	(178)	2	–	2	(176)
Retirement benefits	–	(41)	(41)	–	–	–	(41)
Acquisition provisions	–	(17)	(17)	–	–	–	(17)
Other	(23)	4	(19)	5	–	5	(14)
Minority interests	–	–	–	1	–	1	1

	330	951	1,281	15	77	92	1,373

Goodwill			1,431			(47)	1,384

			2,712			45	2,757

Cash consideration							2,738
Transaction costs							32

Cash paid							2,770
Net cash acquired							(13)

Net cash paid							2,757

In 2003 Cadbury Schweppes finalised the provisional fair value adjustments relating to acquisitions made in 2002, and settled the working capital payment from two earlier acquisitions. Therefore included in the above table is a net adjustment of £5 million relating to these adjustments which decreased goodwill on acquisition.

Of the provisional fair value adjustments noted above the principal adjustments noted were:

The value of brands acquired with the acquisitions in the year have been recognised as a separate intangible fixed asset. The Group has also completed the valuation of intangible arising from some 2002 acquisitions (mainly Dandy). This has led to a net reclassification of £80 million from goodwill to intangible fixed assets.

Tangible fixed assets have been revalued to reflect the market value of the principal acquired production facilities.

As part of the Adams acquisition the assets and liabilities relating to the defined benefit pension obligations of Adams employees have been transferred to the Group. Provision has been made for the actuarial calculation of the net pension deficit that existed at the date of the transaction. Additionally provisions have been made for certain onerous lease commitments and inherent severance payments to senior management.

Certain liabilities of the acquired business are incapable of accurate calculation until the Group receives notification of the vendor’s decisions under options within the sale agreement. In addition, the period by which certain employees of the acquired Group have to decide whether to transfer pension benefits across to the Group has not yet expired. Due to these reasons and given the global scale of the Adams transaction, the related fair values are stated on a provisional basis.

136	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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2002 Acquisitions

The largest acquisition during 2002 was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux countries and Russia. This completed in September 2002 for £222 million. The acquisition included fixed assets with a fair value of £29 million and net working capital of £27 million. The intangible asset arising on the acquisition has been split between brands (£86 million), and goodwill (£80 million). This allocation was finalised in 2003.

There were four other large acquisitions during 2002:

Squirt, a Mexican soft drinks brand in February 2002, and the intangible asset that arose on the acquisition of £55 million has been allocated to brands.

A 65% equity share of Kent, a Turkish sugar confectionery company for £70 million in May 2002. The net assets acquired were £15 million, and the intangible that arose on acquisition was £55 million, split between brands (£24 million) and goodwill (£31 million).

Nantucket Allserve, Inc, a US premium beverage company in May 2002. The net assets acquired were £8 million, and the intangible that arose on the Group’s acquisition was £41 million, split between brands (£14 million) and goodwill (£27 million). This allocation was finalised in 2003.

The remaining 72% of Apollinaris & Schweppes, a German beverage associate, for £115 million in November 2002. The net assets acquired were £11 million, and the intangible that arose on acquisition was £104 million, which has all been allocated to goodwill. Previously the Group owned 28% and accounted for Apollinaris & Schweppes as an associate.

The Group also increased its ownership percentage in two Cadbury companies. The Group purchased 44% of the outstanding share capital of Cadbury India throughout the year for £111 million. This was previously owned by the minority interest. Goodwill arose of £88 million on these transactions. The Group now owns over 96% of Cadbury India. The Group also purchased a further 6% of its associate company, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Except for goodwill arising on Apollinaris & Schweppes, none of the goodwill arising in 2002 is deductible for tax purposes.

A summary of assets and liabilities arising on acquisitions during 2002 is set out below:

	Dandy			All other acquisitions

		Fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value
	£m	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	–	–	99	(2)	97	97
Tangible fixed assets	45	(16)	29	67	(1)	66	95
Stocks	12	–	12	16	(1)	15	27
Debtors	26	–	26	46	8	54	80
Creditors and provisions	(22)	–	(22)	(54)	(3)	(57)	(79)
Other	11	–	11	(29)	1	(28)	(17)
Minority interests	–	–	–	20	(5)	15	15

	72	(16)	56	165	(3)	162	218

Goodwill			166			255	421

			222			417	639

Cash consideration							628
Transaction costs							11

Cash paid							639
Net cash acquired							(11)

Net cash paid							628

Included in the above table are net adjustments on 2001 acquisitions of £1 million relating to the finalisation of opening balance sheets and finalisation of acquisition costs, which increased goodwill on acquisition. These were recorded in 2002.

The acquisitions in 2002 had a net positive impact of £3 million on earnings and a negative impact of £628 million on cash flow. These acquisitions contributed £140 million of turnover and £19 million of Group operating profit to the Group’s results for the year.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	137

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Financial Statements
Notes to the Financial Statements continued

24 Leasing Commitments
The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance leases

	2004	2003
	£m	£m

Within one year	20	4
Between one and two years	21	4
Between two and three years	22	3
Between three and four years	21	2
Between four and five years	1	1
After five years	1	1

	86	15

The minimum annual lease payments in 2005, to which the Group was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant	and equipment

	2004	2003	2004	2003
	£m	£m	£m	£m

On leases expiring:
Within one year	7	4	4	6
Between one and five years	8	11	15	15
After five years	21	18	4	4

	36	33	23	25

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurances, maintenance and repairs on these properties.

Operating lease expenses charged in the profit and loss account were as follows:

	2004	2003	2002
	£m	£m	£m

Property	32	34	25
Plant and equipment	34	29	32

The minimum annual lease payments in 2005, to which the Company was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant	and equipment

	2004	2003	2004	2003
	£m	£m	£m	£m

On leases expiring:
Within one year	–	–	–	–
Between one and five years	–	1	1	1
After five years	5	5	–	–

	5	6	1	1

138	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Operating lease expenses charged in the profit and loss account of the Company are as follows:

	2004	2003	2002
	£m	£m	£m

Property	6	6	5
Plant and equipment	1	1	1

The Company has no finance lease commitments.

25 Contingent Liabilities and Financial Commitments
(a)	The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 2 January 2005 being £3,898 million (2003: £4,552 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 2 January 2005 was £3,592 million (2003: £3,008 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. Payment would also include accrued but unpaid interest which is estimated as a maximum of £133 million (2003: £220 million) in respect of the Company’s guarantees and £119 million (2003: £150 million) in respect of subsidiaries’ guarantees. These guarantees cover the majority of the Group’s borrowings of £4,216 million (2003: £4,644 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £76 million (2003: £60 million).

(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d)	The Group has given a number of indemnities on certain disposals including as to ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

26 Cash Flow from Operating Activities

	2004	2003	2002
	£m	£m	£m

Group operating profit	805	699	866
Depreciation	215	213	166
Goodwill/intangibles amortisation	139	129	64
Operating exceptional items	171	224	53
Restructuring payments	(165)	(121)	(47)
Changes in retirement benefits	6	(3)	(8)
Changes in working capital
(Increase) in Stocks	(47)	(24)	(26)
Decrease/(Increase) in Debtors	10	(43)	(4)
(Decrease)/Increase in Creditors	(33)	(30)	35
Other movements	5	10	(3)

	1,106	1,054	1,096

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	139

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Financial Statements
Notes to the Financial Statements continued

27 Group Companies

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Details of principal associated undertakings
L’Européenne D’Embouteillage SAS	(b)	France	50%
Camelot Group plc*	(c)	Great Britain (ii)	20%
Dr Pepper/Seven Up Bottling Group, Inc	(b)	US	40.4%
Meito Adams Company Ltd	(a)	Japan	50%
Cadbury Nigeria PLC (listed)	(a)	Nigeria	46.4%
Crystal Candy (Private) Ltd	(a)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in
Great Britain between Cadbury Ltd, Trebor Bassett Ltd and
The Lion Confectionery Co Ltd)	(a)	n/a
Reading Scientific Services Ltd*	(c)	Great Britain

Europe:
Cadbury Belgium NV	(a)	Belgium
Schweppes Belgium SA	(b)	Belgium
Dandy A/S	(a)	Denmark
Cadbury Stimorol Danmark A/S	(a)	Denmark
Cadbury France	(a)	France
Centre d’Elaboration des Concentrés Orangina	(b)	France
Comptoir Européen de la Confiserie	(a)	France
Orangina Schweppes Holding	(b)	France
Apollinaris & Schweppes GmbH	(b)	Germany
Piasten Schokoladenfabrik Hofmann GmbH & Co KG	(a)	Germany
Cadbury Hellas AE	(a)	Greece
Cadbury Ireland Ltd	(a)	Ireland
Cadbury Italia SpA	(a)	Italy
Cadbury Nederland BV	(a)	Netherlands
Dirol Cadbury CIS BV	(a)	Netherlands
Schweppes International Ltd*	(b)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a)	Poland
Cadbury Adams – Produtos de Conféitaria, Lda	(a)	Portugal
Schweppes Portugal, SA	(b)	Portugal
Dirol Cadbury LLC	(a)	Russia
Cadbury España, SL	(a)	Spain
Cadbury Schweppes Bebidas de España SA	(b)	Spain
La Casera SA	(b)	Spain
Cadbury Sweden AB	(a)	Sweden
Cadbury Switzerland Faguet & Co	(a)	Switzerland

* Investment held directly by Cadbury Schweppes plc
† Incorporated in Great Britain

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length. The nature of the activities of the individual companies is designated as follows:

(a)	Confectionery
(b)	Beverages
(c)	Other (including holding companies).

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

140	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Operating companies continued
Americas:
Cadbury Stani Adams Argentina SA	(a)		Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de
Produtos Alimenticios Ltda	(a)		Brazil
Cadbury Adams Bolivia S.A.	(a)		Bolivia
Cadbury Adams Canada Inc	(a)		Canada
Cadbury Beverages Canada Inc	(b)		Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a)		Chile
Cadbury Adams Colombia SA	(a)		Colombia
Cadbury Adams Costa Rica SA	(a)		Costa Rica
Cadbury Adams Dominicana S.A.	(a)		Dominican
Republic
Cadbury Adams Ecuador SA	(a)		Ecuador
Cadbury Adams El Salvador SA de CV	(a)		El Salvador
Cadbury Adams Guatemala, SA	(a)		Guatemala
Cadbury Adams Mexico, S de RL de CV	(a)		Mexico
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a)		Mexico
Distribuidora Anahuac, SA de CV	(b)		Mexico (ii)
Distribuidora de Aguas Minerales, SA de CV	(b)		Mexico (ii)
Cadbury Adams Panama, SA	(a)		Panama
Cadbury Adams Peru SA	(a)		Peru
Cadbury Adams USA LLC	(a)		US (i)
Dr Pepper/Seven Up, Inc	(b)		US
Mott’s LLP	(b)		US
Pacific Snapple Distributors, Inc	(b)		US
Snapple Beverage Corp	(b)		US
Snapple Distributors, Inc	(b)		US
CAS Uruguay SA	(a)		Uruguay
Cadbury Adams, SA	(a)		Venezuela

Other overseas:
Cadbury Schweppes Pty Ltd	(a)	(b)	Australia (i)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a)		China
Cadbury Food Co Ltd China	(a)		China
Trebor Wuxi Confectionery Company Ltd	(a)		China
Cadbury Egypt Group for Food Industries Company	(a)		Egypt
The International Company for Gum and Confectionery
S.A.E. 'Incogum'	(a)		Egypt
Cadbury Ghana Ltd	(a)		Ghana
Cadbury Four Seas Company Ltd	(a)		Hong Kong	70%
Cadbury India Ltd	(a)		India	96.6%
PT Cadbury Indonesia	(a)		Indonesia
Cadbury Japan Ltd	(a)		Japan
Cadbury Kenya Ltd	(a)		Kenya
Cadbury Adams Middle East SAL	(a)		Lebanon
Cadbury Confectionery Malaysia SB	(a)		Malaysia	65.5%
Cadbury Morocco	(a)		Morocco
Cadbury Confectionery Ltd	(a)		New Zealand
Cadbury Pakistan Ltd	(a)		Pakistan	96%
Cadbury Singapore Pte Ltd	(a)		Singapore
Bromor Foods (Pty) Ltd	(a)		South Africa
Cadbury (Pty) Ltd	(a)		South Africa
Cadbury (Swaziland) (Pty) Ltd	(a)		Swaziland
Cadbury Adams (Thailand) Ltd	(a)		Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a)		Turkey (ii)	65.4%

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	141

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Financial Statements
Notes to the Financial Statements continued

27 Group Companies continued

		Country of	Proportion of
issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c)	Australia (ii)
CS Finance Pty Ltd	(c)	Australia (i)
Cadbury Schweppes France SAS	(c)	France
Berkeley Square Investments Ltd*	(c)	Great Britain
Cadbury Schweppes Finance p.l.c.*	(c)	Great Britain
Cadbury Schweppes Holdings LLC	(c)	Great Britain+ (i)
Cadbury Schweppes Investments plc*	(c)	Great Britain
Cadbury Schweppes Overseas Ltd	(c)	Great Britain
Cadbury Schweppes US Investments Ltd	(c)	Great Britain
Vantas International Ltd*	(c)	Great Britain
Cadbury Schweppes Treasury Services	(c)	Ireland (i)
Adams MeCCA Holdings BV	(c)	Mexico–
Cadbury Aguas Minerales, SA de CV	(c)	Mexico (i) (ii)
Cadbury Schweppes Investments BV	(c)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c)	US
Cadbury Schweppes Holdings (U.S.)	(c)	US
CBI Holdings Inc	(c)	US (i)

*	Investment held directly by Cadbury Schweppes plc
†	Incorporated in Great Britain
–	Incorporated in Netherlands
+	Incorporated in US

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery
(b)	Beverages
(c)	Other (including holding companies).

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

28 Foreign Currency Translation
The principal exchange rates used for translation purposes were as follows (£1=):

	2004	2003	2002	2004	2003
	Average	Average	Average	Closing	Closing

US dollar	1.83	1.64	1.50	1.92	1.78
Canadian dollar	2.21	2.30	2.36	2.30	2.32
Australian dollar	2.48	2.54	2.77	2.45	2.39
Euro	1.47	1.45	1.59	1.41	1.43
South African rand	11.7	12.4	15.8	10.8	11.9
Mexican peso	20.6	17.7	14.5	21.4	19.9

29 Post Balance Sheet Events
There have been no post balance sheet events requiring disclosure since 2 January 2005.

142	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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30 Share Plans
Up to 207 million ordinary shares of 12.5p each, being part of the authorised share capital, may be issued under options granted to employees under various share option plans and at 2 January 2005 there were options outstanding over 129,697,545 shares of which 44,263,908 shares were exercisable.

6 million shares (2003: 7 million) are conditionally gifted to employees. The balance is held for the allocation of awards to employees under the Group’s LTIP, BSRP and the Share Option Plan 1994. No shares were acquired during 2003 or 2004. The movement in listed investments represent the exercise of share options by employees. Approximately 108 million shares (2003: 73 million) are under option subject to the achievements of certain performance targets by the Group. Group dividends are received on 0.6 million of the shares (2003: 2 million), the balance receiving only a nominal dividend.

The following option plans grant options at a discount to market value on the date of grant: United States and Canada Employee Stock Purchase Plan 1994.

The following option plans grant options at a discount to market value on the day preceding the date of invitation: Savings-Related Share Option Scheme 1982, Irish Savings-Related Share Option Scheme, Irish AVC Savings-Related Share Option Scheme and The International Savings-Related Share Option Scheme 1998.

The following option plan grants options at a discount to market value on the date of invitation: Asia Pacific Employee Share Acquisition Plan 2002.

All discounts are within the limits permitted by the fiscal authorities.

The Share Option Plan 1994 grants options at an exercise price not less than the market price on the 5th dealing day immediately preceding the date of grant.

The Share Option Plan 2004 and The (New Issue) Share Option Plan 2004 grants options at an exercise price not less than the market value on the dealing day immediately preceding the grant date.

The Group has taken advantage of the exemption available under UITF 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved Save-as-you-Earn (SAYE) schemes and similar overseas schemes.

2004: Details of the various plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	1,074,362	–	549,841	11,399	513,122	2.35	2.35	1	–
	14,691,587	2,288,832	2,587,939	1,007,341	13,385,139	3.14–3.76	3.39	33	499,920	3.74
b	0				0
c	0				0
d	5,433,928	–	2,572,646	121,782	2,739,500	2.43–2.75	2.54	17	2,739,500	2.54
	53,993,317	606,750	6,140,803	3,117,026	45,342,238	2.97–4.25	3.73	84	18,893,727	3.95
	45,225,096	–	1,673,037	4,713,892	38,838,167	4.44–4.83	4.75	81	21,669,747	4.69
e	0	5,834,250	–	11,750	5,822,500	4.40–4.52	4.40	32	–	–
f	0	15,561,000	–	48,750	15,512,250	4.40–4.60	4.40	32	–	–
g	545,603	–	12,193	21,291	512,119	2.35–2.74	2.72	34	20,885	2.35
	891,296	251,395	340,907	92,425	709,359	3.29–3.78	3.50	29	88,175	3.63
h	450,111	146,775	88,189	42,103	466,594	2.74–3.89	3.15	44	–	–
i	0				0
j	3,324,472	1,712,548	1,082,460	358,372	3,596,188	USD 4.67–6.61	USD5.56	10	–	–
k	1,860,060	606,071	389,287	167,020	1,909,824	3.02–3.86	3.39	31	351,954	3.43
	262,320	103,116	–	136,496	228,940	USD 5.27–6.23	USD5.68	20	–	–
l	196,220	123,355	153,483	44,487	121,605	3.57	3.57	6	–

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	143

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Financial Statements
Notes to the Financial Statements continued

30 Share Plans continued
2003: Details of the various plans are as follows:

						Exercise	Weighted
						prices for	average	Weighted
						options	exercise price	average
						outstanding	of options	contractual		Weighted
						at the end of	outstanding	life in		average
						the year in	at the end	months of		exercise price
	Balance				Balance	the range	of the year	options		of options
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		currently
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	exercisable
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	at year end

a	3,656,204	–	2,557,906	23,936	1,074,362	2.02–2.35	2.19	7	–	–
	12,814,409	3,673,133	640,011	1,155,944	14,691,587	3.14–3.76	3.38	38	1,673,632	3.41
b	231,130	–	231,130	–	–	–	–	–	–	–
c	339,150	–	287,096	52,054	–	–	–	–	–	–
d	6,698,836	–	1,264,908	–	5,433,928	1.92–2.75	2.45	25	5,433,928	2.45
	26,892,467	29,450,200	340,930	2,008,420	53,993,317	2.97–4.09	3.74	93	25,350,954	3.94
	49,216,447	–	–	3,991,351	45,225,096	4.44–4.83	4.74	93	5,411,280	4.44
g	149,787	508,219	108,682	3,721	545,603	2.04–2.74	2.70	44	15,260	2.04
	1,097,303	–	50,794	155,213	891,296	3.29–3.78	3.59	15	97,299	3.40
h	219,526	191,161	30,644	11,892	368,151	2.74–3.41	3.83	47	75,274	3.41
	117,695	–	–	35,735	81,960	3.63–3.88	3.69	25	–	–
i	153,851	–	28,968	124,883	–	–	–	–	–	–
	19,347	–	1,143	18,204	–	–	–	–	–	–
	66,350	–	–	66,350	–	–	–	–	–	–
j	2,696,602	2,252,196	328,584	1,295,742	3,324,472	USD 4.67–5.96	USD 5.12	12	–	–
k	1,644,194	500,788	112,063	172,859	1,860,060	3.02–3.86	3.32	30	413,575	3.27
	389,424	–	–	127,104	262,320	USD 5.27	USD 5.27	24	–	–
l	192,135	202,906	42,672	156,149	196,220	2.82	2.82	6	–	–

2002: Details of the various plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						in issue	of options	contractual		of options
						during the	outstanding	life in		currently
						year in	at the	months of		exercisable
	Balance				Balance	the range	year end	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the	otherwise	otherwise	at the	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	year end	stated)	stated)	year end	at year end	stated)

a	6,613,204	–	2,867,532	89,468	3,656,204	1.76–2.50	2.25	6	–	–
	10,916,292	2,821,865	363,942	559,806	12,814,409	3.14–3.76	3.46	36	–	–
b	697,102	–	465,972	–	231,130	2.14–2.21	2.21	10	231,130	2.21
c	704,350	–	337,720	27,480	339,150	2.14–2.21	2.21	10	339,150	2.21
d	9,240,070	–	2,541,234	–	6,698,836	1.92–2.75	2.44	37	6,698,836	2.44
	29,281,276	–	1,733,796	655,013	26,892,467	2.97–4.09	3.94	83	12,119,960	3.75
	29,154,273	21,457,000	625,561	769,265	49,216,447	4.44–4.83	4.74	105	5,695,280	4.44
g	384,813	–	122,588	112,438	149,787	1.70–2.35	2.29	19	112,403	2.31
	1,136,677	205,823	89,468	155,729	1,097,303	3.29–3.78	3.57	26	–	–
h	125,322	–	53,479	38,138	33,705	2.04–2.35	2.35	–	33,705	2.35
	303,172	43,042	5,837	36,861	303,516	3.29–3.88	3.51	32	–	–
i	344,883	–	141,869	49,163	153,851	AUD 9.89	AUD 9.89	8	–	–
	41,219	–	16,638	5,234	19,347	NZD 12.14	NZD 12.14	8	–	–
	66,350	–	–	–	66,350	4.25	4.25	7	–	–
j	2,228,417	1,493,772	872,176	153,411	2,696,602	USD 5.56–5.96	USD5.78	11	52,064	USD5.69
k	1,741,517	333,927	323,090	108,160	1,644,194	3.05–3.86	3.40	27	106,767	3.19
	–	389,424	–	–	389,424	USD 5.27	USD 5.27	36	–	–
l	–	198,410	–	6,275	192,135	3.69	3.69	6	–	–

144	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.

(b)	A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. This scheme expired in 2004 and there are no options outstanding.

(c)	A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. This scheme expired in 2004 and there are no options outstanding.

(d)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(e)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(f)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

(g)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(h)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(i)	An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. This scheme expired in 2004 and there are no options outstanding.

(j)	A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to the following periods was taken into consideration, the number of shares exercisable at those dates would have been: 2 January 2005 – 3,740,036, 28 December 2003 – 3,457,451 and 29 December 2002 – 2,804,466.

(k)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2004, 2003 and 2002. Options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you- Earn” contracts, which are for a term of three or five years.

(l)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	145

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Financial Statements
Notes to the Financial Statements continued

30 Share Plans continued
(m)	For 2004, the weighted average exercise prices of options granted, exercised and lapsed during the year were:

	Options Granted	Options Exercised	Options Lapsed

Savings-Related Share Option Scheme 1982	£3.52	£3.14	£3.41
Share Option Scheme 1984 for Main Board Directors and Senior Executives	–	–	–
Share Option Scheme 1986 for Senior Management Overseas	–	–	–
Share Option Plan 1994	£4.25	£3.61	£4.29
Market Purchased Share Option Plan 2004	£4.40	–	£4.40
New Issue Share Option Plan 2004	£4.40	–	£4.40
Irish Savings-Savings Related Share Option Scheme	£3.39	£3.57	£3.27
Irish AVC Savings-Savings Related Share Option Scheme	£3.39	£3.47	£3.40
Australia and New Zealand 1993 Employee Options Contribution Plan	–	–	–
United States and Canada Employee Stock Purchase Plan 1994	$6.61	$5.88	$5.52
International Savings-Related Share Option Scheme 1998	£3.58	£3.27	£3.44
International Savings-Related Share Option Scheme 1998	$6.23	–	$5.30
Asia Pacific Employee Share Acquisition Plan 2002	£3.57	£2.82	£2.92

The weighted average fair value and related assumptions at the grant date of options granted were as follows:

	2004		2003		2002

Options whose exercise price equals the market price
on the grant date
Weighted average fair value	102	p	50.4	p	73.1	p
Weighted average assumptions
Risk free interest rate	5.0%		3.9%		4.5%
Expected life	n/a	(1)	36 months		36 months
Expected volatility	22%		22%		22%
Dividend yield	3.0%		3.2%		2.4%
Options whose exercise price is less than the market price
on the grant date
Weighted average fair value	116	p	88	p	121	p
Weighted average assumptions
Risk free interest rate	4.7%		4.1%		4.6%
Expected life	46 months		53 months		52 months
Expected volatility	22%		20%		22%
Dividend yield	2.8%		3.2%		2.5%

(1)	In 2004, a binomial lattice has been used to value the awards. In valuing the awards it has been assumed that a minimum gain of 50% of the exercise price will result in 15% of outstanding awards vesting.

See Note 31 for the pro forma effect of applying the fair value of options granted to US GAAP profit.

For all the schemes and plans described above in notes (a) to (c) and (g) to (l), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (d) to (f) there are performance requirements for the exercising of options. The maximum term of options granted, number of shares authorised and exercise prices are given in Note 30 above.

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Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.

In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company, are potential beneficiaries under the QUEST. The options held by each Director holding office at the year end are detailed in the Report on Directors’ Remuneration on page 45. There were no options held by them under the Irish Share Plan (see below).

The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last three years, 5 appropriations under the Irish Share Plan (a profit sharing plan) totalling 61,985 ordinary shares, have been made to eligible employees. The prices at which the shares will vest, between 31 May 2005 and 23 December 2007, range from £3.19 to £4.69.

31 Summary of Differences between UK and US Generally Accepted Accounting Principles
Accounting Differences
The financial statements are prepared in accordance with generally accepted accounting principles applicable in the UK (“UK GAAP”), which differ in certain significant respects from those applicable in the US (“US GAAP”). The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between UK and US GAAP.

Effects on profit of differences between UK and US generally accepted accounting principles

		2004	2003	2002
Notes		£m	£m	£m

	Profit for the Financial Year from continuing operations, net of tax	431	366	548
	(per UK GAAP)
	US GAAP adjustments:
31(a), (b)	Goodwill/intangible amortisation	106	93	53
31(c)	Business combinations	–	(21)	–
31(n)	Restructuring	(24)	34	(1)
31(d)	Interest capitalised	7	6	6
31(d)	Depreciation of capitalised interest	(3)	(2)	(2)
31(i)	Retirement benefits	(26)	(33)	10
31(m)	Disposal gain adjustments	–	–	7
31(e)	Derivatives – Impact of transition adjustment	(1)	–	1
31(e)	Derivatives	16	(93)	(9)
31(j), ( k)	Employee share arrangements	(11)	(12)	4
31(o)	Deconsolidation of variable interest entity	17	–	–
	Taxation on above adjustments	(2)	47	(4)
31(f)	Deferred taxation	(26)	(12)	(48)

	Profit for the Financial Year per US GAAP	484	373	565

Except as discussed in Note 31 (o) the minority share of UK to US GAAP adjustments is not material.

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Financial Statements
Notes to the Financial Statements continued

31	Summary of Differences between UK and US Generally Accepted Accounting Principles
continued
Accounting Differences continued

Earnings per ADR under US GAAP

	2004	2003	2002
	£ per ADR	£ per ADR	£ per ADR

Total earnings per ADR
Basic	0.95	0.74	1.13
Diluted	0.95	0.74	1.12

See Note 9 for a reconciliation of shares used in the Basic and Diluted EPS calculations. Each ADR represents four ordinary shares.

	2004	2003	2002
	million	million	million

Average number of ADR – Basic	507	503	501
Average number of ADR – Diluted	510	505	504

The Company applies US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans (see Note 30 for a summary of the plans). Had compensation cost for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s profit and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated:

	2004	2003	2002
		£m except per ADR data

Profit for the Financial Year from continuing operations
as adjusted for US GAAP:
Net income, as reported	484	373	565
Add: Stock-based employee compensation expense
included in reported profit, net of related tax effects	15	11	1
Deduct: Total stock-based employee compensation expense determined under
fair value based method for all awards, net of related tax effects	(28)	(26)	(24)

Pro forma profit	471	358	542

Earnings per ADR:
Basic – as reported	0.95	0.74	1.13
Basic – pro forma	0.93	0.71	1.08

Diluted – as reported	0.95	0.74	1.12
Diluted – pro forma	0.92	0.71	1.08

Further details regarding the fair valuation of option grants can be found in Note 30.

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Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

		2004	2003	2002
		£m	£m	£m
Notes			(restated)	(restated)

	Shareholders’ Funds per UK GAAP	2,859	2,780	2,845
	US GAAP adjustments:
31(a), (b)	Goodwill and intangibles – cost	1,439	1,532	1,510
	Goodwill and intangibles – accumulated amortisation	(350)	(526)	(648)
31(i)	Retirement benefits	(71)	(46)	(19)
31(i)	Recognition of additional minimum pension liability	(120)	(94)	(113)
31(n)	Restructuring	12	36	2
31(d)	Interest capitalisation – cost	119	111	105
31(d)	Interest capitalisation – accumulated depreciation	(90)	(87)	(84)
31(g)	Property revaluations	(59)	(59)	(59)
31(h)	Dividends	177	168	161
31(e)	Derivatives	(58)	(73)	19
	Other	3	–	–
	Taxation on above adjustments	65	58	32
31(f)	Deferred taxation	(157)	(131)	(57)

	Shareholders’ Funds per US GAAP	3,769	3,669	3,694

Except as discussed in Note 31 (o) the minority share of UK to US GAAP adjustments is not material.

US GAAP statements of income Statements of income presented in accordance with US GAAP using UK GAAP measurement principles for the three years ended 2 January 2005 are set out below:

	2004	2003	2002
	£m	£m	£m
		(restated)	(restated)

Turnover	6,738	6,441	5,298
Cost of sales	(3,235)	(3,096)	(2,560)

Gross profit	3,503	3,345	2,738
Selling, general and administrative expenses	(2,388)	2,293	(1,755)
Goodwill/intangibles amortisation	(139)	(129)	(64)
Operating exceptional items	(171)	(224)	(53)
(Losses)/profit on disposal of fixed assets	20	(7)	9
(Losses)/profit on disposals of businesses	(1)	2	3

Operating income	824	694	878
Interest expense	(246)	(221)	(137)
Interest income	32	55	51

Income before income taxes	610	528	792
Income taxes	(178)	(164)	(245)
Minority interest charges	(22)	(25)	(27)
Earnings from unconsolidated affiliates (net of income taxes)	21	27	28

Net income	431	366	548

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
Accounting Differences continued

US GAAP Balance Sheet A summary balance sheet presented in accordance with US GAAP using US GAAP measurement principles is set out below:

	2004	2003
	£m	£m

Assets
Cash and cash equivalents	325	306
Restricted cash	–	558
Short-term investments	21	128
Account receivables – trade (net of allowance for doubtful debts: 31(u))	915	904
Inventories	702	679
Deferred income taxes	80	85
Prepaid expenses and other	266	317

Total current assets	2,309	2,977

Property, plant and equipment	1,600	1,598
Goodwill	3,404	3,460
Other intangibles	3,170	3,373
Equity method investments	324	313
Deferred income taxes	19	14
Other assets	113	145

Total assets	10,939	11,880

Liabilities and Shareholders’ Equity
Accounts payable	618	671
Accrued liabilities	983	1,011
Accrued income taxes	334	289
Deferred income taxes	26	86
Short-term debt	621	1,603
Current portion of long-term debt	253	105

Total current liabilities	2,835	3,765

Long-term debt	3,598	3,594
Other long-term liabilities	356	298
Deferred income taxes	360	310

Total liabilities	7,149	7,967
Minority interests	21	244
Total shareholders’ equity	3,769	3,669

Total liabilities and shareholders’ equity	10,939	11,880

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The following table is a reconciliation of the movement in shareholders’ funds as reported under US GAAP for the financial year.

£m
(restated)

At 29 December 2002	3,694
Net income under US GAAP	373
Dividends reported under US GAAP	(234)
Currency translation adjustment (net of tax)	(209)
New share capital issued	19
Employee share arrangements	16
Minimum pension liability (net of tax)	10

At 28 December 2003	3,669
Net income under US GAAP	484
Dividends reported under US GAAP	(246)
Currency translation adjustment (net of tax)	(192)
New share capital issued	25
Employee share arrangements	53
Minimum pension liability (net of tax)	(24)

At 2 January 2005	3,769

(a) Goodwill
Prior to 1998, under UK GAAP, the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998, under UK GAAP, acquired goodwill is capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) is determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 related to associates, is not being amortised under UK GAAP (see Note 1).

For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet. Under US GAAP, for periods ending on or before 30 December 2001 goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years.

Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that goodwill not be amortised but rather be tested at least annually for impairment. The Group carries out an annual impairment review of goodwill.

Impairment reviews are carried out at the reporting unit level, which are sub-divisions of the Company’s five reporting segments. The impairment review process compares the fair value of each reporting unit to its carrying value, including the associated goodwill. The fair value of each reporting unit is valued using a discounted cash flow methodology and the Company makes assumptions and estimates regarding future turnover growth, estimated costs, marketing costs and economic factors in arriving at the fair value. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. The estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long term planning process.

If the carrying value of the reporting unit exceeds the fair value, the Company performs an additional step to calculate the total amount of the goodwill impairment. This second step involves allocating the fair value of the reporting unit to the assets and liabilities of the reporting unit including any unrecognised intangible assets. An impairment charge is recognised to the extent that the carrying amount of the goodwill exceeds any residual unallocated fair value.

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
(a) Goodwill continued
The following table provides a reconciliation of the Group’s US GAAP goodwill during 2004:

	Americas	Americas	EMEA	Europe	Asia
	Beverages	Confectionery		Beverages	Pacific	Total
	£m	£m	£m	£m	£m	£m

Book value at beginning of year	1,054	1,034	644	378	350	3,460
Exchange rate adjustments	(69)	(35)	15	4	(20)	(105)
Goodwill acquired	–	–	7	26	18	51
Adjustments pursuant to completion
of purchase price allocation	(9)	7	1	–	(1)	(2)

Book value at end of year	976	1,006	667	408	347	3,404

In 2004, no impairments (2003: £12 million, 2002: £14 million) were recorded under US GAAP.

(b) Intangible assets
Under UK GAAP, the cost of brands acquired may be capitalised and, if the life of the asset is deemed to be indefinite, no amortisation or writedown is required unless there is an impairment in value below cost. On an annual basis, the Group reviews non-amortised identifiable intangible assets for possible impairment using an estimate of the related discounted cash flows in measuring whether the asset is recoverable.

Under US GAAP, for periods ending on or before 30 December 2001 identifiable intangible assets were amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgement, the carrying value of such assets may not be recoverable.

Impairments of identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that intangible assets that have indefinite useful lives not be amortised but rather be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling.

The following table provides a reconciliation of the Group’s US GAAP intangible assets during 2004:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at beginning of year	3,420	25	264	3,709
Accumulated amortisation at beginning of year	(306)	(2)	(20)	(328)

Book value at beginning of year	3,114	23	244	3,381
Exchange rate adjustments	(151)	(12)	(15)	(178)
Reallocation to definite life brands	(10)	10	–	–
Reallocation from goodwill	–	–	–	–
Acquisitions	–	–	–	–
Amortisation	–	(6)	(27)	(33)

Book value at end of year	2,953	15	202	3,170

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The book value at the end of the year is analysed below:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at end of year	3,241	23	242	3,506
Accumulated amortisation at end of year	(288)	(8)	(40)	(336)

Book value at end of year	2,953	15	202	3,170

The weighted average amortisation period for the definite life intangibles is 20 years (2003: 20 years, 2002: n/a). The total amortisation charge expected under US GAAP in 2005 is £27 million. As a consequence of the pattern of the amortisation applied this annual charge will fall in each of the following four years, to be approximately £20 million in 2009. The principal component of other definite life intangibles relates to customer relationships.

(c) Business combinations
During 2003, the Group acquired Adams for a consideration of £2.7 billion (see Note 23). Under UK GAAP the Group recognised intangible assets of £1.0 billion and goodwill of £1.4 billion on acquisition.

Determination of fair value
Under UK GAAP, where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to goodwill, are incorporated in the financial statements for the first full annual accounting period following the acquisition. As explained in Note 23 the fair value adjustments for UK GAAP are stated on a provisional basis.

Under US GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the “allocation period” should usually not exceed one year from the consummation of a business combination.

Fair value of stock acquired
Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. Consequently the fair value of stock acquired with Adams under US GAAP was in excess of that held for UK GAAP by £53 million.

Restructuring and integration costs
On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as liabilities assumed at the acquisition date and recognised as a fair value adjustment to goodwill under US GAAP. The total costs recognised in the profit and loss account post acquisition that have been treated as liabilities assumed at the acquisition date with Adams amounts to £32 million.

These liabilities were fully utilised either in 2003 or 2004.

Other intangible assets
Under UK GAAP, intangible assets are recognised in a business combination only if it can be disposed of separately without disposing of a business of the entity. The separability criteria is a key component of the definition of intangibles under UK GAAP. As such, under UK GAAP, intangibles such as contractual and non-contractual customer relationships are not permitted to be recognised separately from goodwill, primarily because of the lack of separability.

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
(c) Business combinations continued
Under US GAAP, an intangible asset in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Customer relationships, valued at £257 million, acquired with Adams meet the definition of an intangible asset under US GAAP but not UK GAAP. Consequently, these customer relationships have been transferred from goodwill to intangibles for the purposes of US GAAP reporting.

Details of the acquisition of Adams during 2003 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2003. These disclosures have been prepared under US GAAP and are set out below:

2003
£m

Turnover	6,689
Net income	318
Net income per ADS	0.63

The Group does not believe that this pro forma disclosure should be regarded as indicative of the ongoing results of the Group or of Adams. Unaudited estimated profit after tax for Adams in 2002, on a US GAAP basis, was £95 million. For the period from 1 January 2003 to 30 March 2003, Adams recorded a profit after tax, on a US GAAP basis, of £11 million. The tax rate used is based on local tax rates for the respective year.

(d) Interest capitalisation
Under UK GAAP, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset. The amount of interest capitalised for US GAAP purposes was £7 million (2002: £6 million, 2001: £7 million).

(e) Derivative instruments
Under UK GAAP, to qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Under UK GAAP, gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

Prior to 1 January 2001 under US GAAP, hedging of foreign currency transactions was allowable for transactions which were firm commitments. Some of the Group’s foreign currency contracts which hedge forecast or budgeted transactions did not meet the definition of a firm commitment; gains or losses on these contracts were not deferred and were recognised in net income.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities has been applied as of 1 January 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value.

The Group has not designated its derivative instruments as hedges pursuant to SFAS 133. All contracts are marked to market at the balance sheet date and gains or losses arising are recognised in net income.

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In connection with the purchasing of cocoa, sugar, and certain other products for anticipated manufacturing requirements, the Group enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Under UK GAAP, these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses related to the fluctuation of the price of these contracts are deferred and recognised in cost of sales as part of the product cost, when the goods are sold. Under US GAAP the Group has not designated its futures contracts as hedges. Under US GAAP the fair value of these derivative items are recognised as an asset or a liability as appropriate, with movements in these fair values being recognised immediately within net income.

The adoption of SFAS 133 in 2001 resulted in a net cumulative transition adjustment of £41 million (net of £18 million tax), of which £15 million has been dealt with as a cumulative adjustment to net income during 2001. Of the cumulative adjustment to shareholders’ funds, £1 million (2003: £nil, 2002: £1 million released) has been charged to the profit and loss account during the current year.

(f) Deferred taxation
Under UK GAAP, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax basis) are fully provided and future taxation benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not.

Under UK GAAP, FRS 19 requires deferred tax to be provided in full on all timing differences that have originated but not reversed at the balance sheet date to the extent that they result in an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. FRS 19 does not define or provide guidance relating to the phrases “some time” or “more likely than not”. Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial sta tement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. This may result in deferred tax assets being recognised for US GAAP which do not comply with the UK GAAP criteria.

Under UK GAAP deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP only tax rates and laws that have been enacted are taken into account. This difference has not resulted in material differences in 2004, 2003 and 2002.

Under UK GAAP, passing certain criteria, the Group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within Provisions for liabilities and charges. Additionally, under UK GAAP the tax rate reconciliation is performed to the current tax charge for the year.

Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under US GAAP the tax rate reconciliation is performed to the total tax charge for the year.

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
(f) Deferred taxation continued
The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the total tax charge as a percentage of profit on ordinary activities before tax, under UK GAAP.

	2004	2003	2002
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.0
Surplus/(deficit) of book depreciation over tax depreciation	1.4	(1.7)	0.3
Relief for stocks and investment incentives	(1.0)	(1.0)	(0.6)
Capital items not subject to tax	(2.6)	(2.2)	(1.8)
Non-deductible expenses	1.9	5.7	0.6
Amortisation of goodwill and intangibles	8.1	4.6	0.7
Losses of current year not relieved	1.4	3.1	0.9
Losses of current and previous years now relieved	–	(1.0)	–
Differences in overseas tax rates	0.9	0.9	4.5
Over provisions in prior years	(10.8)	(8.9)	(4.1)
Other	0.1	1.2	0.2

Total tax charge as a percentage of profit before tax (UK GAAP)	29.4	30.7	30.7

The analysis of the deferred taxes under US GAAP is as follows:

	2004	2003
	£m	£m

Current
Short-term temporary differences – assets	(197)	(176)
Short-term temporary differences – liabilities	137	167

	(60)	(9)

Non Current
Operating losses carried forward	(136)	(119)
Fixed asset temporary differences	62	68
Intangible temporary differences	299	242

	225	191

Total temporary differences	165	182
Valuation allowances	124	115

Net deferred tax liability	289	297

The movement in the valuation allowance during the year is set out below:

£m

At 28 December 2003	115
Exchange rate adjustments	3
Creation of irrecoverable tax losses	6

At 2 January 2005	124

UK GAAP requires deferred tax to be recognised where differences exist between the reported accounting profits and equivalent profits recorded for tax purposes, a profit and loss approach. Hence under UK GAAP no immediate deferred tax is provided for the difference between the accounting and tax cost basis for acquired identifiable intangible assets or goodwill. Under US GAAP deferred tax is provided by reference to differences between the accounting book value and tax cost basis, a balance sheet approach. As a consequence under US GAAP deferred tax liabilities of £157 million (2003: £131 million; 2002: £57 million) have been recognised in respect of identifiable intangible assets and tax deductible goodwill.

156	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(g) Revaluation of properties
Under UK GAAP, properties were, up to 1999, restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP.

(h) Ordinary dividends
Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of the recommendation by the Directors which requires subsequent approval by the shareholders’ to become a legal obligation of the Company. Under US GAAP, dividends are only provided when the legal obligation to pay arises.

(i) Retirement benefits
Under UK GAAP, the costs of providing pension benefits may be calculated by the use of any recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligations.

The major retirement plans as detailed in Note 18, are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87 annually and the disclosures below have been presented in accordance with SFAS 132. Where appropriate, additional pension charges in respect of curtailment or settlement events have been calculated in accordance with SFAS 88. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not material and consequently have not been separately disclosed. The net periodic pension cost for the major plans under SFAS 87 and SFAS 88 was made up as follows:

	2004	2003	2002
	£m	£m	£m

Service cost	72	67	49
Employee contributions	(9)	(9)	(7)
Interest cost	110	102	97
Expected return on assets	(111)	(112)	(114)
Amortisation of prior year service cost	–	1	1
Amortisation of transitional amount	–	3	3
Recognition of actuarial gain/(loss)	14	7	(4)
Curtailments/settlements	–	8	–

	76	67	25

	2004	2003	2002
	£m	£m	£m

The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	23	31	40
Accrued benefit liability	(272)	(231)	(203)

	(249)	(200)	(163)
Intangible asset	9	11	11
Accumulated other comprehensive income	120	94	112

Net amount recognised	(120)	(95)	(40)

For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period.

The weighted average assumptions used across the major pensions plans at the end of the financial year and used to determine the benefit obligations were as follows:

	2004	2003	2002
	%	%	%

Discount rate	5.4	5.6	5.7
Long-term rate of return on assets	7.4	7.4	7.1
Earnings increase	4.4	4.4	4.3

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	157

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
(i) Retirement benefits continued
The movement in the benefit obligation and plan assets was as follows:

	2004	2003	2002
	£m	£m	£m

Benefit Obligation
At beginning of year	2,007	1,754	1,548
Other additional plans	12	9	16
Acquisitions/disposals	–	91	–
Exchange rate adjustments	(15)	–	(6)
Service cost	63	59	42
Interest cost	110	101	97
Actuarial (gain)/loss	100	79	124
Amendments	(3)	–	2
Benefits paid	(99)	(85)	(76)
Curtailment/settlements	–	(8)	–
Employee contributions	11	9	8
Expenses and tax paid	(1)	(2)	(1)

At end of year	2,185	2,007	1,754

Plan Assets
At beginning of year	1,596	1,380	1,575
Other additional plans	4	12	15
Acquisitions/disposals	2	50	–
Exchange rate adjustments	(6)	10	4
Actual return on plan assets	178	188	(177)
Benefits paid	(99)	(85)	(76)
Curtailment/settlements	–	(11)	–
Employer contributions	49	44	32
Employee contributions	11	10	8
Expenses and tax paid	(1)	(2)	(1)

At end of year	1,734	1,596	1,380

Funded status	(451)	(411)	(374)
Unrecognised prior service cost	4	7	8
Unrecognised transition amount	–	–	3
Unrecognised net actuarial loss/(gain)	323	301	323
Amount contributed to plan during fourth quarter	4	8	–

(Accrued)/Prepaid cost	(120)	(95)	(40)

The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,108	1,985	1,744
Aggregate fair value of plan assets	1,650	1,571	1,369

The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	1,871	1,735	1,422
Aggregate fair value of plan assets	1,639	1,565	1,228

158	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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UK pension scheme disclosures
The UK pension scheme accounts for over 70% of the total Group’s total benefit obligations. The Trustees of the main UK Scheme have three key investment objectives to guide them in their strategic management of the Fund’s assets. These are as follows:
a.	The acquisition of appropriate assets, which will generate income and capital growth and which together with new contributions from both members and the Group, will meet the cost of current and future benefits provided by the Fund.
b.	To limit the risk of the assets failing to meet the liabilities over the long term and in relation to the statutory UK Minimum Funding Requirement (MFR).
c.	To minimise the long term costs of the Fund by maximising the return on the assets, whilst having regard to the objective under (b) above.

The Trustees seek to achieve these objectives through investing in a mixture of real and monetary assets. In so doing, they recognise that returns on real assets, while expected to be greater over the long term than those on monetary assets, are likely to be more volatile. A mixture across asset classes should provide the level of returns required by the Fund to meet its liabilities at an acceptable level of risk for the Trustees and an acceptable level of cost to the Group.

In 2003, the Trustees undertook an asset and liability modelling exercise (“ALM”) with the assistance of the main UK scheme’s actuary. The ALM looked at a number of different investment scenarios and projected both a range and a best estimate of likely returns from each one, from which the Trustees determined the structure they feel most comfortable with. The long-term asset allocation deemed appropriate to meet the Trustees objectives following this review was as follows:

Equities	60%
Bonds	25%
Property	10%
Other, including private equity	5%

The breakdown of the market value of the main UK Scheme’s assets and the rate of return assumption applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

	2004	2003	2002
	Share of	Share of	Share of
	assets	assets	assets
	%	%	%

Equities	61%	65%	60%
Bonds	26%	22%	24%
Property	8%	8%	9%
Other, including private equity	5%	5%	7

	100%	100%	100%

The expected rate of return assumptions have been determined following consultation with the Group’s local actuarial advisers. The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the main UK scheme were:

	As at	As at
	30 September	30 September
	2004	2003
	% pa	% pa

Discount rate	5.5	5.5
Long-term asset return	7.4	7.3
Earnings increases	4.5	4.5
Pension increases	2.7	2.5

Under US GAAP the measurement date used for pension accounting is 30 September 2004.

The current best estimate of cash payments to be made into the main UK scheme for 2005 is £19 million (2004: £15 million). The Accumulated Benefit Obligation of the main UK scheme as at 30 September 2004 amounted to £1,458 million (2003: £1,313 million).

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	159

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UKand US Generally Accepted Accounting Principles continued
(i) Retirement benefits continued
The current best estimate of future benefit payments to members of the UK scheme after 2 January 2005 are set out below:

Annual
payments
£m

2005	62
2006	65
2007	68
2008	70
2009	73
Aggregate for financial years 2010 to 2014	415

Overseas disclosures
The Group has a number of overseas pension plans, the most significant of which are those in the USA, Canada, Australia and Ireland. The detail of the investment objectives of the schemes within these countries varies from plan to plan however the overall objectives are similar to those of the UK scheme.

The breakdown of the market value of the overseas scheme’s assets and the rate of return assumptions applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

2004
Share of
assets
%

Equities	67%
Bonds	20%
Property	7%
Other	6%

100%

The expected rate of return assumption has been determined in a manner consistent with that used by the UK scheme. The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the overseas schemes were not significantly different to either those used for the UK scheme or the Group as a whole.

The Group has a number of post retirement medical benefit plans, principally in the US and Canada. The assumed health care cost trend rates for 2005 are 10%, grading down to 5% over a periods between 10 and five years. The effect of a 1% increase and decrease on the service and interest component of the net period service cost and the accumulated benefit obligations for these schemes would not be significant.

(j) SAYE discounts
Under UK GAAP, there is no charge related to the discount offered on SAYE shares. Under US GAAP, the discount on each scheme has to be amortised over the life of the scheme.

(k) LTIP
Under UK GAAP, the costs of LTIP schemes are amortised based on the market value of shares at the date of grant. Under US GAAP, these plans are accounted for as variable plans and the cost is calculated based on the market price of shares at the date of award, however, for those schemes where the measurement period has not yet been completed so no award has been made, the cost is based on the year-end share price. The cumulative unutilised charge for these schemes is taken as a deduction from shareholders funds under US GAAP.

(l) Profit on disposal of fixed assets
Under UK GAAP profits on disposal of fixed assets are classified as non operating profits. Under US GAAP such items would be classified as a component of operating profit.

(m) Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under UK and US GAAP (see Note 31(a) and (b)), differences arise on the profit on sale of subsidiaries and investments.

160	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(n) Restructuring
Under UK GAAP, a provision for restructuring costs is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Usually, the following plans meet the recognition criteria:

•	Management, having the authority to approve the action, commits to a plan of termination.
•	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, the expected completion date and has been communicated to employees.
•	The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.
•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognised and measured at fair value when the liability is incurred. Under US GAAP an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.The timing of recognition and related measure of one-time termination benefit arrangements provided to current employees that are involuntarily terminated is dependent upon the arrangement meeting the 4 criteria mentioned above, and if the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits (that is, if employees are entitled to receive the termination benefits regardless of when they leave) or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognised and measured at its fair value at the date the arrangement is communicated.

In respect to other exit costs, US GAAP requires that liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

Additional information regarding the restructuring costs on a UK GAAP basis is provided in Note 3 and Note 16.

(o) Basis of consolidation
Under UK GAAP, the consolidated financial statements include the accounts of the parent company and those entities over which it exerts control. Control is usually obtained via a majority share of the voting rights in that entity.

Under US GAAP a company must assess if the entities with which it has business relationships are “Variable Interest Entities” (VIE). VIE’s are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. If an entity is a VIE the reporting company is required to assess whether it is the primary beneficiary of the VIE.

Cadbury Schweppes Delaware LP is a 100% owned subsidiary of the Company and is the issuer of the Quarterly Income Preferred Securities (see Note 22). The results of the entity and its financial position are consolidated for UK GAAP -purposes. The Group has determined that the entity meets the definition of a VIE and that the Group is not the primary beneficiary of this entity. Hence for US GAAP purposes Cadbury Schweppes Delaware LP has been deconsolidated.

The effect of these changes has been to increase the interest charge by £19 million and decrease non-equity minority interest by £19 million. In addition an exchange gain of £17 million that was previously taken to reserves on consolidation of the US dollar denominated subsidiary is now recognised in the income statement. The deconsolidation has given rise to an increase in short-term borrowings of £208 million and an offsetting reduction in balance sheet non-equity minority interests.

(p) Employee Trust
Prior to 2004, under UK GAAP own shares held by the Employee Trust were accounted for as fixed asset investments. Under US GAAP, own shares are accounted for within shareholders’ equity. In 2004 the UK GAAP treatment changed (see Note 1) and own shares are accounted for within shareholders’ equity consistent with US GAAP. The UK GAAP accounts have been restated on a consistent basis with a consequential restatement of the reconciliation to US GAAP.

(q) Associates
Under UK GAAP the Company records its share of operating profit in associates, before tax and interest, as a component of “Total Operating Profit including associates”. Interest and tax relating to such profit is included as part of “Net interest” and “Taxation”, respectively. Under US GAAP, equity in earnings of associates is presented in a one line item after minority interests.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	161

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Financial Statements
Notes to the Financial Statements continued

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued
(r) Minority Interest
Under UK GAAP the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. This difference does not affect shareholders’ funds and net income under US GAAP.

(s) Cash Flows
Under UK GAAP, the Group complies with FRS 1 “Cash Flow Statements”, the objective and principles of which are similar to those set out in SFAS 95 “Statement of Cash Flows”. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) dividends to ordinary shareholders; (h) management of liquid resources; and (i) financing activities. SFAS 95 requires only three categories of cash flow activity namely (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95; dividend payments are included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals net of cash acquired or disposed are included as investing activities under SFAS 95. In addition, under FRS 1, cash represents cash at bank and in hand less bank overdrafts. Under US GAAP bank overdrafts are usually classified as financing activities.

Under UK GAAP, current asset investments that are readily convertible into known amounts of cash without curtailing or disrupting the business but that fail to meet the UK GAAP definition of cash are included within liquid resources. Where amounts in respect of bank deposits recorded within liquid resources meet the definition of cash equivalents under US GAAP, the bank deposits are included within the US GAAP cash and cash equivalents.

A statement of cash flows presented in accordance with US GAAP using UK GAAP measurement principles is set out below:

	2004	2003	2002
		restated	restated
	£m	£m	£m

Operating activities:
Cash flow from operating activities	1,106	1,054	1,096
Interest paid	(239)	(197)	(124)
Interest received	28	41	50
Taxation	(150)	(195)	(221)

Net cash flow from operating activities	745	703	801

Investing activities:
Dividends received from associates	8	9	13
Purchases of fixed assets	(285)	(306)	(288)
Disposals of fixed assets	26	21	37
Acquisitions and disposals	(50)	(2,752)	(624)
Net change in bond and other non cash investments	7	7	(1)
Net change in equity and non equity investments	100	11	6

Net cash used in investing activities	(194)	(3,010)	(857)

Financing activities:
Financing	(265)	2,539	328
Equity dividends paid	(246)	(234)	(223)
Dividends paid to minority interest	(19)	(21)	(25)

Net cash provided by financing activities	(530)	2,284	80

Net increase/(decrease) in cash and cash equivalents	21	(23)	24

Effect of foreign exchange movements on cash balances	(2)	2	(3)

Cash and Cash Equivalents at beginning of year	306	327	306

Cash and Cash Equivalents at end of year	325	306	327

162	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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(t) Lease commitments The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance		Operating
		leases		leases

	2004	2003	2004	2003
	£m	£m	£m	£m

Within one year	20	4	59	58
Between one and two years	21	4	46	43
Between two and three years	22	3	35	33
Between three and four years	21	2	32	27
Between four and five years	1	1	29	25
After five years	1	1	134	102

	86	15	335	288
Less: Finance charges allocated to future periods	–	–	–	–

	86	15	335	288

(u) Doubtful Accounts The movement on allowance for doubtful accounts is as follows:

	2004	2003	2002
	£m	£m	£m

Balance at beginning of year	31	27	26
Exchange adjustments	2	1	–
Charged to profit and loss account	12	10	4
Acquisition	–	3	1
Utilised	(15)	(10)	(4)

Balance at end of year	30	31	27

(v) Right of Offset
Under UK GAAP in 2003, a guaranteed loan of £558 million (2002: £621 million) was offset against restricted cash deposits included in short-term investments in accordance with FRS 5. No such arrangement existed in 2004. Under US GAAP, this offset did not meet the requirements of Financial Accounting Standards Board Interpretation 39.

(w) Debt
Under UK GAAP debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets. At the end of 2004 the total value of the unamortised debt issue costs are £12 million.

32 Changes and Proposed Changes to US Generally Accepted Accounting Principles

(a) FIN 46R – Consolidation of Variable Interest Entities
In 2004, the Group adopted, for US reporting purposes, the Financial Accounting Standards Board Interpretation Note 46 (revised), “Consolidation of Variable Interest Entities – Interpretation of ARB No. 51” (FIN 46R). The impact of this change in accounting policy is discussed in Note 31(o). The adoption has not required the restatement of any prior years.

(b) SFAS 123R – Share-Based Payments
In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company is assessing the impact on its financial condition and results.

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	163

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Financial Statements
Notes to the Financial Statements continued

32 Changes and Proposed Changes to US Generally Accepted Accounting Principles continued
(c) SFAS 153 – Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning afterJune 15, 2005.The Company is assessing the impact on its financial condition and results.

(d) SFAS 151 – Inventory Costs, an amendment of ARB No. 43
On November 24, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognised as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning afterJune 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company is assessing the impact on its financial condition and results.

(e) EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations
At the November 17 – 18, 2004 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”. The purpose of the EITF is to clarify when a disposition should be classified as a discontinued operation caused by the contravening wording of paragraph 42 of Statement 144. The Task Force reached a consensus that classification of a disposed component as a discontinued operation is appropriate only if the ongoing entity:

1:	Has no continuing direct cash flows (a term Issue 03-13 introduces to interpret paragraph 42(a)), and
2:	Does not retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction (an interpretation of paragraph 42(b)).

Issue 03-13 should be applied to components that are disposed of or classified as held for sale in periods beginning after December 15, 2004. Previously reported operating results within an enterprise’s fiscal year that includes the ratification date may be reclassified to reflect the consensus. The Company is assessing the impact on its financial condition and results.

164	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Information Particulars for Shareowners

Contents	Inside Front Cover

Glossary	174

Cross reference to Form 20-F	175

Index	178

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	165

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Information Particulars for Shareowners

Dividends
The interim dividend for 2004 of 3.80 pence per ordinary share was paid on 15 October 2004. The final dividend for 2004 of 8.70 pence per ordinary share was announced by the Directors on 23 February 2005 and, subject to approval at the Annual General Meeting, will be paid on 27 May 2005 to ordinary shareowners on the register at the close of business on 29 April 2005. The recommended total dividend for 2004 is £255 million.

The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to owners of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareowners’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates. For 2001 and earlier years, the interim dividend was paid in November. Since 2002, interim dividends have been paid one month earlier in October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareowners. Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amounts of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareowners which is applicable to the Company.

The tables below detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates for interim and final dividends.

Dividend Rates per Ordinary Share

Financial Year	2004		2003	2002	2001	2000

Pence per ordinary share
Interim	3.80		3.65	3.50	3.35	3.20
Final	8.70(a	)	8.35	8.00	7.65	7.30
Total	12.50		12.00	11.50	11.00	10.50

(a) To be paid on 27 May 2005

Dividend Rates per ADR

Financial Year	2004		2003	2002	2001	2000

£ per ADR
Interim	0.15		0.15	0.14	0.13	0.13
Final	0.35(a	)	0.33	0.29	0.28	0.29
Total	0.50		0.48	0.46	0.44	0.42
US Dollars per ADR
Interim	0.27		0.24	0.21	0.19	0.18
Final	*(a	)	0.61	0.52	0.44	0.42
Total	*		0.85	0.73	0.64	0.60

(a) To be paid on 6 June 2005 to ADR holders

166	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.

Enquiries may be directed to:

JPMorgan Chase Bank N.A.
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: (781) 575 2680
www.adr.com

Global Invest Direct
Global Invest Direct (GID) is a programme established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank N.A.:
Freephone: #1 800 428 4237 (US only) or at the address above. For calls from outside the US dial +1 781 575 2680.

SEC Filings
In accordance with US legislation, portions of this Report have been incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) in Washington DC, and a copy of this Report has been filed as an exhibit to a Form 6-K filed with the SEC. This filing is available for public inspection and a copy is available on our website. If you wish to receive a hard copy, please contact JPMorgan Chase Bank N.A. at the ADR Service Center address above.

The Trading Market
The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Previously they were traded on the over-the-counter market in the US from 1984 until 1 May 1996 and were quoted on NASDAQ under the ticker symbol CADBY.

Following the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.

The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape:

Share Prices: Ordinary Shares and ADRs

		Ordinary Shares		American
				Depositary Receipts

		High	Low	High	Low
Financial Year		£	£	US$	US$

2000		5.00	3.23	29.00	21.44
2001		4.94	4.12	29.56	23.85
2002		5.34	3.78	31.75	24.40
2003	First quarter	3.94	3.01	25.60	19.76
	Second quarter	3.74	3.24	25.10	21.20
	Third quarter	3.97	3.43	25.84	22.29
	Fourth quarter	4.11	3.66	29.89	25.14
	Full year	4.11	3.01	29.89	19.76
2004	First quarter	4.51	3.93	34.35	29.15
	Second quarter	4.76	4.30	35.08	31.50
	September	4.64	4.21	33.25	30.71
	Third quarter	4.73	4.21	35.70	30.71
	October	4.53	4.29	33.60	30.76
	November	4.75	4.47	36.18	33.40
	December	4.87	4.60	38.00	35.40
	Fourth quarter	4.87	4.29	38.00	30.76
	Full year	4.87	3.93	38.00	29.15
2005	January	4.89	4.67	37.22	35.45
	February	5.18	4.79	39.67	36.59
	March (to 11 March)	5.19	5.06	40.25	39.07

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Information Particulars for Shareowners

The ADR price is affected by the exchange rate between the pound sterling and the US dollar. For exchange rate details, see page 170.

At 2 January 2005, 195 million ordinary shares were held as ADRs by 2,241 account holders with registered addresses in the US, representing approximately 9% of the outstanding ordinary shares. Analysis of the share register and of the beneficial ownership of ordinary shares held by nominees through the London Stock Exchange indicated that in total 651 million ordinary shares, including those held through ADRs, were held by 2,604 investors with addresses in the US, representing 31% of the outstanding ordinary shares.

The 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (the “Preferred Securities”) (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP (a Group company) and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange. The following table details, for the stated periods, the high and low market prices of the Preferred Securities as reported on the New York Stock Exchange composite tape:

Preferred Securities: High and Low market prices

		High	Low
Financial Year		US$	US$

2000		25.19	22.81
2001		26.20	25.06
2002		25.99	25.03
2003	First quarter	25.70	25.05
	Second quarter	26.34	25.26
	Third quarter	26.30	25.50
	Fourth quarter	26.36	25.55
	Full year	26.36	25.05
2004	First quarter	26.57	25.71
	Second quarter	26.00	25.27
	September	26.50	25.86
	Third quarter	26.50	25.69
	October	26.53	26.00
	November	26.68	26.05
	December	26.74	26.04
	Fourth quarter	26.74	26.00
	Full year	26.74	25.27
2005	January	26.54	26.00
	February	26.45	26.10
	March (to 11 March)	26.55	26.20

Service of Process and Enforcement
of Liabilities
Cadbury Schweppes plc is a public company with limited liability incorporated under the laws of England and Wales with registered number 52457. Most of our senior management are not residents of the United States. A substantial portion of our assets and all or a substantial portion of the assets of these named persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the

United States upon us or these persons or, even if process is served against us or these persons, to enforce against us or them judgements obtained in United States courts. We have been advised by our legal advisors, Morgan, Lewis & Bockius LLP in conjunction with Morgan, Lewis & Bockius, registered foreign lawyers and solicitors, that there is substantial doubt as to the enforcement in England, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated upon US federal securities laws, including civil liabilities under those laws.

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Exchange Controls and other Limitations
affecting Security Holders
There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares. The owner shall also not be entitled to attend or vote at meetings, and (in the case of a person who owns at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends and the owner shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in certain circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.

Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.

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Information Particulars for Shareowners

Exchange Controls and other Limitations affecting Security Holders continued

As detailed on page 22, at the date of this Report the Company holds two notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies

Act. The table below details notifications of interests, in accordance with the Companies Act, from 1 January 2002 to 11 March 2005.

Notifications of Share Interests

		Number of shares
		in which there	Interest in issued
		is an interest	share capital
Date of notification	Interested party	(in millions)	(in %)

2002
18 June	Legal & General Investment Management	61.7	Increase to 3.0
12 July	Barclays PLC	63.3	Increase to 3.1
19 November	Barclays PLC	60.6	Decrease to 2.9
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0
10 May	Franklin Resources, Inc.	119.2	Decrease to 5.8

Exchange Rates
The table below details for the stated periods the average or the high and low Noon Buying Rates (i.e. the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York) for pounds sterling expressed in US dollars per £1.00:

Exchange Rates

		High	Low	Average (b)
Financial Year (a)		US$	US$

2000		–	–	1.51
2001		–	–	1.44
2002		–	–	1.51
2003		–	–	1.64
2004	September	1.81	1.77	–
	October	1.84	1.80	–
	November	1.83	1.91	–
	December	1.95	1.91	–
	Full year	–	–	1.84
2005	January	1.91	1.86	–
	February	1.92	1.86	–
	March (to 11 March)	1.93	1.91	–

(a)	The Company’s financial year ends on the Sunday nearest to 31 December.
(b)	Calculated by using the average of the exchange rates on the last day of each month during the period.

On 31 December 2004, the last dealing day of the Company’s financial year, the Noon Buying Rate for the pound sterling was £1.00 = US$1.92. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London

Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

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Taxation
This discussion of Australian, UK and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. If a shareowner is in any doubt about their tax position, or is resident or otherwise subject to taxation in a jurisdiction other than Australia, the UK or the US, they should contact their own professional adviser.

The summary of UK, US and Australian tax laws set out below is based: (i) on the laws in force as at 1 January 2005, and is subject to any changes in UK, US or Australian law, in any double taxation convention between the US and the UK, Australia and the UK or in UK Inland Revenue practice, occurring after 1 January 2005; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US or Australian resident shareowner that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.

On 24 July 2001, the US and the UK signed a new double taxation convention which came into force on 31 March 2003 (the “New US-UK Convention”). The discussions below regarding US residents are based on the articles of the New US-UK Convention.

For the purpose of the New US-UK Convention and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed below, the holders of ADRs should be treated as the owners of the underlying ordinary shares that are evidenced by such ADRs.

On 21 August 2003, Australia and the UK signed a new double taxation convention (the “New Aus-UK Convention”). The New Aus-UK Convention came into force on 17 December 2003, replacing the existing double taxation convention and amending Protocol signed in 1967 and 1980 respectively (the “Old Aus-UK Convention”). Under the New Aus-UK Convention, the general withholding tax limit in respect of dividends of 15% will continue to be imposed. However, this limit has no application where the domestic tax law does not apply a dividend withholding tax, as is the case in the UK. Under the Old Aus-UK Convention an Australian resident shareowner was entitled to claim a tax credit from the Inland Revenue in respect of dividends received from a UK resident company, subject to a notional withholding tax. The payment of such tax credits is not provided for in the New Aus-UK Convention and was, therefore, effectively abolished with effect from 1 July 2004.

Taxation of Dividends
Australian Residents
An individual shareowner, resident in Australia for tax purposes, will be assessable to Australian income tax on a dividend received from a UK resident company. The assessable amount will be the AUD equivalent of the GBP dividend, on the day it is paid or received.

An Australian tax resident non-individual shareowner (defined as a shareowner who is not a natural person and who owns less than 10% of the issued share capital of the Company) will be assessable to Australian income tax on a similar basis to an individual shareowner. If an Australian resident company owns at least 10% of a UK resident company, the dividend may be exempt.

If on receipt of the dividend the GBP amount is not immediately converted to AUD, the shareholder may be subject to Australian tax on any foreign exchange gain or loss that arises.

UK Residents
An individual shareowner resident in the UK is generally treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareowner's UK income tax liability.

Shareowners who pay tax at the starting rate (10%), lower rate (20%) or basic rate (22%) will have no further liability to tax.

Non taxpayers will be unable to make a claim for the repayment of the notional tax credit.

The position of higher rate taxpayers is as follows (using a cash dividend of £90 as an example):

£

Cash dividend	90.00
Tax credit	10.00

Income	100.00
Higher Rate Tax*	(32.50)

After-tax income	67.50

* The higher tax rate itself is 40%, however a special tax rate of 32.5% applies to income from UK dividends. Tax payable under self assessment is £22.50 (made up of £32.50 less the tax credit of £10).

Where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable, but after this date such tax credit will no longer be repayable.

US Residents
A US resident shareowner will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareowners.

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Information Particulars for Shareowners

A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US federal income tax purposes. The amount of any cash distribution paid in pounds sterling will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code. Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends received in 2005. The US Treasury and the Internal Revenue Service have announced that they intend to develop a certification procedure by which a foreign corporation may certify that it satisfies certain of the requirements for the rate of 15% in respect of dividends received before 2009 by individual shareholders of such foreign corporations.

As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains
Australian Residents
Holders of ADRs or ordinary shares who are Australian resident individuals or Australian companies, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a permanent establishment, or the holder is an individual who is temporarily not resident in the UK, as defined by the Taxation of Capital Gains Act 1992.

However, a holder of ADRs or ordinary shares who is an Australian resident will generally recognise a capital gain or loss for Australian income tax purposes on the sale or disposition of ADRs or ordinary shares. The Australian tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareowners who are subject to Australian CGT.

The taxable amount of any capital gain realised in respect of such a disposal is broadly determined by reducing the Australian dollar equivalent of the proceeds received on the disposal of the ADRs or ordinary shares by the cost base of the shares (i.e. the original costs of the ADRs or ordinary shares, converted to AUD at the time of acquisition, and indexed for inflation from the date of acquisition up to 21 September 1999).

An Australian capital gain of a corporate shareholder resident in Australia is taxed at the Australian corporate tax rate of 30%.

An Australian capital gain of an individual shareholder resident in Australia is generally taxed at the individual’s marginal tax rate. However, individual shareholders resident in Australia may be entitled to a 50% exemption if the ADRs or ordinary shares are held for more than one year. Where the shareholder is a superannuation fund, it may be entitled to a 33.33% exemption if the ADRs or ordinary shares are held for more than one year. When the exemption is applied by a taxpayer, no cost base indexation is available.

Generally, Australian capital gains tax will not apply to shares acquired before 20 September 1985. However, an Australian taxpayer may still be subject to Australian income tax in respect of such a disposal in certain circumstances.

Legislation recently introduced but not yet enacted in Australia provides for a capital gains tax exemption in respect of the disposal of shares in a foreign company where the shareholder has at least a 10% interest in the company. The exemption is prima face available to Australian shareholders for disposals occurring on or after 1 July 2004 to the extent to which the company in which the shares are held carries on an active business.

UK Residents
The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareowners who are subject to UK CGT.

For shares held on 31 March 1982 and continuing to be held by shareowners who are resident in the UK for tax purposes and are subject to CGT, the base cost for CGT purposes will normally be the market value of the shares as at 31 March 1982. For shares purchased after this date by shareowners, the base cost will normally be the acquisition costs of the shares.

The value of an ordinary share of 12.5p as at 31 March 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. For shareowners who subscribed for their full entitlement under the rights issues in October 1993 and February 1995, the value per share was 77.535p.

US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a permanent establishment, or the holder is an individual who is temporarily not resident in the UK, as defined by the Taxation of Chargeable Gains Act 1992.

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A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise a gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.

The capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate is scheduled to expire in 2009.

US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp Duty Tax for ADRs
No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts or the provision of clearance services or to a nominee or agent for such a person.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the nearest £ 5 in the case of stamp duty). Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration where ordinary shares are transferred to a person whose business is or includes the provision of clearance services, or to a nominee or agent for such a person.

A transfer of ordinary shares from a nominee to the ordinary shares’ beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.

Close Company Status
So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.

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Glossary

Terms used in this Report & Accounts

Allotted
Associated undertaking
Called-up share capital
Capital allowances
Cash at bank
Creditors
Creditors: Amounts falling due after more than one year
Creditors: Amounts falling due within one year
Debtors
Fair values
Finance lease
Financial year
Freehold
Freehold land
Gearing
Group, or consolidated accounts
Interest receivable
Interest payable
Loan capital
Net asset value
Pension scheme
Profit
Profit and loss account (reserve)
Profit and loss account
Profit attributable to ordinary shareholders
Reconciliation of movements in shareholders' funds
Reserves
Share capital

Share option
Share premium account

Shares in issue
Shareholders’ funds
Stocks
Tangible fixed assets
Turnover

US equivalent or brief description

Issued
Generally a 20%-50% owned investee
Ordinary shares, issued and fully paid
Tax term equivalent to US tax depreciation allowances
Cash
Accounts payable/payables
Long-term liabilities
Current liabilities
Accounts receivable/receivables
Current values
Capital lease
Fiscal year
Ownership with absolute rights in perpetuity
Land owned
Leverage
Consolidated financial statements
Interest income
Interest expense
Long-term debt
Book value
Pension plan
Income (or earnings)
Retained earnings
Income statement
Net income
Statement of changes in stockholders’ equity
Stockholders’ equity other than capital stock
Ordinary shares, capital stock or common stock issued and
     fully paid
Stock option
Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable
Shares outstanding
Stockholders’ equity
Inventories
Property, plant and equipment
Revenues (or sales)

174	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for the Group’s fiscal year ended 2 January 2005. Such information is filed with the Securities and Exchange Commission in the US for all purposes and is the only information that is intended to be so filed or incorporated by reference into any filing by the Company under applicable US securities laws. References below to major headings include all information under such major headings, including subheadings. References to subheadings include only information contained under such subheadings.

Item		Page

1	Identity of Directors, Senior Management and Advisors
	Not applicable	–

2	Offer Statistics and Expected Timetable
	Not applicable	–

3	Key Information
	Selected Financial Data	79–86
	Risk Factors	16–18; 168; 172

4	Information on the Company
	History and development of the Company	2–10; 70; (a)
	Business overview	2–10; 11–16
	Organisational structure	140–142; (a)
	Property, plants and equipment	10; 56; 58; 59; 60; 62; 64; 65; 66; 68–69; 70

5	Operating and Financial Review and Prospects
	Operating Results	49–78
	Liquidity and capital resources	68–71
	Research and development	14
	Trend information	11; 18; 49–78
	Off-balance sheet arrangements	49–78; (a)
	Tabular disclosure of contractual obligations	69

6	Directors, Senior Management and Employees
	Directors and senior management	20–21
	Compensation	33–48
	Board practices	25–31
	Employees	8–13
	Share ownership	22; 33–48

7	Major Shareowners and Related Party Transactions
	Major shareowners	22; 170
	Related party transactions	47–48; (a)

8	Financial Information
	Consolidated statements and other financial information	87–165
	Significant changes	(a)

9	The Offer and Listing
	History of stock price	169–170
	Markets	169–170

10	Additional Information
	Memorandum and Articles of Association	(a)
	Material contracts	(a)
	Exchange controls	171–172
	Taxation	173–175
	Documents on display	(a)

11	Quantitative and Qualitative Disclosure About Market Risk	70–72

12	Description of Securities Other Than Equity Securities
	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies
	None	–

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Cross reference to Form 20-F

Item		Page

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	None	–

15	Controls and Procedures	30–31; (a)

16A	Audit Committee Financial Expert	28

16B	Code of Ethics	26

16C	Principal Accountant Fees and Services	28–29; 105–106

16D	Exemptions from the Listing Standards for Audit Committees	–

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	(a)

17	Financial Statements
	Not applicable	–

18	Financial Statements
	Statement of Directors’ responsibilities in relation to Financial Statements	88
	Auditors’ Report	88–89
	Group Profit and Loss Account	90–91
	Recognised Gains and Losses	92
	Reconciliation of Movements in Shareowners’ Funds	92
	Balance Sheets	93
	Group Cash Flow Statement	94
	Geographical Analysis	95–97
	Supplementary Reportable Geographical Information	98
	Notes to the Financial Statements	99–165

19	Exhibits
(a)	All or a portion of the information required by this Item is set forth in, and incorporated by reference from, the Form 20-F of Cadbury Schweppes plc, which will be filed with the United States Securities and Exchange Commission in April 2005.

The Noon Buying Rate on 11 March 2005 was £1=US$1.93.

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Report & Accounts and Form 20-F 2004 Cadbury Schweppes	177

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Index

A	American Depositary Receipts 167
Annual Incentive Plan (AIP) 38
Audit Committee 28
Auditors’ Report 88

B	Balance Sheets 93
Board Committees 28
Board Effectiveness 28
Board of Directors 26
Bonus Share Retention Plan (BSRP) 38
Brands (main) 8
Business Overview 2
Business regions 8

C	Capital Gains 172
Capital Structure and Resources 68
Changes in the Directors’ share interests since the
year-end 47
Close Company Status 173
Community value around the world 15
Comparative Statements 18
Competition 11
Consumer issues 15
Consumers and customers 12
Corporate and Social Responsibility Committee 30
Corporate and social responsibility 14
Corporate governance 14
Corporate Governance Report 25
Cross reference to Form 20-F 175
CSR external ranking and verification 16

D	Description of Business 1
Directors 22
Directors’ Biographies 20
Directors – Outside Appointments of Executive
Directors 41
Directors’ indemnities 42
Directors’ pay, balance between fixed and variable
elements 36
Directors’ Remuneration tables 42
Directors, Salaries and benefits in kind for Executive
Directors 37
Directors’ Service Contracts 37
Disabled persons 13
Discretionary Share Option Plans 40
Dividends 22, 166

E	Employee communication and involvement 13
Employee share ownership 13
Employees, number of 12
Environmental, health and safety 15
Equal employment opportunities, diversity and
inclusiveness 13
Ethical sourcing 15
Exchange Controls and other Limitations affecting
Security Holders 169
Exchange Rates 170

F	Financial Ratios 84
Financial Record 79
Financial Statements 87
Forward Looking Statements 18

G	Geographical Analysis of results 95
Glossary 174
Goals and priorities 5
Going Concern statement 23
Government regulation and legislation 16
Group Cash Flow Statement 94
Group Financial Record 80
Group Profit and Loss Account 90

H	Health and well-being 13
How the Board Operates 27
Human rights 15

I	IFRS 42
Industry trends 11
Information Particulars for Shareowners 165
Innovation 14
Intellectual property 14
Internal Control 30

L	Leadership imperatives 13
Learning and development 12
Long Term Incentive Plan (LTIP) 38

M	Managing for value 6
Market Environment 11

178	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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N	Nomination Committee 29
Non-Executive Directors 27, 42
Notes to the Financial Statements 99
Accounting Policies (note 1) 99
Acquisitions (note 23) 134
Borrowings (note 19) 123
Capital and Reserves (note 21) 132
Cash Flow from Operating Activities (note 26) 139
Changes and Proposed Changes to US Generally
Accepted Accounting Principles (note 32) 163
Contingent Liabilities and Financial Commitments
(note 25) 139
Creditors other than borrowings (note 15) 117
Debtors (note 14) 116
Deferred Taxation (note 17) 118
Derivatives and other Financial Instruments
(note 20) 126
Directors' Remuneration (note 5) 107
Dividends (note 8) 109
Earnings per Ordinary Share (note 9) 109
Employees and emoluments (note 4) 107
Foreign Currency Translation (note 28) 142
Group Companies (note 27) 140
Intangible Assets and Goodwill (note 10) 110
Investments (note 12) 113
Leasing Commitments (note 24) 138
Minority Interests (note 22) 133
Net interest (note 6) 107
Operating costs (note 3) 105
Pension Arrangements and other Post-Retirement
Benefits (note 18) 119
Post Balance Sheet Events (note 29) 142
Profit on sale of subsidiaries and investments
(note 2) 105
Provisions for Liabilities and Charges (note 16) 117
Share Plans (note 30) 143
Stocks (note 13) 116
Summary of Differences between UK and US
Generally Accepted Accounting Principles
(note 31) 147
Tangible Fixed Assets (note 11) 111
Tax on Profit on Ordinary Activities (note 7) 108

O	Operating and Financial Review 49
Operating Review 54
Organisation Capabilities and Governance 12
Organisation structure and management 7
Origins and portfolio development 2
Other Share Option Plans 41

P	Pensions 13
Policy on Payment to Suppliers 23
Production assets 10

R	Raw materials and suppliers 12
Recognised Gains and Losses 92
Reconciliation of Movements in Shareholders' Funds 92
Relations with Shareowners 30
Remuneration Committee 29
Remuneration Committee members and advisers 34
Remuneration Committee, role of 34
Remuneration Policy principles 34
Report of the Directors 19
Report on Directors' Remuneration 33
Retirement Benefits 41
Review of Accounting Policies 73
Risk Factors 16

S	Science and technology – including research and
development 14
Service of Process and Enforcement of Liabilities 169
Share based awards and dilution 36
Stamp Duty Tax for ADRs 173
Statement of Directors' responsibilities in relation to the
Financial Statements 88
Substantial Shareholdings 22

T	Taxation 171
Taxation of Dividends 171
The business today 2
The role of the Remuneration Committee 34
The Trading Market 167
TSR Performance Graph 37

U	UK Corporate Governance 26
US Corporate Governance 26
US Estate and Gift Tax 173
US GAAP Financial Record 86

Report & Accounts and Form 20-F 2004 Cadbury Schweppes	179

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Enquiries
For enquiries regarding shareholdings that are not appropriate for either the Registrars or the ADR Depositary, please contact the Group Secretary.

For enquiries of a general nature regarding the Company and for Investor Relations enquiries, please contact Investor Relations.

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB
UK
Telephone: +44 (0) 20 7409 1313

Copies of the Better Payment Practice: Your guide to paying and being paid on time can be obtained from the Department of Trade and Industry, DTI Publications Orderline, Admail 528, London SW1W 8YT, telephone 0870 1502500.

Alternatively, it can be ordered or downloaded from the DTI website, www.payontime.co.uk/downloads/DTI_BPP_brochure.PDF.

© Cadbury Schweppes plc 2005
The Company was incorporated in England as a limited company on 6 May 1897, under the name of Schweppes Limited. On 28 March 1969 it changed its name to Cadbury Schweppes Limited and on 27 November 1981, it re-registered as Cadbury Schweppes public limited company. The Company is subject to the laws of England and is domiciled in England.

The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Report & Accounts and Form 20-F. All paper used in the production of this report is recyclable and biodegradable and contains 50% recovered fibre. The paper was manufactured under ISO 9002 and ISO 14001 environmental accreditation. The inks are all soya based. The polybag in which this document has been dispatched to shareowners is biodegradable.

“Sunkist” is a registered trade mark of Sunkist Growers, Inc.

Designed by Addison Corporate Marketing Limited
Typeset by Asset Graphics
Printed in England at St Ives Westerham Press

180	Cadbury Schweppes Report & Accounts and Form 20-F 2004

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Find out more at: www.cadburyschweppes.com